As filed with the Securities and Exchange Commission on June 10, 2004

                                                   1933 Act File No. 333-89784
                                                   1940 Act File No. 811-21110

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM N-2

[X]   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] Pre-Effective Amendment No.
[X] Post-Effective Amendment No. 10

                                     and

[X]   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] Amendment No. 12

------------------------------------------------------------------------------
                   OFI Tremont Core Diversified Hedge Fund
------------------------------------------------------------------------------
               Exact Name of Registrant as Specified in Charter

            6803 South Tucson Way, Centennial, Colorado 80112-3924
------------------------------------------------------------------------------
              Address of Principal Executive Offices) (Zip Code

                                (303) 768-3200
------------------------------------------------------------------------------
              Registrant's Telephone Number, including Area Code

                              Dina C. Lee, Esq.
                            OppenheimerFunds, Inc.
                Two World Financial Center, 225 Liberty Street
------------------------------------------------------------------------------
                        New York, New York 10281-1008
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                    Name and Address of Agent for Service

Approximate Date of Proposed Public Offering:  as soon as practicable after the effective date of this registration statement

If any securities  being  registered on this form will be offered on a delayed or continuous  basis in reliance on Rule 415 under the Securities Act of 1933, other than  securities  offered  in  connection  with a dividend  reinvestment plan, check the following box..............................................[X]

It is proposed that this filing will become effective

.......[ X ] when declared effective pursuant to Section 8(c)

The following  boxes should only be included and  completed if the  registrant
is  a  registered   closed-end   management  investment  company  or  business
development  company which makes periodic  repurchase  offers under Rule 23c-3 under the  Investment  Company Act and is making this filing in according with
Rule486 under the Securities Act.

.......[   ] immediately upon filing pursuant to paragraph (b)
.......[   ] on _______________ pursuant to paragraph (b)
.......[   ] 60 days after filing pursuant to paragraph (a)
.......[   ] on _______________ pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This  post-effective  amendment  designates a new  effective  date for a previously filed post-effective amendment.

[   ] This form is filed to  register  additional  securities  for an offering pursuant to Rule 462(b) under the  Securities  Act and the Securities Act registration  statement  number  of the  earlier  effective  registration statement for the same offering is ______.

                                   FORM N-2
                   OFI TREMONT CORE DIVERSIFIED HEDGE FUND

                                  SIGNATURES

      Pursuant  to the  requirements  of the  Securities  Act of 1933  and the
Investment   Company  Act  of  1940,  the  Registrant  has  duly  caused  this
Registration  Statement  to be  signed  on  its  behalf  by  the  undersigned, thereunto duly authorized,  in the City of New York, and State of New York, on
the 10th day of June, 2004.

                              OFI Tremont CORE DIVERSIFIED Hedge  Fund

                              By:  /s/ John V. Murphy

                              -------------------------------------------------
                              John V. Murphy, President, Principal
                              Executive Officer, Chairman & Trustee

      Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                         Date
---------                    -----                         ----

/s/  John V. Murphy*         President, Principal          June 10, 2004
-----------------------      Executive Officer,
John V. Murphy               Chairman and Trustee

/s/  Brian W. Wixted*        Treasurer and Principal       June 10, 2004
-------------------------    Financial and Accounting
Brian W. Wixted              Officer

/s/  Ronald J. Abdow*        Trustee                       June 10, 2004
-------------------------
Ronald J. Abdow

/s/  Eustis Walcott*         Trustee                       June 10, 2004
---------------------
Eustis Walcott

/s/  Joseph M. Wikler*       Trustee                       June 10, 2004
-------------------------
Joseph M. Wikler

/s/  Peter I. Wold*          Trustee                       June 10, 2004
-------------------------
Peter I. Wold

*By:  /s/ Robert G. Zack
        -----------------------------------------
Robert G. Zack, Attorney-in-Fact

OFI Tremont Core Diversified Hedge Fund

------------------------------------------------------------------------------

Prospectus dated July 30, 2004

------------------------------------------------------------------------------

OFI  Tremont  Core  Diversified  Hedge  Fund  seeks to  generate  consistently absolute  returns over various market  cycles.  The Fund seeks to achieve this objective  by  investing  primarily  in private  investment  partnerships  and similar investment  vehicles that are managed by a select group of alternative asset managers  employing a wide range of specialized  investment  strategies.
This  investment  process is often  referred to as a  multi-manager  or "hedge fund  of  funds"  approach.  OppenheimerFunds,  Inc.  (the  "Adviser")  is the
Fund's   investment   adviser.   Tremont   Partners,   Inc.  (the  "Investment
Manager"), an affiliate of the Adviser, is the Fund's investment manager.

(continued on next page)

Investing in the Fund's shares of beneficial  interest  ("shares")  involves a high degree of risk.  See "MAIN RISKS OF INVESTING  IN THE FUND"  beginning on page 7.

            Neither  the  Securities  and  Exchange  Commission  nor any state securities  commission has approved or disapproved  these securities or passed upon the adequacy of this prospectus.  Any  representation  to the contrary is a criminal offense.

OppenheimerFunds   Distributor,   Inc.   (the   "Distributor")   acts  as  the

distributor of the Fund's shares on a best efforts  basis,  subject to various conditions.  Shares  are  being  offered  through  the  Distributor  and other brokers  and  dealers  that have  entered  into  selling  agreements  with the

Distributor.  Shares  will be sold  only to  "Qualified  Investors"  that  are
exempt  from  federal   income  tax.   See   "Investor   Qualifications."   In
addition,  the Adviser may pay, out of its own assets, an amount not to exceed
0.25% (on an annualized  basis) of the aggregate  value of outstanding  shares held by shareholders  introduced by certain Investor Service  Providers.  (See
"Investor Servicing Arrangements.")

                             --------------------
                      OppenheimerFunds Distributor, Inc

(continued from previous page)

            INVESTMENT PROGRAM.  The Fund will pursue its investment objective
by  investing  primarily  in  private  investment   partnerships  and  similar
investment vehicles  ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio  Managers") that employ a wide range of specialized  investment  strategies.  It will allocate its assets  dynamically among a variety of alternative  investment  strategies that each  individually offers the potential  for  attractive  investment  returns and are expected to blend  together  within  the  Fund's  portfolio  to limit the  Fund's  overall investment exposure to general trends in equity,  debt and other markets.  The investment  programs of the Portfolio Managers may include both market neutral
strategies,   such  as  long/short  equity  investing  and  various  types  of arbitrage strategies, as well as directional strategies,  such as event driven and distressed  investments.  In allocating the Fund's assets among  Portfolio
Managers that pursue  directional  strategies,  the Fund's Investment  Manager will  emphasize  investment  programs  that it  believes  are most  likely  to achieve  high rates of return  under  prevailing  market  conditions.  Many of these investment programs involve the use of hedging and arbitrage  techniques in the  equity,  fixed  income,  currency  and  commodity  markets.  Portfolio
Managers  may  invest and trade in a wide range of  instruments  and  markets, including,  but not limited to, U.S. and non-U.S.  equities and equity-related instruments,  currencies,  financial  futures,  and  fixed  income  and  other debt-related  instruments.  In  connection  with  their  investment  programs,
Portfolio  Managers  will make use of a variety  of  sophisticated  investment techniques that often involve,  among other things, short sales of securities, the use of leverage  (i.e.,  borrowing  money for  investment  purposes),  and transactions in derivative  securities and other financial instruments such as stock options,  index options,  futures contracts,  and options on futures. In lieu of  investing  in  Portfolio  Funds,  the Fund may on  occasion  retain a
Portfolio  Manager to manage a  designated  portion  of the  Fund's  assets in accordance  with the Portfolio  Manager's  specialized  investment  style.  In that  event,  the Fund may  invest  directly  in  securities  selected  by the
Portfolio   Manager.   The  Fund's   Investment   Manager  will  have  primary
responsibility  for selecting  Portfolio  Managers and determining the portion of the  Fund's  assets to be  allocated  to each  Portfolio  Manager.  It will consider  various criteria in selecting  Portfolio  Managers,  including:  the historical  investment  performance of the Portfolio  Manager;  its reputation and  experience;  the  effectiveness  of  its  risk  management  systems;  its adherence to its stated  investment  philosophy;  the quality and stability of the  Portfolio  Manager's  organization;  and  whether  key  personnel  of the
Portfolio  Manager have  substantial  investments  in the Portfolio  Manager's investment program.

            INVESTMENT    ADVISER.     Commencing    on    June    2,    2004,
OppenheimerFunds,  Inc. (the `Adviser') began serving as the Fund's investment adviser.  Prior to that  time  and  before  the  Adviser  assumed  the role of investment adviser, the Adviser's wholly-owned  subsidiary,  OFI Institutional
Asset  Management,  Inc., served as the Fund's  investment  adviser.  This did not  result  in any  change to the  oversight  of the Fund.  The  Adviser  has operated as an  investment  adviser  since 1960.  The Adviser  (including  its subsidiaries)  managed  more than $155 billion of assets as of March 31, 2004.
Clients of the Adviser include the  Oppenheimer  mutual funds with more than 7 million investor accounts.

            INVESTMENT  MANAGER.   Tremont  Partners,  Inc.  (the  "Investment
Manager") serves as the Fund's sub-adviser and provides day-to-day  investment management  services to the Fund,  subject to the general  supervision  of the
Adviser.  The  Investment  Manager is an indirect  wholly-owned  subsidiary of
Oppenheimer  Acquisition  Corp.,  the  parent  company of the  Adviser.  Since
1984, the Investment  Manager and its  affiliates  within the Tremont  Capital
Management,  Inc. ("TCM")  organization have provided  alternative  investment solutions to a diverse client base, including financial  institutions,  mutual funds, other investment companies,  investment managers, ERISA plans, and high net worth individuals.

            The  Investment  Manager will have  responsibility  for  selecting
Portfolio  Managers  and  determining  the portion of the Fund's  assets to be allocated to each  Portfolio  Manager.  It has the  investment  discretion  to select Portfolio Funds and Portfolio  Managers on behalf of the Fund, and will recommend to the Board  whether or not the Fund should enter into a management agreement  with a Portfolio  Manager  pursuant  to which Fund assets  would be managed  in  a  Portfolio  Account.  It  will  consider  various  criteria  in
selecting   Portfolio   Managers,   including  among  others:  the  historical
investment   performance  of  the  Portfolio   Manager;   its  reputation  and
experience;  the effectiveness of its risk management  systems;  its adherence to  its  stated  investment  philosophy;  the  quality  and  stability  of the
Portfolio Manager's  organization;  and whether key personnel of the Portfolio
Manager have  substantial  investments in the Portfolio  Manager's  investment program.

            RESTRICTIONS  ON TRANSFER.  With very limited  exceptions,  shares of the Fund are not  transferable  and liquidity will be provided only through repurchase  offers  which  may be  made  from  time  to  time  by the  Fund as determined  by the Board of  Trustees  of the Fund (the  "Board")  in its sole discretion.  See "Repurchases of Shares and Transfers."

            REPURCHASES  OF SHARES.  To provide a limited  degree of liquidity to  investors,  the  Fund  from  time to time  may  offer  to  repurchase  its outstanding  shares  pursuant  to  written  tenders by  investors.  Repurchase offers  will be made at such times and on such terms as may be  determined  by the Board in its sole  discretion.  The Adviser expects that it will recommend to the  Board  that  the  Fund  offer  to  repurchase  shares,  as of the last business  day  of  March,  June,  September  and  December  of  each  year.  A redemption  fee equal to 1.00% of the value of shares  repurchased by the Fund will apply if the date as of which the  shares  are to be valued for  purposes of  repurchase  is less than one year  following  the date of a  shareholder's initial investment in the Fund.  See "Repurchases of Shares and Transfers."

            MANAGEMENT  FEE.  The Fund will pay the Adviser a monthly fee (the
"Management  Fee") computed at the annual rate of 1.50% of the aggregate value of outstanding  shares  determined as of the last day of the month (before any repurchases  of  shares,  as  explained  below  under  "About  Your  Account -
Repurchases  of  Shares").  The Adviser  pays a monthly fee to the  Investment
Manager  equal  to 50% of the  amount  of the  management  fee  earned  by the
Adviser under the Advisory  Agreement.  This fee is payable by the Adviser and not the Fund.  See "How the Fund is Managed - Advisory Fees."

            INVESTOR   QUALIFICATIONS.   Shares  are  being  offered  only  to
investors  that (i) represent that they are companies  (other than  investment companies)  that have a net worth of more  than  $1,500,000  or that they meet
certain  other  qualification   requirements  ("Qualified  Investors"),   (ii)
represent  that they are U.S.  persons for federal  income tax  purposes,  and
(iii) are exempt from  federal  income tax.  See "About Your  Account - How to
Buy Shares - Investor  Qualifications."  The minimum initial investment in the
Fund by any investor is $1,000,000  and the minimum  additional  investment in the Fund by any  investor  is  $100,000.  The Fund may modify  these  minimums from time to time.  Investors  generally  must hold their  shares  through the
Distributor  or  through a broker or dealer  that has  entered  into a selling agreement with the Distributor.

                             --------------------

            This  prospectus   concisely   provides  the  information  that  a
prospective  investor should know about the Fund before  investing.  Investors are  advised  to read this  prospectus  carefully  and to retain it for future reference.  Additional  information  about the Fund,  including a statement of additional  information  ("SAI") dated July 30, 2004,  has been filed with the
Securities  and Exchange  Commission.  The SAI is  available  upon request and without  charge by writing the Fund at the address  above or by calling  (866)
634-6220.  The SAI is  incorporated  by reference into this  prospectus in its entirety.  The  table  of  contents  of the  SAI  appears  on  page 42 of this prospectus.  The SAI, and other  information about the Fund, is also available on the SEC's website  (http://www.sec.gov).  The address of the SEC's Internet site is provided  solely for the  information of prospective  investors and is not intended to be an active link.

            An investment  in the Fund is not a deposit or  obligation  of, or guaranteed or endorsed by, any bank or other insured  depository  institution, and is not insured by the Federal Deposit Insurance  Corporation,  the Federal
Reserve Board or any other government agency.

            You  should  rely  only  on  the  information  contained  in  this prospectus.  The Fund has not authorized  anyone to provide you with different
information.   In  addition,  you  should  not  assume  that  the  information provided by this  prospectus is accurate as of any date other than the date on the  front of this  prospectus.  The Fund is not  making an offer of shares in any state or other jurisdiction where the offer is not permitted.

TABLE OF CONTENTS

A B O U T  T H E  F U ND

Fees and Expenses of the Fund
A Brief Overview of the Fund
Main Risks of Investing in the Fund
      Investment-Related Risks
      Special Investment Instruments and Techniques
      General Risks
      Special Risks of Multi-Manager Structure
The Fund and Its Investments
Other Investment Strategies
How the Fund is Managed

A B O U T  Y O U R  A C C O U N T

How to Buy Shares
      Investor Qualifications
      Distribution Arrangements
o     General Terms
o     Purchase Terms
o     Calculation of Net Asset Value
Repurchases of Shares
      No Right of Redemption
      Repurchases of Shares
      Repurchase Procedures
      Mandatory Redemption by the Fund
Dividends, Capital Gains and Taxes
Additional Information About the Fund
Financial Highlights
Table of Contents of the Statement of Additional Information
Appendix A:  Investor Certification

A B O U T  T H E  F U N D

Fees and Expenses of the Fund

The  following  tables  are  provided  to help  you  understand  the  fees and
expenses  you  may  bear  directly   (shareholder   transaction  expenses)  or
indirectly (annual fund operating  expenses) if you buy and hold shares of the
Fund.  The Fund pays a variety of  expenses  directly  for  management  of its assets,  administration,  and other services.  All shareholders  therefore pay those expenses  indirectly.  You may also pay an Early  Repurchase Fee if your shares are  repurchased  by the Fund less than one year after the date of your initial  investment.  The  numbers  below  are  based on the  Fund's  expenses during its fiscal year ended March 31, 2004.

Shareholder Transaction Expenses

              ------------------------------------------------
                                                     Shares
              ------------------------------------------------
              ------------------------------------------------
              Sales Charge (Load) on purchases        None
              ------------------------------------
              (as % of offering price)
              ------------------------------------------------
              ------------------------------------------------
              Dividend Reinvestment Fees              None
              ------------------------------------------------
              ------------------------------------------------
              Early Repurchase Fee (as percentage    1.00%
              of value of shares  repurchased)
              (applies to repurchases less than
              one year after date of initial
              investment)
              ------------------------------------------------

Annual Fund Operating Expenses (deducted from Fund assets):
(computed at the annual rate  indicated of the aggregate  value of outstanding shares determined as of the last day of the month)

   Management Fee...........................................1.50%) (1)
   Administration Fee.......................................0.15%
   Other expenses...........................................0.24% (2)(3)
   Total annual operating expenses..........................1.89% (3)

1.   As of May 1, 2004, the Adviser waived a portion of its management fee under a voluntary  undertaking  to the Fund to limit these fees to an annual rate of 1.25% of the aggregate value of outstanding  shares determined as of the last day of the month (before any repurchases of shares).  That undertaking may be amended or withdrawn at any time.

2.    Under  the  terms of an  administration  agreement  with the  Fund,  the
      Adviser  will  provide  certain  administrative  services  to the  Fund,
      including,   among   others,   assisting   in  the  review  of  investor
      applications,  handling  shareholder  inquiries,  and preparing  various
      reports,   communications   and  regulatory  filings  of  the  Fund.  In
      consideration for those administrative  services,  the Fund will pay the
      Adviser  a  monthly  fee  computed  at the  annual  rate of 0.15% of the aggregate value of outstanding  shares  determined as of the last day of each  calendar  month (the  "Administration  Fee") that is  included  in
      "Other Expenses," above.  See "Administrative Services," below.

      The Adviser  directly  assumed all offering  costs  associated  with the initial  registration and offering of shares.  In addition,  the Adviser assumed all organizational  expenses directly at the time of the seeding of the Fund.

3.    The "Other Expenses" in the table are based on, among other things,  the fees the Fund would pay if the  Adviser had not  voluntarily  undertaken to  limit  the  Fund's  total  expenses  to not more  than  1.75% of the
      Fund's  average  daily net assets.  The Adviser may  terminate  or amend this  undertaking  at any time  without  notice to  shareholders.  After giving  effect to the expense  limitation,  "Other  Expenses"  are 0.25%
      and "Total  Annual  Operating  Expenses"  are 1.75% as a  percentage  of average  daily net  assets.  Effective  April 1, 2004,  the  Adviser has voluntarily  undertaken  to the Fund to limit the Fund's total  expenses to not more than 1.50% of average  annual net assets.  That  undertaking may be amended or withdrawn at any time without notice to shareholders.

Investors  will also  indirectly  bear expenses at the  Portfolio  Fund level.
The agreements  related to the Fund's  investments in Portfolio  Funds provide for compensation to Portfolio  Managers in the form of management fees ranging from  1.0%  to 2.0%  annually  of net  assets,  plus a  performance-based  fee ranging from 10% to 25% of net profits earned.

Expenses  may vary in future  years.  "Other  Expenses"  consist  of  transfer agent fees,  custodial  expenses,  and  accounting  and legal  expenses  among others.

EXAMPLES.  These  examples  are  intended to help you  understand  the cost of investing in the Fund.  The examples  assume that you invest  $1,000 in shares of the Fund for the time periods  indicated  and reinvest  your  dividends and distributions.

      The  first  example  assumes  that  you keep  your  shares.  The  second example  assumes  that your shares are  repurchased  by the Fund at the end of those  periods.  Both  examples  also  assume  that your  investment  has a 5%
return each year and that operating  expenses  remain the same as the expenses in the Annual Fund Operating  Expense table above.  Based on these assumptions your expenses would be as follows:

----------------------------------------------------------------------------------

Assuming you do not
tender shares for          10 Years       3 Years                    5 Years
repurchase by the Fund:

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

                             $19            $59          $102           $221

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

Assuming you tender
your shares for            10 Years       3 Years                    5 Years
repurchase by the
Fund:

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

                             $30            $59          $102           $221

----------------------------------------------------------------------------------

EXAMPLES.  These examples are intended to help you understand the cost of investing in the Fund. The examples assume that you invest $1,000,000 in shares of the Fund for the time periods indicated and reinvest your dividends and distributions.

            The first example assumes that you keep your shares.  The second example assumes that your shares are repurchased by the Fund at the end of those periods.  Both examples also assume that your investment has a 5%
return each year and that operating expenses remain the same as the expenses in the Annual Fund Operating Expense table above. Based on these assumptions your expenses would be as follows:

----------------------------------------------------------------------------------

Assuming you do not
tender shares for          10 Years       3 Years                    5 Years
repurchase by the Fund:

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

                           $19,194        $59,391      $102,127       $221,154

----------------------------------------------------------------------------------

----------------------------------------------------------------------------------

Assuming you tender
your shares for            10 Years       3 Years                    5 Years
repurchase by the
Fund:

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

                           $29,505        $59,391      $102,127       $221,154

----------------------------------------------------------------------------------

------------------------------------------------------------------------------
The examples should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.
------------------------------------------------------------------------------

A Brief Overview of the Fund

------------------------------------------------------------------------------
This section summarizes  information that is discussed in more detail later in this  Prospectus.  You should  carefully  read the more detailed  information.
For a detailed  discussion of risks of investing in the Fund,  please refer to
"Main Risks of Investing in the Fund," on page 7
------------------------------------------------------------------------------

What is the Fund?  The Fund is a closed-end,  management  investment  company, organized  as a  Massachusetts  business  trust on May 24,  2002.  The Fund is non-diversified.  That means that under the Investment Company Act of 1940, as amended (the "Investment  Company Act"), the Fund is not limited in the amount of assets  that it may invest in any  single  issuer of  securities.  However, the Fund  intends to  diversify  its assets to the extent  required  under the
Internal  Revenue  Code so  that it can  qualify  as a  "regulated  investment company" for federal tax purposes.  See "Dividends, Capital Gains and Taxes."

What  is  the  Fund's  Investment  Objective?   The  Fund  seeks  to  generate
consistently absolute returns over various market cycles.

What  does the Fund  Invest  In?  The Fund  seeks to  achieve  its  investment objective  by  allocating  its assets for  investment  among a select group of alternative asset managers  ("Portfolio  Managers")  employing a wide range of specialized  investment  strategies.  It will allocate its assets  dynamically among a variety of alternative  investment  strategies that each  individually offer the  potential  for  attractive  investment  returns and are expected to blend  together  within  the  Fund's  portfolio  to limit the  Fund's  overall investment exposure to general trends in equity,  debt and other markets.  The
Investment  Manager is  primarily  responsible  for  selecting  the  Portfolio
Managers and  determining  the portion of the Fund's assets to be allocated to each Portfolio Manager,  subject to the general supervision of the Adviser and the  Fund's  Board of  Trustees.  The Fund  will  implement  these  allocation decisions  by  investing  primarily  in private  investment  partnerships  and
similar   investment   vehicles   that  are  managed  by  Portfolio   Managers
("Portfolio Funds").

Portfolio Funds in which the Fund will invest may include  private  investment limited partnerships,  joint ventures,  other investment companies and similar entities  managed  by  Portfolio  Managers.  In  addition,  the  Fund  may  on
occasion  retain  one  or  more  Portfolio   Managers  to  manage  and  invest
designated  portions  of the  Fund's  assets  (either  as  separately  managed accounts  or by  creating  separate  investment  vehicles in which a Portfolio
Manager will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  Any arrangement in which the Fund retains a Portfolio
Manager to manage an account or  investment  vehicle  for the Fund is referred to as a "Portfolio Account."

The  investment  programs of the  Portfolio  Managers  may include both market neutral  strategies,  such as long/short equity investing and various types of arbitrage strategies, as well as directional strategies,  such as event driven and  distressed  investments.  Distressed  investments  entail a greater  risk that the issuer may  default on its  obligation  to pay  interest  or to repay principal than in the case of investment  grade  securities,  and the issuer's low creditworthiness  may increase the potential for its insolvency.  Although
some  Portfolio   Managers  may  pursue   strategies  that  historically  have
exhibited low  correlation  to traditional  equity  markets,  other  Portfolio
Managers may pursue  directional  strategies.  In allocating the Fund's assets among Portfolio  Managers that pursue directional  strategies,  the Investment
Manager will  emphasize  investment  programs that it believes are most likely to achieve high rates of return under prevailing  market  conditions.  Many of the investment  programs of Portfolio  Managers involve the use of hedging and arbitrage  techniques  in the equity,  fixed  income,  currency and  commodity
markets.   These  investment   programs  employ  a  variety  of  sophisticated
investment  techniques  that  include,  among  other  things,  short  sales of securities,  use of leverage (i.e.,  borrowing money for investment purposes), and  transactions  in derivative  securities and other  financial  instruments such as stock  options,  index  options,  futures  contracts  and  options  on futures.  Portfolio  Managers'  use of these  techniques  will be an  integral part of their  investment  programs,  and  involves  significant  risks to the
Fund.

The  investment  strategies  of the  Portfolio  Managers  may  include,  among others:
o     long/short equity;
o     equity hedging and arbitrage;
o     fixed income hedging and arbitrage;
o     currency hedging and arbitrage;
o     index arbitrage;
o     interest rate arbitrage;
o     merger arbitrage;
o     convertible bond and warrant hedging;
o     statistical long/short equity strategies;
o     pairs trading;
o     event driven; and
o     distressed issuer investing.

Portfolio Managers using arbitrage  strategies attempt to identify and exploit
pricing   inefficiencies   between  related  instruments  or  combinations  of
instruments.   Sophisticated   mathematical  and  statistical  techniques  and
models  are  used to  attempt  to  identify  relative  value  between  related instruments or combinations of instruments  and to capture  mispricings  among such instruments.  Portfolio Managers pursuing arbitrage  strategies utilize a
variety  of  techniques   and  models,   ranging  from  purely   quantitative,
short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.

What are the Main  Risks of  Investing  in the Fund?  The Fund is subject to a number of  investment  risks,  described  in "Main Risks of  Investing  in the
Fund,"  below.  In  addition,  shares of the Fund are  subject to  substantial restrictions  on transfer and have  limited  liquidity.  As a result,  you may not be able to sell your Fund shares when you want to (for  example,  in times of adverse  market  conditions)  in order to realize any  unrealized  gains or losses on your Fund shares.  You should  consider an investment in the Fund to be illiquid.

The Fund is a  non-diversified  fund and invests in  Portfolio  Funds that may not have  diversified  investment  portfolios.  Investors  will  bear fees and expenses  at the Fund  level  and also  indirectly  at the  Portfolio  Fund or
Portfolio  Account  level.  Fees and  expenses of the  Portfolio  Funds may be duplicative  of fees  and  expenses  assessed  by the  Fund.  Portfolio  Funds generally will not be registered as investment  companies under the Investment
Company  Act.  The  Investment   Manager  may  have  little  or  no  means  of
independently  verifying information provided by Portfolio Managers.  The Fund may receive  securities  that are illiquid or difficult to value in connection with withdrawals and distributions from Portfolio Funds.

In view of the risks noted above,  the Fund should be considered a speculative investment and investors  should invest in the Fund only if they can sustain a complete loss of their investment.

No  guarantee or  representation  is made that the  investment  program of the
Fund  or of any  Portfolio  Manager  will  be  successful,  that  the  various
Portfolio  Managers  selected will produce  positive  returns or that the Fund will achieve its investment objective.

Who is the Fund  Designed  For?  The Fund is designed for  investors  that are exempt from federal income tax that seek  consistently  absolute  returns over various market cycles. An investment in the Fund involves  substantial  risks, including  the risk that the  entire  amount  invested  may be lost.  The Fund allocates  its assets to Portfolio  Managers  and invests in  Portfolio  Funds that invest in and actively trade  securities and other financial  instruments using a variety of  strategies  and  investment  techniques  that may  involve significant  risks.  Various risks are also  associated  with an investment in the Fund, including risks relating to the multi-manager  structure of the Fund and risks relating to the limited liquidity of shares.

Prospective  investors  should consider the risks and other factors  described below  in  determining  whether  an  investment  in  the  Fund  is a  suitable investment.  However,  the  risks  enumerated  below  should  not be viewed as encompassing  all of the  risks  associated  with an  investment  in the Fund.
Prospective  investors should read this entire prospectus and the statement of additional  information  of the Fund (the  "SAI") and  consult  with their own advisers  before  deciding  whether  to  invest.  In  addition,  as the Fund's investment  program  develops  and changes over time  (subject to  limitations
established  by  the  Fund's  investment   policies  and   restrictions),   an
investment  in the  Fund  may in the  future  be  subject  to  additional  and different risk factors.

How Can an Investor Buy Shares?  The  Distributor  acts as the  distributor of the Fund's  shares on a best  efforts  basis,  subject to various  conditions, pursuant to the terms of a General  Distributor's  Agreement entered into with the Fund.  Investors may purchase  shares  directly  through the  Distributor.
Alternatively,  shares may be purchased  through  brokers or dealers that have entered into selling  agreements with the  Distributor.  The Distributor is an affiliate of the Adviser and the Investment Manager.

Subsequent  to the  initial  offering,  shares  will  be  offered  and  may be purchased on a monthly  basis,  or at such other times as may be determined by the Board.

Share certificates are not available for shares of the Fund.

All investor  funds for the  purchase of shares will be deposited  promptly in an escrow  account  maintained by Citibank,  N.A.,  as escrow  agent,  for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date shares are issued.  The full amount of an  investment  is payable in federal  funds,  which must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning  of a month if  payment  is sent by wire.  If  payment is not timely received,  the  investment  will  be made at the  beginning  of the  following month,  provided  that the  investor  certification  described  below has been received by the Distributor.

Before an investor may invest in the Fund,  the  Distributor or the investor's sales  representative  will require a certification  from the investor that it is a Qualified Investor and meets other requirements for investment,  and that the investor will not transfer its shares except in the limited  circumstances permitted  under  the  Fund's  Declaration  of  Trust.  The  form of  investor certification  that  each  investor  will be  asked  to sign is  contained  in
Appendix A of this prospectus.  An investor's  certification  must be received by the Distributor,  along with its payment as described  above,  otherwise an investor's  order will not be accepted.  If the investor's  order is rejected, all monies  submitted  by the  investor  for the  purchase  of shares  will be promptly refunded to the investor.

How Do the Fund's Repurchase Offers Provide  Liquidity?  The Fund from time to time will offer to repurchase  outstanding  shares pursuant to written tenders by  shareholders.  Repurchase  offers  will be made at such  times and on such terms as may be determined by the Board in its sole discretion,  and generally will be  offers  to  repurchase  a  specified  dollar  amount  of  outstanding shares.  A  redemption  fee equal to 1.00% of the value of shares  repurchased by the Fund  will  apply if the date as of which the  shares  are to be valued for purposes of  repurchase  is less than one year  following  the date of the shareholders'  initial  investment in the Fund. If applicable,  the redemption fee will be deducted before payment of the proceeds of a repurchase.

In determining  whether the Fund should  repurchase shares pursuant to written tenders,  the Board will  consider the  recommendations  of the  Adviser.  The
Adviser  expects  that it will  recommend  to the Board that the Fund offer to repurchase shares, as of the last business day of March,  June,  September and
December of each year.

Who Manages the Fund?  OppenheimerFunds,  Inc.  (the  "Adviser") is the Fund's
investment  adviser.  Tremont Partners,  Inc. (the "Investment  Manager"),  an
affiliate of the Adviser,  is the Fund's  investment  manager.  The Investment
Manager  provides  day-to-day  investment  management  services  to the  Fund, including the selection of Portfolio Managers.

Main Risks of Investing in the Fund

All  investments  carry  risks  to some  degree.  An  investment  in the  Fund involves  substantial  risks,  including  the  risk  that  the  entire  amount invested may be lost.  The Fund  allocates  its assets to  Portfolio  Managers and invests in Portfolio  Funds that invest in and actively  trade  securities and other financial  instruments  using a variety of strategies and investment techniques that may involve  significant  risks.  Various other types of risks are also associated  with an investment in the Fund,  including risks relating to the  multi-manager  structure of the Fund,  risks relating to  compensation arrangements and risks relating to the limited liquidity of shares.

INVESTMENT-RELATED RISKS

General Economic and Market  Conditions.  The success of the Fund's investment program may be affected by general  economic  and market  conditions,  such as
interest   rates,   availability   of  credit,   inflation   rates,   economic
uncertainty,  changes  in  laws,  and  national  and  international  political
circumstances.   These  factors  may  affect  the  level  and   volatility  of
securities  prices and the liquidity of  investments  held by Portfolio  Funds and Portfolio  Accounts.  Unexpected  volatility or  illiquidity  could impair the Fund's profitability or result in losses.

Highly  Volatile  Markets.  The  prices  of  commodities   contracts  and  all
derivative   instruments,   including  futures  and  options,  can  be  highly
volatile.   Price  movements  of  forwards,   futures  and  other   derivative
contracts  in which a Portfolio  Fund's or Portfolio  Account's  assets may be invested are  influenced  by, among other  things,  interest  rates,  changing supply and demand relationships,  trade, fiscal, monetary and exchange control
programs  and  policies  of  governments,   and  national  and   international
political and economic  events and  policies.  In addition,  governments  from time to time  intervene,  directly  and by  regulation,  in  certain  markets,
particularly  those  in  currencies,   financial   instruments,   futures  and
options.  Such  intervention  often is intended  directly to influence  prices and may,  together  with  other  factors,  cause all of such  markets  to move rapidly in the same  direction  because of, among other things,  interest rate fluctuations.  Portfolio Funds and Portfolio  Accounts are also subject to the risk of the failure of any exchanges on which their  positions trade or of the clearinghouses for those exchanges.

Risks  of  Securities   Activities.   All  securities  investing  and  trading
activities  involve the risk of loss of capital.  While the Investment Manager will  attempt to moderate  these  risks,  there can be no  assurance  that the
Fund's investment  activities will be successful or that shareholders will not
suffer  losses.  The  following   discussion  sets  forth  some  of  the  more
significant risks associated with the Portfolio Managers' styles of investing:

           Equity Securities.  Portfolio Managers'  investment  portfolios may include  long and short  positions  in common  stocks,  preferred  stocks  and convertible securities of U.S. and non-U.S.  issuers.  Portfolio Managers also may invest in depository receipts relating to non-U.S.  securities,  which are subject to the risks affecting  investments in foreign issuers discussed under
"Non-U.S.  Investments,"'  below. Issuers of un-sponsored  Depository Receipts are not obligated to disclose material  information in the United States,  and therefore,  there may be less  information  available  regarding such issuers.
Equity securities  fluctuate in value, often based on factors unrelated to the value  of  the  issuer  of  the  securities,  and  such  fluctuations  can  be pronounced.

      Fixed-Income  Securities.  The value of fixed-income securities in which
Portfolio  Funds and  Portfolio  Accounts  invest  will  change in response to
fluctuations  in  interest  rates.  For  fixed-rate  debt   securities,   when
prevailing  interest rates fall, the values of already-issued  debt securities generally  rise. When interest rates rise, the values of  already-issued  debt securities  generally  fall,  and they may sell at a discount  from their face amount.  In  addition,  the  value  of  certain  fixed-income  securities  can
fluctuate  in  response  to  perceptions  of  credit   worthiness,   political
stability   or   soundness   of  economic   policies.   Valuations   of  other
fixed-income instruments,  such as mortgage-backed  securities,  may fluctuate in  response to changes in the  economic  environment  that may affect  future cash flows.

      Non-U.S.   Investments.   It  is  expected  that  Portfolio   Funds  and
Portfolio  Accounts  will  invest in  securities  of  non-U.S.  companies  and
countries.   Foreign   obligations  have  risks  not  typically   involved  in
domestic  investments.  Foreign investing can result in higher transaction and operating  costs for the Fund.  Foreign  issuers  are not  subject to the same accounting and disclosure  requirements to which U.S.  issuers are subject and consequently,  less information is available to investors in companies located in such countries  than is available to investors in companies  located in the
United States.  The value of foreign  investments  may be affected by exchange control  regulations;  fluctuations in the rate of exchange between currencies and costs associated with currency  conversions;  the potential  difficulty in repatriating  funds;  expropriation or  nationalization of a company's assets;
delays in  settlement of  transactions;  changes in  governmental  economic or monetary  policies  in the U.S. or abroad;  or other  political  and  economic factors.

            Securities of issuers in emerging and developing  markets  present
risks  not  found  in  securities  of  issuers  in  more  developed   markets.
Securities  of  issuers  in  emerging  and  developing  markets  may  be  more difficult to sell at  acceptable  prices and their prices may be more volatile
than  securities  of  issuers  in  more  developed  markets.   Settlements  of
securities  trades in  emerging  and  developing  markets  may be  subject  to greater  delays  than in other  markets so that the Fund might not receive the proceeds  of a  sale  of  a  security  on a  timely  basis.  Emerging  markets generally have less  developed  trading  markets and exchanges,  and legal and accounting  systems.

      Illiquid Portfolio  Investments.  Portfolio Funds and Portfolio Accounts
may invest in securities  that are subject to legal or other  restrictions  on transfer or for which no liquid  market  exists.  The market  prices,  if any, for such  securities  tend to be volatile  and a Portfolio  Fund or  Portfolio
Account  may not be able to sell them when it  desires  to do so or to realize what it perceives  to be their fair value in the event of a sale.  The sale of restricted  and illiquid  securities  often  requires more time and results in higher  brokerage  charges or dealer discounts and other selling expenses than does the sale of  securities  eligible  for  trading  on  national  securities exchanges or in the over-the-counter  markets.  Restricted securities may sell at prices  that are lower  than  similar  securities  that are not  subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

The   Portfolio   Managers  may  utilize  a  variety  of  special   investment
instruments  and  techniques to hedge the  portfolios  of the Portfolio  Funds against  various  risks  (such as changes in interest  rates or other  factors that  affect  security  values)  or  for  non-hedging  purposes  to  pursue  a
Portfolio  Fund's  or  Portfolio   Account's   investment   objective.   These
strategies may be executed  through  derivative  transactions.  Certain of the special investment  instruments and techniques that the Portfolio Managers may use are  speculative  and involve a high degree of risk,  particularly  in the context of non-hedging transactions.

      Derivatives.  Derivatives  are  securities  and  other  instruments  the value or return of which is based on the  performance of an underlying  asset, index,  interest  rate or other  investment.  Derivatives  may be volatile and involve  various  risks,  depending  upon the derivative and its function in a portfolio.  Special  risks may apply to  instruments  that are  invested in by
Portfolio Funds or Portfolio  Accounts in the future that cannot be determined at this  time or until  such  instruments  are  developed  or  invested  in by
Portfolio  Funds or  Portfolio  Accounts.  Certain  swaps,  options  and other derivative  instruments  may be subject to various  types of risks,  including market risk,  liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial  soundness and  creditworthiness  of the counterparty, legal risk and operations risk.

      Call and Put  Options.  There  are  risks  associated  with the sale and purchase of call and put options.  The seller  (writer) of a call option which is covered (e.g., the writer holds the underlying  security)  assumes the risk of a  decline  in the  market  price  of the  underlying  security  below  the purchase  price of the  underlying  security  less the premium  received,  and gives  up the  opportunity  for  gain on the  underlying  security  above  the exercise  price of the option.  The seller of an uncovered call option assumes the risk of a  theoretically  unlimited  increase  in the market  price of the underlying  security  above the exercise  price of the option.  The securities necessary  to satisfy the exercise of the call option may be  unavailable  for purchase  except at much higher prices.  Purchasing  securities to satisfy the exercise of the call option can itself  cause the price of the  securities  to rise further,  sometimes by a significant  amount,  thereby  exacerbating  the loss.  The  buyer of a call  option  assumes  the risk of  losing  its  entire premium  invested  in the call  option.  The seller  (writer)  of a put option which is covered  (e.g.,  the writer has a short  position  in the  underlying security)  assumes  the  risk  of an  increase  in  the  market  price  of the underlying  security above its short sales price plus the premium received for writing the put  option,  and gives up the  opportunity  for gain on the short position if the underlying  security's price falls below the exercise price of the  option.  The  seller of an  uncovered  put option  assumes  the risk of a decline in the market  price of the  underlying  security  below the  exercise price of the option.  The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

      Hedging  Transactions.  The Portfolio  Managers may utilize a variety of financial  instruments,  such as  derivatives,  options,  interest rate swaps, caps and  floors,  futures  and  forward  contracts  to seek to hedge  against declines in the values of their portfolio  positions as a result of changes in currency  exchange  rates,  certain  changes in the equity  markets and market interest  rates and other  events.  Hedging  transactions  may also  limit the opportunity  for gain if the value of the hedged  portfolio  positions  should increase.  It may not be possible for the Portfolio  Managers to hedge against a change  or event at a price  sufficient  to  protect a  Portfolio  Fund's or
Portfolio  Account's  assets  from  the  decline  in  value  of the  portfolio positions  anticipated as a result of such change. In addition,  it may not be possible  to  hedge  against  certain  changes  or  events  at  all.  While  a
Portfolio  Manager may enter into such transactions to seek to reduce currency exchange  rate and  interest  rate  risks,  or the risks of a  decline  in the equity  markets  generally  or one or more  sectors of the  equity  markets in particular,  or the risks posed by the  occurrence  of certain  other  events, unanticipated  changes in currency or interest  rates or  increases or smaller than expected  decreases in the equity  markets or sectors being hedged or the non-occurrence  of other events  being  hedged  against may result in a poorer overall  performance  for the  Fund  than  if the  Portfolio  Manager  had not
engaged  in  any  such  hedging  transaction.   In  addition,  the  degree  of
correlation  between  price  movements  of the  instruments  used in a hedging strategy  and price  movements  in the  portfolio  position  being  hedged may vary.  Moreover,  for a variety of reasons,  the  Portfolio  Managers  may not seek to establish a perfect  correlation  between such hedging instruments and the portfolio  holdings being hedged.  Such imperfect  correlation may prevent the Portfolio  Managers from  achieving the intended  hedge or expose the Fund to additional risk of loss.

      Counterparty  Credit  Risk.  Many of the markets in which the  Portfolio
Funds or Portfolio Accounts effect their  transactions are  "over-the-counter"
or  "inter-dealer"  markets.  The  participants in these markets are typically not subject to credit  evaluation and  regulatory  oversight as are members of
"exchange  based"  markets.  To the  extent  a  Portfolio  Fund  or  Portfolio
Account  invests  in swaps,  derivative  or  synthetic  instruments,  or other over-the-counter  transactions, on these markets, it is assuming a credit risk with  regard to  parties  with  whom it  trades  and may also bear the risk of settlement  default.  These risks may differ  materially from those associated with  transactions  effected on an  exchange,  which  generally  are backed by clearing organization guarantees,  daily marking-to-market and settlement, and segregation and minimum  capital  requirements  applicable to  intermediaries.
Transactions  entered into directly  between two  counterparties  generally do
not  benefit  from  such  protections.   This  exposes  a  Portfolio  Fund  or
Portfolio  Account  to  the  risk  that  a  counterparty  will  not  settle  a transaction in accordance  with its terms and conditions  because of a dispute over the terms of the  contract  (whether  or not bona  fide) or  because of a credit or  liquidity  problem,  thus causing the  Portfolio  Fund or Portfolio
Account to suffer a loss.  Such  counterparty  risk is accentuated in the case of contracts  with longer  maturities  where  events may  intervene to prevent settlement,  or where a Portfolio Fund or Portfolio  Account has  concentrated its  transactions  with a single or small group of  counterparties.  Portfolio
Funds  and  Portfolio  Accounts  are not  restricted  from  dealing  with  any
particular   counterparty   or  from   concentrating   any  or  all  of  their
transactions  with one counterparty.  However,  the Investment  Manager,  with the intent to diversify,  intends to monitor  counterparty  credit exposure of
Portfolio  Funds and Portfolio  Accounts.  The ability of Portfolio  Funds and
Portfolio   Accounts  to  transact   business   with  any  one  or  number  of
counterparties,   the   lack   of   any   independent   evaluation   of   such
counterparties'  financial  capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

      Leverage;  Interest  Rates;  Margin.  The Fund is  authorized  to borrow money  for  investment  purposes,  to meet  repurchase  requests  and for cash management  purposes.  Portfolio  Funds generally are also permitted to borrow money.  The Fund,  Portfolio  Funds and  Portfolio  Accounts  may  directly or indirectly  borrow  funds  from  brokerage  firms  and  banks.  Borrowing  for investment  purposes is known as  "leverage."  Portfolio  Funds and  Portfolio
Accounts  may also  "leverage"  by using  options,  swaps,  forwards and other
derivative   instruments.   Although  leverage   presents   opportunities  for
increasing  total  investment   return,  it  has  the  effect  of  potentially
increasing  losses as well. Any event that  adversely  affects the value of an investment,  either  directly or indirectly,  by a Portfolio Fund or Portfolio
Account  could be  magnified  to the extent  that  leverage is  employed.  The cumulative effect of the use of leverage,  directly or indirectly, in a market that moves adversely to the  investments of the entity  employing the leverage could  result  in a loss  that  would be  greater  than if  leverage  were not employed.  In  addition,  to the extent that the Fund,  Portfolio  Managers or
Portfolio  Funds borrow  funds,  the rates at which they can borrow may affect the operating  results of the Fund.  Any borrowings by the Fund for investment purposes will be made solely for Portfolio Accounts.

            In general,  the anticipated use of short-term  margin  borrowings by  Portfolio  Funds and  Portfolio  Accounts  results in  certain  additional risks.  For  example,  should the  securities  that are  pledged to brokers to secure  margin  accounts  decline in value,  or should  brokers from which the
Portfolio  Funds or Portfolio Funds have borrowed  increase their  maintenance margin  requirements  (i.e.,  reduce the  percentage of a position that can be financed),  then the Portfolio Funds or Portfolio Accounts could be subject to a "margin call," pursuant to which they must either deposit  additional  funds with the broker or suffer mandatory  liquidation of the pledged  securities to compensate  for the decline in value.  In the event of a  precipitous  drop in the value of the assets of a Portfolio  Fund or  Portfolio  Account,  it might not be able to liquidate  assets quickly enough to pay off the margin debt and might suffer  mandatory  liquidation  of  positions  in a declining  market at relatively  low  prices,  thereby  incurring  substantial  losses.  For  these reasons,  the use of  borrowings  for  investment  purposes  is  considered  a speculative investment practice.

            Short  Selling.   The  Portfolio  Managers  may  engage  in  short
selling.  Short selling  involves  selling  securities  that are not owned and borrowing  the  same  securities  for  delivery  to  the  purchaser,  with  an obligation to replace the borrowed  securities at a later date.  Short selling allows an  investor to profit  from  declines  in market  prices to the extent such  declines  exceed the  transaction  costs and the costs of borrowing  the securities.  A short sale creates the risk of an unlimited  loss, as the price of the underlying  security could  theoretically  increase without limit, thus increasing  the cost of buying those  securities to cover the short  position.
There  can be no  assurance  that the  securities  necessary  to cover a short position will be available for  purchase.  Purchasing  securities to close out the short  position  can  itself  cause the  price of the  securities  to rise further,  thereby  exacerbating the loss. For these reasons,  short selling is considered a speculative investment practice.

            Portfolio  Funds and  Portfolio  Accounts  may also  effect  short sales "against the box." These  transactions  involve selling short securities that are owned (or that a Portfolio  Fund or  Portfolio  Account has the right to obtain).  When a Portfolio  Fund or Portfolio  Account  enters into a short sale  against the box,  it will set aside  securities  equivalent  in kind and
amount  to  the   securities   sold  short  (or   securities   convertible  or
exchangeable  into such  securities) and will hold such  securities  while the short sale is outstanding.  Portfolio Funds and Portfolio  Accounts will incur transaction costs,  including  interest expenses,  in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

      Lack  of  Operating  History.  Certain  Portfolio  Funds  may  be  newly formed  entities  that  have  no  operating  histories.  In  such  cases,  the
Investment  Manager will have  evaluated the past  investment  performance  of
Portfolio  Managers  or  their  personnel.   However,   this  past  investment
performance  may not be indicative of the future results of an investment in a
Portfolio  Fund  managed  by a  Portfolio  Manager.  Although  the  Investment
Manager,  its affiliates  and their  personnel  have  considerable  experience evaluating  the  performance  of  alternative  asset  managers  and  providing manager  selection  and asset  allocation  services  to  clients,  the  Fund's investment  program  should be  evaluated  on the basis  that  there can be no assurance that the  Investment  Manager's  assessments of Portfolio  Managers, and in turn their  assessments  of the  short-term  or long-term  prospects of investments,  will  prove  accurate.  Thus,  the  Fund  may  not  achieve  its investment objective and the Fund's net asset value may decrease.

      Non-Diversified   Status.  The  Fund  is  "non-diversified"   under  the
Investment  Company Act. That means that the Fund can invest in the securities of a single issuer without limit.  This policy gives the Fund more flexibility to invest in the  obligations of a single borrower or issuer than if it were a
"diversified"  fund.  However,  the Fund intends to diversify its  investments so that  it  will  qualify  as a  "regulated  investment  company"  under  the
Internal  Revenue Code (although it reserves the right not to qualify).  Under that  requirement,  with  respect  to 50% of its  total  assets,  the Fund may invest  up to 25% of its  assets  in the  securities  of any one  borrower  or issuer.  To the extent the Fund invests a relatively  high  percentage  of its assets in the  obligations  of a single issuer or a limited number of issuers, the Fund is  subject  to  additional  risk of loss if those  obligations  lose market  value or the  borrower  or issuer of those  obligations  defaults.  To address  this  risk,  not  more  than 10% of the  Fund's  net  assets  will be allocated to any one Portfolio Manager.

      Industry  Concentration  Risk.  Although the Fund will not invest 25% or more of the  value of its  total  assets in the  securities  (other  than U.S.
Government  securities)  of issuers  engaged in a single  industry,  Portfolio
Funds   generally   are  not   subject  to  similar   industry   concentration
restrictions on their  investments  and, in some cases, may invest 25% or more of the value of their total assets in a single  industry.  Portfolio Funds are not subject to the Fund's other investment policies and restrictions.

      The Fund  will not  invest in a  Portfolio  Fund if, as a result of such investment,  25% or more of the  value  of the  Fund's  total  assets  will be invested in Portfolio Funds that, in the aggregate,  have investment  programs that focus on investing in any single industry.  Nevertheless,  it is possible that, at any given time,  the assets of Portfolio  Funds in which the Fund has
invested   will,  in  the  aggregate,   be  invested  in  a  single   industry
constituting  25% or more of the value of their  combined  total  assets.  The
Fund does not believe that this  situation is likely to occur given the nature of its investment  program.  However,  because these  circumstances may arise, the  Fund  is  subject  to  greater  investment  risk  to  the  extent  that a significant  portion of its assets may at some times be  invested,  indirectly through  Portfolio  Funds in which it invests,  in the  securities  of issuers engaged  in similar  businesses  that are  likely to be  affected  by the same market conditions and other  industry-specific  risk factors.  Portfolio Funds are not generally  required to provide  current  information  regarding  their investments to their  investors  (including the Fund).  Thus, the Fund and the
Investment  Manager may not be able to  determine at any given time whether or the extent to which Portfolio  Funds,  in the aggregate,  have invested 25% or more of their combined assets in any particular industry.

      If the Fund engages a Portfolio  Manager to manage a Portfolio  Account, then the Fund shall be  required to look  through to the assets of  Affiliated
Portfolio  Funds in  determining  compliance  with the industry  concentration policy.

      Limited  Liquidity;  In-Kind  Distributions.  An  investment in the Fund provides  limited  liquidity  since  shareholders  will not be able to  redeem shares on a daily basis  because the Fund is a closed-end  fund.  In addition, with very limited exceptions, shares are not transferable,  and liquidity will be  provided  only  through  repurchase  offers  made from time to time by the
Fund. An  investment in the Fund is therefore  suitable only for investors who can bear the risks associated with the limited  liquidity of shares and should be viewed as a long-term investment.

            Payment for  repurchased  shares may require the Fund to liquidate portfolio  holdings  earlier  than  the  Investment  Manager  would  otherwise liquidate these holdings,  potentially  resulting in losses,  and may increase the Fund's portfolio  turnover.  The Adviser and the Investment Manager intend to take  measures  (subject  to such  policies  as may be  established  by the
Board)  to  attempt  to  avoid  or  minimize  potential  losses  and  turnover resulting from the repurchase of shares.

            If a  shareholder  tenders all shares (or a portion of its shares)
in connection  with a repurchase  offer made by the Fund,  that tender may not be rescinded by the shareholder  after the date on which the repurchase  offer terminates.  However,  the value of shares that are  tendered by  shareholders generally will not be determined  until a date  approximately  one month later and will be based on the value of the Fund's  assets as of such later date.  A shareholder  will thus  continue  to bear  investment  risk  after  shares are tendered for  repurchase  and until the date as of which the shares are valued for purposes of  repurchase.  In addition,  a redemption fee equal to 1.00% of the  value of  shares  repurchased  by the Fund  will  apply if the date as of which the shares are to be valued for purposes of  repurchase is less than one year  following  the  date  of the  shareholder's  initial  investment  in the
Fund.

            The Fund expects to distribute  cash to the holders of shares that are  purchased.  However,  there can be no  assurance  that the Fund will have sufficient  cash to pay for shares that are being  repurchased or that it will be able to liquidate  investments at favorable  prices to pay for  repurchased shares.  Although  the Fund does not  generally  intend to make  distributions
in-kind,   under   the   foregoing   circumstances,   and  in  other   unusual
circumstances  where the Board  determines  that making a cash  payment  would result  in a  material  adverse  effect  on the  Fund or on  shareholders  not
tendering   shares  for   repurchase,   shareholders   may   receive   in-kind
distributions  of  investments  from the Fund's  portfolio,  either the Fund's interests  in  Portfolio  Funds  or  securities  held by the  Portfolio  Funds
(valued in accordance with the Fund's  valuation  policies) in connection with the repurchase of shares by the Fund. Any such  distributions  will be made on the  same  basis  to  all  shareholders  in  connection  with  any  particular repurchase  offer. In addition,  a distribution may be made partly in cash and partly  in-kind.  An in-kind  distribution  may consist of securities that are not readily  marketable and may be subject to restrictions on resale,  such as the  Fund's  interests  in  Portfolio  Funds or  certain  securities  owned by
Portfolio Funds.  Shareholders  receiving an in-kind  distribution  will incur costs,  including  commissions,  in disposing of securities that they receive, and in the case of securities  that are not readily  marketable,  shareholders may not be able to sell the  securities  except at prices  that are lower than those  at  which  the  securities  were  valued  by the  Fund  or not  without substantial  delay. For these various reasons,  an investment in the shares is suitable only for  sophisticated  investors.  See  "Repurchases  of Shares and
Transfers."

            Conflicts of Interest.  The Adviser,  the  Investment  Manager and
their  affiliates,  as  well  as  many of the  Portfolio  Managers  and  their respective  affiliates,  provide  investment  advisory  and other  services to clients  other than the Fund and  Portfolio  Funds.  In  addition,  investment
professionals   associated  with  the  Adviser,   the  Investment  Manager  or
Portfolio  Managers may carry on investment  activities for their own accounts and the accounts of family members  (collectively  with other accounts managed
by  the  Adviser,   the  Investment  Manager  and  their  affiliates,   "Other
Accounts").  As a  result  of  the  foregoing,  the  Adviser,  the  Investment
Manager  and  Portfolio  Managers  will be engaged in  substantial  activities other  than on behalf of the Fund and may have  differing  economic  shares in respect of such  activities  and may have  conflicts of interest in allocating
investment  opportunities,   and  their  time,  between  the  Fund  and  Other
Accounts.  Portfolio  Managers may, in pursuing  independently  of one another their respective investment objectives, effect offsetting transactions,  which could result in the Fund bearing  transactional  costs  without  obtaining any benefit.

            However,  it  is  the  policy  of  the  Investment  Manager,   and
generally  also  the  policy  of  the  Portfolio  Managers,   that  investment
decisions for the Fund,  Portfolio  Accounts and Other  Accounts be made based on a consideration  of their  respective  investment  objectives and policies, and other needs and  requirements  affecting each account that they manage and that  investment  transactions  and  opportunities  be fairly  allocated among their clients, including the Fund and Portfolio Funds.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

      Portfolio   Funds   generally  will  not  be  registered  as  investment
companies under the Investment Company Act and,  therefore,  the Fund will not have the benefit of various  protections  afforded by the  Investment  Company
Act  with  respect  to  its  investments  in  Portfolio  Funds.  Although  the
Investment   Manager  expects  to  receive  detailed   information  from  each
Portfolio  Manager   regarding  its  investment   performance  and  investment
strategy on a regular basis,  in most cases the Investment  Manager has little or no means of independently  verifying this information.  A Portfolio Manager may use proprietary  investment strategies that are not fully disclosed to the
Investment Manager,  which may involve risks under some market conditions that are not  anticipated by the Investment  Manager.  In addition,  many Portfolio
Managers will not be registered as investment  advisers  under the  Investment
Advisers Act of 1940, as amended (the  "Advisers  Act") in reliance on certain exemptions  from  registration  under  that  act.  In  such  cases,  Portfolio
Managers  will not be  subject to various  disclosure  requirements  and rules that would apply to registered investment advisers.

      Investors in the Fund directly bear the Fund's expenses,  and indirectly bear  expenses  of the  Portfolio  Funds  and  Portfolio  Accounts,  including performance-based  fees  assessed by Portfolio  Funds or  Portfolio  Accounts.
Similarly,  shareholders  bear a  proportionate  share of the other  operating expenses  of the Fund  (including  the  Administration  Fee) and,  indirectly, similar  expenses of the Portfolio Funds and Portfolio  Accounts.  An investor who  meets  the  conditions  imposed  by  the  Portfolio  Managers,  including investment  minimums  that may be  considerably  higher  than  the  $1,000,000 minimum  imposed  by the  Fund,  could  invest  directly  with  the  Portfolio
Managers.

      Each Portfolio Manager will receive any performance-based  allocation to which it is  entitled  irrespective  of the  investment  performance  of other
Portfolio  Managers  or the  investment  performance  of the  Fund  generally.
Thus, a Portfolio  Manager with positive  investment  performance will receive this allocation from the Fund (and indirectly from  shareholders)  even if the
Fund's  overall  investment  return is negative.  Investment  decisions of the
Portfolio  Managers are made  independently of each other. As a result, at any particular time, one Portfolio  Manager may be purchasing  shares of an issuer for a  Portfolio  Fund or  Portfolio  Account  whose  shares are being sold by another  Portfolio  Manager for another  Portfolio Fund or Portfolio  Account.
In any such situations,  the Fund could  indirectly incur certain  transaction costs without accomplishing any net investment result.

                Since the Fund may make  additional  investments  in or effect
withdrawals   from  a  Portfolio  Fund  only  at  certain  times  pursuant  to limitations  set forth in the governing  documents of the Portfolio  Fund, the
Fund from time to time:  may have to invest a greater  portion  of its  assets temporarily  in  money  market  securities  than it  otherwise  might  wish to invest;  may have to borrow money to repurchase shares; and may not be able to withdraw  its  investment  in a Portfolio  Fund  promptly  after it has made a decision to do so. This may adversely affect the Fund's  investment  return or increase the Fund's expenses.

      Portfolio Funds may be permitted to redeem their shares  in-kind.  Thus, upon the Fund's  withdrawal of all or a portion of its interest in a Portfolio
Fund,  the Fund may  receive  securities  that are  illiquid or  difficult  to value. See  "INVESTMENT-RELATED  RISKS - Illiquid  Portfolio  Investments" and
"DISTRIBUTION  ARRANGEMENTS  -  Calculation  of Net  Asset  Value."  In  these circumstances,  the  Adviser  would seek to dispose of these  securities  in a manner that is in the best interests of the Fund.

      Subject to limitations  imposed by the Investment  Company Act,  neither the Trustees,  the Adviser,  or the Investment  Manager shall be liable to the
Fund or any of the shareholders  for any loss or damage  occasioned by any act or omission in the  performance  of their  respective  services as such in the absence of  willful  misfeasance,  bad faith,  gross  negligence  or  reckless disregard of their duties.

      Portfolio  Account  Allocations.  The Fund may on occasion  allocate its assets to a Portfolio  Manager by retaining the Portfolio  Manager to manage a
Portfolio Account for the Fund, rather than invest in the Portfolio  Manager's
Portfolio  Fund.  It is possible,  given the leverage at which  certain of the
Portfolio  Managers  will trade,  that the Fund could lose more in a Portfolio
Account  that is managed by a particular  Portfolio  Manager than the Fund has allocated  to such  Portfolio  Manager to invest.  This risk may be avoided if the Fund,  instead  of  retaining  a  Portfolio  Manager  to manage a separate account  comprised of a  designated  portion of the Fund's  assets,  creates a separate  investment  vehicle  for which a  Portfolio  Manager  will  serve as general  partner and in which the Fund will be the sole limited  partner.  Use of this  structure,  however,  involves  various  expenses,  and  there  is no requirement  that  separate  investment  vehicles  be  created  for  Portfolio
Accounts.  Portfolio Funds that are Portfolio  Accounts will be subject to the investment  policies and  restrictions of the Funds, as well as the provisions of the 1940 Act and the rules thereunder.

      Valuation of  Portfolio  Funds.  In most cases,  the Fund will be unable to verify with  certainty  the  monthly  valuation  received  from a Portfolio
Manager  regarding  a  Portfolio  Fund.  Furthermore,  these  valuations  will typically  be  estimates  only,  subject to revision  based on each  Portfolio
Fund's annual audit.  Revisions to the Fund's gain and loss  calculations will be an ongoing  process,  and no  appreciation  or  depreciation  figure can be considered final until the annual audits of Portfolio Funds are completed.

      Portfolio   Managers  will  generally  invest  primarily  in  marketable securities,  although certain Portfolio  Managers may also invest in privately placed  securities  and other  investments  that are  illiquid and do not have readily  available  market  quotations.  These  securities  will  nevertheless
generally  be  valued  by  Portfolio   Managers,   which  valuations  will  be
conclusive  with  respect to the Fund,  even though  Portfolio  Managers  will generally face a conflict of interest in valuing such  securities  because the values given to the securities  will affect the  compensation of the Portfolio
Managers.  Any such securities  held by a Portfolio  Account will be valued at
their  "fair  value"  as   determined   in  good  faith  by  the  Board.   See
"Distribution Arrangements - Calculation of Net Asset Value," below.

The Fund and Its Investments

What  is  the  Fund's  Investment  Objective?   The  Fund  seeks  to  generate
consistently  absolute  returns over various market cycles.  Current income is not an  objective.  No  assurance  can be given that the Fund will achieve its investment objective.

What are the  Fund's  Principal  Investment  Policies?  The Fund  pursues  its investment  objective by allocating its assets for  investment  among a select group of Portfolio  Managers that are alternative  asset managers  employing a wide range of specialized investment  strategies.  It will allocate its assets dynamically  among a variety of alternative  investment  strategies  that each individually  offer the potential for  attractive  investment  returns and are expected to blend  together  within the Fund's  portfolio  to limit the Fund's overall  investment  exposure  to  general  trends in  equity,  debt and other markets.  The Investment  Manager is primarily  responsible  for selecting the
Portfolio  Managers  and  determining  the portion of the Fund's  assets to be allocated to each  Portfolio  Manager,  subject to the general  supervision of
the  Adviser  and  the  Board.   The  Fund  will  implement  these  allocation
decisions  primarily  by  investing  in  Portfolio  Funds that are  managed by
Portfolio Managers selected by the Investment Manager.

Portfolio  Funds  are  investment  funds,   typically   organized  as  limited
partnerships  or  limited  liability  companies,  that  are  not  required  to register under the  Investment  Company Act because they do not publicly offer their  securities  and are  restricted  as to either the  number of  investors permitted  to  invest  in the  fund  or as to the  qualifications  of  persons eligible to invest  (determined with respect to the value of investment assets held) in the fund.  The typical  Portfolio  Fund will have greater  investment flexibility than  traditional  investment funds (such as mutual funds and most other registered  investment  companies) as to the types of securities  owned, the types of trading  strategies  employed,  and in many cases,  the amount of leverage it may use.

The  investment  programs of the  Portfolio  Managers  may include both market neutral  strategies,  such as long/short equity investing and various types of arbitrage strategies, as well as directional strategies,  such as event driven and distressed  investments.  Market neutral investment strategies encompass a broad range of investment  programs  that  historically  have  exhibited a low correlation  to the  performance of debt,  equity and other  markets.  Many of the investment  programs of Portfolio  Managers involve the use of hedging and arbitrage  techniques  in the equity,  fixed  income,  currency and  commodity
markets.   These  investment   programs  employ  a  variety  of  sophisticated
investment  techniques  that  include,  among  other  things,  short  sales of securities,  use of leverage,  and  transactions in derivative  securities and other  financial  instruments  such as stock options,  index options,  futures contracts and options on futures.  Directional  strategies  include investment programs that exhibit a higher correlation to general market  performance.  In allocating the Fund's assets among Portfolio  Managers that pursue directional strategies,  the Investment Manager will emphasize investment programs that it believes  are most  likely to achieve  high rates of return  under  prevailing market conditions.

How do  Portfolio  Managers  Decide  What  Investments  to Buy  or  Sell?  The
Investment  Manager  takes a  three-tiered  approach to asset  allocation  and
Portfolio  Manager  selection.  Its methodology is premised on the belief that consistent,  superior long-term  performance  necessitates  first, a rigorous,
top-down,   or  macro,  view  of  the  various  alternative   investment  fund
strategies;  second, an in-depth analysis of the types of strategy  attributes
that  best   complement   the   Fund's   investment   objective;   and  third,
identification  of Portfolio  Managers whose investment  styles and historical investment returns and risk characteristics best embody those attributes.

The investment strategies of the Portfolio Managers may include, among others:

o     Long/short  equity.  This strategy  involves  creating and managing long and short  portfolios  of common  stock  with the  intent of  generating non-market  related returns,  with an emphasis on a Portfolio  Manager's discretionary  approach  based on  fundamental  research,  rather than a pure quantitative  analysis approach.  These types of portfolios usually have net long or  short  exposure  significantly  different  than  zero, distinguishing them from equity hedging and arbitrage strategies.

o     Equity  hedging  and  arbitrage.   This  strategy   generally   involves
      creating  simultaneously long and short matched equity portfolios of the same  size  within a  country.  Equity  market  neutral  portfolios  are usually  designed to be either  beta (a measure of an equity  security's volatility  relative to the equity market) or currency neutral, or both.
      Well-designed portfolios typically control for industry,  sector, market capitalization,  and other exposures as well.  Leverage is often applied to enhance  returns.  Arbitrage  is  designed to exploit  equity  market inefficiencies.

o     Fixed  income  hedging and  arbitrage.  This  strategy  seeks to exploit pricing  anomalies  within and across  global fixed  income  markets and their derivative products using leverage to enhance returns.

o     Currency  hedging  and  arbitrage.  This  strategy  seeks to capture the
      price   differential   between  a  basket  currency  and  its  component
      currencies.

o     Index  arbitrage.  This  strategy  involves  investing  in  a  group  of securities  comprising an index, or a representative sample of an index, in order to capture the pricing  differences  that may arise between the index and the component securities.

o     Interest  rate   arbitrage.   This  strategy   seeks  to  exploit  price
      anomalies  between  related  securities  with prices that  fluctuate  in response to interest rate movements.

o     Merger  arbitrage.  This strategy involves  investing  simultaneously in
      long  and  short  positions  in  companies   involved  in  a  merger  or
      acquisition in order to profit from the expected price  movements of the acquiring and target companies.

o     Convertible bond and warrant hedging.  This strategy involves  investing in undervalued  instruments that are convertible into equity  securities and then  hedging  out  systematic  risks  associated  with  either  the convertible instrument, the underlying security or both.

o     Pairs trading.  This is a specific type of equity hedging  strategy that involves  effecting  offsetting  long and short equity  positions in the same industry or sector.

o     Event driven.  This strategy  involves taking long or short positions in a security based on the expected  value of the security upon  completion of a certain transaction or event.

o     Distressed  issuer.  This strategy involves  investing in debt or equity securities  of issuers  involved  in the  bankruptcy  or  reorganization stage with the goal of  capitalizing on  inefficiencies  associated with pricing such illiquid securities.

Portfolio Managers using arbitrage  strategies attempt to identify and exploit
pricing   inefficiencies   between  related  instruments  or  combinations  of
instruments.   Sophisticated   mathematical  and  statistical  techniques  and
models  are  used to  attempt  to  identify  relative  value  between  related instruments or combinations of instruments  and to capture  mispricings  among such instruments.  Portfolio Managers pursuing arbitrage  strategies utilize a
variety  of  techniques   and  models,   ranging  from  purely   quantitative,
short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.
Can the Fund's Investment  Objective and Policies Change?  The Fund's Board of
Trustees can change  non-fundamental  investment  policies without shareholder approval,  although  significant  changes will be described in  amendments  to this Prospectus.  Fundamental  policies cannot be changed without the approval of a  "majority"  (as  defined in the  Investment  Company  Act) of the Fund's outstanding  voting shares.  The Fund's  investment  objective is fundamental.
An  investment  policy  is  not  fundamental  unless  this  Prospectus  or the
Statement of Additional Information says that it is.

How are  Portfolio  Managers  Selected?  The  Fund  will not be  limited  with respect to the types of  investment  strategies  that  Portfolio  Managers may employ or the markets or  instruments  in which they  invest.  The  Investment
Manager will  continuously  monitor for  attractive  investment  opportunities resulting  from market  inefficiencies  that it believes  can be  successfully
exploited  by  hedge  fund  strategies.   As  such  opportunities  arise,  the
Investment  Manager  will seek to  allocate  the  Fund's  assets to  Portfolio
Managers   that  it   believes   will  most   effectively   respond   to  such
opportunities.  The Fund's structure and its investment  approach are intended to provide  investors  several  advantages over direct  investments in private investment  funds,  including:  the  ability  to  invest  in a  professionally constructed  and managed  investment  portfolio;  access to a diverse group of
Portfolio Managers that utilize varying investment styles and strategies;  and reduced  risk  exposure  that comes from  investing  with  multiple  Portfolio
Managers  that have  exhibited low  volatility  of investment  returns and low correlation  to one  another.  The  Investment  Manager  expects  generally to allocate the Fund's assets to approximately 10 to 20 Portfolio Managers.

The  multi-manager  approach  followed by the Fund will involve  allocation of the Fund's assets to Portfolio  Managers that employ  various  market  neutral investment  styles  and  strategies  and will  provide  investors  access to a variety  of  Portfolio  Managers.  The Fund will  invest in  various  types of
Portfolio   Funds   managed   by   Portfolio   Managers,   including   limited
partnerships,   joint  ventures,   other  investment   companies  and  similar
entities.  However,  the Fund may on  occasion  retain  one or more  Portfolio
Managers  to manage  and  invest  designated  portions  of the  Fund's  assets
(either as  separately  managed  accounts or by creating  separate  investment vehicles in which a  Portfolio  Manager  will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  Any  arrangement  in which the Fund retains a Portfolio  Manager to manage an account or investment vehicle for the Fund is - as  explained  above under "A Brief  Overview of the
Fund:  What  Does  the  Fund  Invest  In?"  -  referred  to  as  a  "Portfolio
Account." The retention of a Portfolio  Manager to manage a Portfolio  Account is subject to the  approval of the Board,  including a majority of the persons comprising the Board (the  "Trustees")  who are not  "interested  persons," as defined by the Investment Company Act, of the Fund (the "Independent  Trustees
"). The  retention  of a Portfolio  Manager will in such cases also be subject to  approval  by  shareholders,  unless the Fund seeks and obtains an order of the Securities  and Exchange  Commission  (the "SEC")  exempting the Fund from
this   requirement.   The  Fund's   participation  in  any  Portfolio  Account
arrangement will be subject to the requirement  that the Portfolio  Manager be registered  as an  investment  adviser  under the Advisers Act, and the Fund's contractual  arrangements  with the  Portfolio  Manager will be subject to the requirements of the Investment  Company Act applicable to investment  advisory contracts, including Section 15 of the Investment Company Act.

Portfolio  Managers  will  be  selected  on the  basis  of  various  criteria, generally  including,  among  other  things,  an  analysis  of: the  Portfolio
Manager's  performance  during  various  time periods and market  cycles;  the
Portfolio Manager's reputation,  experience and training;  its articulation of
and  adherence  to  its  investment   philosophy;   the  presence  and  deemed
effectiveness  of  risk  management  discipline;  on-site  interviews  of  the management  team;  the  quality  and  stability  of  the  Portfolio  Manager's organization,  including internal and external professional staff; and whether key personnel of the Portfolio Manager have substantial  personal  investments in the Portfolio Manager's investment program.

Can a Portfolio  Manager Be Replaced?  The  Investment  Manager will regularly evaluate each Portfolio  Manager to determine  whether its investment  program is consistent with the Fund's investment  objective and whether its investment performance  is  satisfactory.  Based on  these  evaluations,  the  Investment
Manager  will  allocate  and  reallocate  the Fund's  assets  among  Portfolio
Managers  and  may  terminate  or add  Portfolio  Managers,  as it  determines
appropriate   and   consistent   with   the   Fund's   investment   objective.
Shareholders  will not vote on the  retention  or  termination  of a Portfolio
Manager,  except  that the  retention  of any  Portfolio  Manager  to manage a
Portfolio   Account  will  be  subject  to  the  approval  of  the  Board  and shareholders.  The Fund may seek to obtain an SEC order  exempting it from the requirement that  shareholders  approve  Portfolio  Managers that are retained to manage  Portfolio  Accounts.  However,  no assurance can be given that such an order will be issued.

Limits on Allocating Fund Assets to any One Portfolio  Manager.  Not more than
10% of the Fund's net assets will be allocated to any one  Portfolio  Manager.
In addition,  the Fund will limit its investment position in any one Portfolio
Fund to less than 5% of the Portfolio Fund's  outstanding  voting  securities, absent an SEC order (or assurances  from the SEC staff) under which the Fund's contribution  and  withdrawal  of capital  from a  Portfolio  Fund in which it holds 5% or more of the  outstanding  shares  will not be  subject  to various
Investment Company Act prohibitions on affiliated  transactions.  However,  to permit the investment of more of its assets in certain  Portfolio Funds deemed attractive by the Investment Manager,  and subject to the foregoing limitation that  the  Fund  will  not  purchase  5% or  more  of the  outstanding  voting securities  of any one  Portfolio  Fund,  the  Fund  may  purchase  non-voting securities of Portfolio Funds,  subject to a limitation that the Fund will not purchase  voting  and  non-voting  shares  in a  Portfolio  Fund  that  in the aggregate represent 25% or more of the Portfolio Fund's outstanding equity.

Portfolio  Managers'  Investments.  Portfolio  Managers will generally  invest primarily in marketable  securities,  although certain Portfolio  Managers may also invest in privately  placed  securities  and other  investments  that are illiquid.  Interests in Portfolio  Funds will not themselves be marketable and will only have limited  liquidity.  Portfolio Managers may invest and trade in a wide range of  instruments  and  markets,  including,  but not  limited  to, domestic and foreign  equities  and  equity-related  instruments,  currencies, financial  futures,  and  fixed  income  and other  debt-related  instruments.
Portfolio  Managers  are  generally  not limited as to the markets  (either by location  or  type,  such as large  capitalization,  small  capitalization  or
non-U.S.  markets) in which they may invest or the investment  discipline that they may employ (such as value,  growth or  bottom-up  or top-down  analysis).
In managing  Portfolio  Funds,  Portfolio  Managers will not be subject to the
Fund's  investment  policies and  restrictions or the various  limitations and
prohibitions   applicable  to  investment   companies   registered  under  the
Investment  Company Act,  such as the Fund. As a result,  Portfolio  Funds may involve  additional  risks,  including  those  associated  with the fact  that
Portfolio  Funds  are not  generally  subject  to any  requirements  that they diversify  their  investments or limit their  investments in the securities of issuers engaged in a single  industry or group of industries.  See "Main Risks of Investing in the Fund - General Risks -  Non-Diversified  Status." However,
the  Fund's  investment   policies  and  restrictions,   and  limitations  and
prohibitions on investments  imposed by the Investment Company Act, will apply in the case of Portfolio Accounts.

Other Investment Strategies.    Portfolio Managers can also use the
investment techniques and strategies described below.  They might not always use all of the different types of techniques and investments described below.  These techniques have risks, although some are designed to help reduce overall investment or market risks.

      Borrowing;  Use of Leverage.  The Fund is authorized to borrow money for investment  purposes,  to meet  repurchase  requests  and for cash  management purposes.  Portfolio  Funds  generally are also  permitted to borrow money for similar  purposes.  The use of borrowings for investment  purposes is known as
"leverage"  and  involves a high degree of risk.  The  investment  programs of certain  Portfolio  Managers may make  extensive  use of  leverage.  See "Main
Risks  of  Investing  in  the  Fund  -  Special  Investment   Instruments  and
Techniques--Leverage; Interest Rates; Margin."

            The Fund is  subject to the  Investment  Company  Act  requirement that an investment  company  satisfy an asset coverage  requirement of 300% of its  indebtedness,  including  amounts  borrowed,  measured  at the  time  the
investment    company   incurs   the   indebtedness   (the   "Asset   Coverage
Requirement").  This  means that the value of the  Fund's  total  indebtedness may not  exceed  one-third  the  value of its  total  assets  (including  such indebtedness).  These  limits  do  not  apply  to  the  Portfolio  Funds  and, therefore,  the  Fund's  portfolio  may be  exposed  to  the  risk  of  highly leveraged  investment  programs of certain Portfolio Funds. The Asset Coverage
Requirement  will apply to  borrowings  by Portfolio  Accounts,  as well as to other  transactions by Portfolio  Accounts that can be deemed to result in the creation of a "senior  security."  Generally,  in conjunction  with investment positions  for  Portfolio  Accounts  that  are  deemed  to  constitute  senior securities,  the Fund must: (i) observe the Asset Coverage  Requirement;  (ii)
maintain  daily a segregated  account in cash or liquid  securities  at such a level  that the  amount  segregated  plus any  amounts  pledged to a broker as collateral  will equal the current value of the position;  or (iii)  otherwise
cover  the  investment   position  with   offsetting   portfolio   securities.
Segregation  of  assets  or  covering  investment  positions  with  offsetting portfolio  securities  may limit a Portfolio  Account's  ability to  otherwise invest those assets or dispose of those securities.

      Short  Selling.   Portfolio  Funds  and  Portfolio   Accounts  may  sell
securities  short.  To effect a short sale,  the  Portfolio  Fund or Portfolio
Account will borrow the security from a brokerage  firm, or other  permissible financial  intermediary,  and make delivery to the buyer.  The Portfolio  Fund or Portfolio  Account  then is  obligated to replace the borrowed  security by purchasing  it at the market  price at the time of  replacement.  The price at such time may be more or less than the  price at which the  security  was sold short by the  Portfolio  Fund or  Portfolio  Account,  which would result in a loss or gain,  respectively.  The use of short sales is a speculative practice and  involves  significant  risks.  See "Main Risks of  Investing  in the Fund
Special Investment Instruments and Techniques--Short Selling."

      Derivatives.  Portfolio  Funds and Portfolio  Accounts may use financial instruments,  known as derivatives, for purposes of hedging portfolio risk and for  non-hedging  purposes.  Examples of  derivatives  include stock  options, index  options,  futures and options on futures.  Transactions  in derivatives involve  certain  risks.  See "Main Risks of Investing  in the Fund  --Special
Investment Instruments and Techniques - Derivatives."

      Short-Term  and  Defensive  Investments.  The Fund will  invest its cash reserves  in  high  quality  short-term  investments.  These  investments  may include money market instruments and other short-term debt obligations,  money
market   mutual   funds,   and   repurchase    agreements   with   banks   and
broker-dealers.  During  periods of  adverse  market or  economic  conditions, the Fund may temporarily invest all or a significant  portion of its assets in these  securities  or hold  cash.  To the  extent  the Fund  invests  in these securities or holds cash, such  investments are  inconsistent  with the Fund's investment objective and the Fund will not achieve its investment objective.

How the Fund Is Managed

General.  The  Fund  is  registered  under  the  Investment  Company  Act as a closed-end,  non-diversified  management  investment  company.  The  Fund  was formed as a  Massachusetts  business trust under the laws of the  Commonwealth of Massachusetts on May 24, 2002 and commenced operations January 2, 2003.

The Board of Trustees.  The Fund is governed by a Board of Trustees,  which is responsible  for protecting  the shares of  shareholders  under  Massachusetts law. The Board is elected by shareholders  and meets  periodically  throughout the year to oversee the Fund's business,  review its  performance,  and review the  actions  of the  Manager.  "Trustees  and  Officers  of the  Fund" in the
Statement of Additional  Information  identifies  the Trustees and officers of the Fund (who are  elected by the  Trustees)  and  provides  more  information about them.

The  Adviser.  OppenheimerFunds,  Inc.  (the  "Adviser")  serves as the Fund's investment adviser,  subject to the ultimate supervision of and subject to any policies  established  by the Board,  pursuant  to the terms of an  investment advisory  agreement  with the  Fund  (the  "Advisory  Agreement").  Under  the
Advisory  Agreement,  the Adviser is responsible for developing,  implementing and  supervising  the Fund's  investment  program.  The Adviser is authorized, subject to the  approval of the Board and the  Trustees,  to retain one of its affiliates to provide any or all of the investment  advisory services required to be  provided  to the Fund or to  assist  the  Adviser  in  providing  these services.

      The Adviser has operated as an  investment  adviser  since January 1960.
The Adviser  (including  its  subsidiaries)  managed more than $155 billion of assets as of March 31, 2004.  Clients of the Adviser  include the  Oppenheimer mutual  funds  with more than 7 million  investor  accounts.  The  Adviser  is located at Two World Financial Center,  225 Liberty Street, New York, New York
10281-1008.  The Adviser is wholly-owned by Oppenheimer  Acquisition  Corp., a holding company ultimately  controlled by Massachusetts  Mutual Life Insurance
Company.

The Investment  Manager.  Tremont Partners,  Inc. (the "Investment  Manager"),
an affiliate of the Adviser,  has been assigned  responsibility  for providing day-to-day  investment  management  services  to  the  Fund,  subject  to  the supervision  of the  Adviser.  Since  1984,  the  Investment  Manager  and its
affiliates have provided alternative  investment solutions to a diverse client
base  including  financial   institutions,   mutual  funds,  other  investment
companies and high net worth  individuals.  These  services  include  tracking and  evaluating  over  2,000  domestic  and  offshore  investment  funds.  The
Investment  Manager and its affiliates were  responsible for the allocation of over $4.8 billion of client assets among  alternative  investment  strategies, as of March 31,  2004.  The  Investment  Manager is  located  at 555  Theodore
Fremd  Avenue,  Rye,  New York  10580,  and since  October  1, 2001 has been a majority-owned,  indirect  subsidiary of  Massachusetts  Mutual Life Insurance
Company.

Advisory  Fees. As  compensation  for services  required to be provided by the
Adviser under the Advisory Agreement,  the Fund will pay the Adviser a monthly fee  (the  "Management  Fee")  computed  at the  annual  rate of  1.50% of the aggregate  value of  outstanding  shares  determined as of the last day of the month  (before  any  repurchases  of shares).  As of May 1, 2004,  the Adviser waived a portion of its  management  fee under a voluntary  undertaking to the
Fund to limit these fees to an annual rate of 1.25% of the aggregate  value of outstanding  shares  determined  as of the last day of the month  (before  any repurchases of shares).  That  undertaking  may be amended or withdrawn at any time.

            The Adviser pays a monthly fee to the Investment  Manager equal to
50% of the amount of the Management Fee earned by the Adviser  pursuant to the
Advisory Agreement. This fee is payable by the Adviser and not the Fund.

Management  Team. The following  personnel of the  Investment  Manager will be the  persons  primarily  responsible  for  selecting  Portfolio  Managers  and allocating the Fund's assets among the Portfolio Managers:

      Sandra L.  Manzke,  Member,  Investment  Committee;  Co-Chief  Executive
      -----------------
      Officer,  TCM. Ms. Manzke established Tremont Partners,  Inc. in October
      1984 after  serving as a Principal at Rogers,  Casey &  Barksdale,  Inc.
      from 1976 to 1984.  Ms.  Manzke is also a Director  of  certain  private investment  partnerships  managed by the Investment  Manager.  From 1974 to  1976,  she  was an  independent  consultant  to  Bernstein  Macauley responsible for reviewing the firm's products.  In addition,  she served as an investment  manager at Scudder  Stevens & Clark from 1969 to 1974.
      Ms. Manzke received a Bachelor of Fine Arts degree from Pratt Institute.

      Robert I. Schulman,  Member,  Investment  Committee;  Co-Chief Executive
      ------------------
      Officer,  TCM. Mr.  Schulman  joined TCM in 1994.  Prior to that, he was responsible for Smith Barney's  Consulting  Services Division and Retail
      New  Product   Development  and  he  was  involved  in  all  aspects  of
      investment  management and manager  selection.  Mr. Schulman founded the
      Leveraged  Product  Division at E.F.  Hutton in 1982 and was responsible for the development of various  derivative  products,  as well as growth index and  financial  futures and options  trading.  In 1986, he assumed responsibility  for all retail products offered at E.F. Hutton.  He is a graduate  of New York  University  and  received  a Master  of  Business
      Administration degree in Finance from the Lubin School of Business.

      Barry H. Colvin,  CFA, Member,  Investment  Committee,  Chief Investment
      ---------------------
      Officer,  Tremont  Partners,  Inc;  President,  TCM. Mr. Colvin  directs
      TCM's   alternative   investment   research  and  heads  the  Investment
      Manager's  Investment  Committee.  Prior to  joining  TCM in  1999,  Mr.
      Colvin  spent  three  years with Asset  Consulting  Group,  Inc.  of St.
      Louis,  Missouri,  first  as Vice  President  and  Head  of  Alternative
      Investments  and then as Director of  Research.  From 1995 to 1997,  Mr.
      Colvin was a  fixed-income  trader for General  American Life and before that  spent  two  years at  Scottsdale  Securities  as Head of  Business
      Development.  From 1987 to 1994,  he worked for Edward D. Jones & Co. in various  roles,  eventually  becoming a partner.  Mr. Colvin  received a
      Bachelor of Arts degree in Economics  from the  University  of Missouri.
      He is a Chartered Financial Analyst.

      Patrick  J.  Kelly,  CFA,  Member,  Investment  Committee;  Senior  Vice
      ------------------
      President and Director of Investment  Technology,  TCM. Mr. Kelly joined
      TCM in June  2001 and  directs  its  investment  technology  department.
      From 1998 to 2001,  he was Vice  President  and Risk  Manager  at Parker
      Global  Strategies.  From 1995 to 1998, Mr. Kelly was a Senior Portfolio
      Analyst at Ferrell Capital  Management and, from 1993 to 1995, Mr. Kelly was an analyst at Kidder,  Peabody,  & Co. Mr. Kelly received a Bachelor of  Science  degree in  Computer  Science,  Electrical  Engineering  and
      Mathematics   from   Hofstra   University   and  a  Master  of  Business
      Administration  degree in Finance from the Frank Zarb School of Business at Hofstra University.  He is a Chartered Financial Analyst.

      Cynthia J. Nicoll, Member,  Investment Committee;  Senior Vice President
      -----------------
      and Director of  Investment  Management,  TCM. Ms.  Nicoll joined TCM in
      December  2000 and directs its  investment  management  department.  Ms.
      Nicoll  came to Tremont  from  Parker  Global  Strategies  where she was
      Managing  Director  of  Strategic  Initiatives.  From 1993 to 1999,  she
      designed hedge  fund-indexed  structured  products for Greenwich Capital and  National  Westminster  Bank  PLC.  From  1979 to 1993,  Ms.  Nicoll
      marketed  foreign  exchange,  structured  debt and other  financings for
      Manufacturers   Hanover/Chemical   Bank  (now  JP  Morgan).  Ms.  Nicoll
      received  a  Bachelor  of Arts  degree  in  American  History  from Yale
      University  and a  Master  of  Business  in  Finance  and  International
      Business from New York University.

------------------------------------------------------------------------------

      Suzanne S. Hammond,  Senior Vice  President,  Secretary  and  Treasurer,
      ------------------
      TCM.  Ms.  Hammond  joined TCM in 1989 and is  responsible  for  program
      analysis  and  fund   administration/supervision   of  its   proprietary
      products.  Ms.  Hammond  is  also  responsible  for  certain  investment supervision  clients  and is a director  of certain  private  investment partnerships  managed by  affiliates  of the  Investment  Manager.  From
      1983 until 1989, Ms.  Hammond was a Senior Analyst with Rogers,  Casey &
      Barksdale,  Inc.  responsible  for  major  consulting  clients.  For the preceding five years,  Ms. Hammond served as the liaison  representative managing  listed  midwestern  companies on the New York Stock  Exchange,
      Inc.   She   received   a   Bachelor   of   Arts   degree   in   Russian
      History/Economics  from the  University of North  Carolina,  Chapel Hill and an  Associate  Degree  in  Business  Administration  from  Colby Jr.
      College.

Investor  Servicing  Arrangements.   Effective  April  1,  2004,  the  Adviser
intends to pay,  out of its own assets,  to  qualifying  brokers,  dealers and
financial   advisers  that  provide  ongoing  investor  services  and  account maintenance  services  to  shareholders  that are their  customers  ("Investor
Service  Providers") an amount not to exceed 0.25% (on an annualized basis) of the aggregate value of outstanding  shares held by shareholders  introduced by such Investor Service Providers.  These services include,  but are not limited to, handling  shareholder  inquiries  regarding the Fund (e.g.,  responding to questions  concerning  investments in the Fund, account balances,  and reports and tax  information  provided by the Fund);  assisting in the  enhancement of relations and communications  between  shareholders and the Fund; assisting in the  establishment  and  maintenance  of  shareholder  accounts with the Fund;
assisting  in  the   maintenance  of  Fund  records   containing   shareholder
information;  and providing such other  information  and  shareholder  liaison services as the Adviser may reasonably request.

Administrative  Services.  Under the terms of an administration agreement with the Fund,  the Adviser will  provide  certain  administrative  services to the
Fund,  including,  among  others:  providing  office  space and other  support services and  personnel  as  necessary  to provide such  services to the Fund;
supervising the entities retained by the Fund to provide accounting  services,
investor  services  and  custody  services;   handling  shareholder  inquiries
regarding the Fund,  including but not limited to questions  concerning  their investments in the Fund;  preparing or assisting in the preparation of various reports,  communications and regulatory filings of the Fund;  assisting in the review  of  investor  applications;  monitoring  the  Fund's  compliance  with federal  and state  regulatory  requirements  (other  than those  relating  to investment compliance);  coordinating and organizing meetings of the Board and meetings of shareholders and preparing related materials;  and maintaining and preserving  certain books and records of the Fund. In consideration  for these services,  the Fund will pay the Adviser a monthly fee  computed at the annual rate of 0.15% of the aggregate  value of outstanding  shares  determined as of the last day of each calendar  month (the  "Administration  Fee").  Related to this,  the Fund,  the  Adviser  (in its  capacity  as  administrator)  and the
Investment Manager have entered into a sub-administration  agreement, pursuant to  which  the  Adviser  may  delegate  some  or  all  of  the  administrative responsibilities  to the Investment  Manager.  The Adviser, in its capacity as administrator  of the Fund, will pay the Investment  Manager,  in its capacity as sub-administrator, some or all of the Administration Fee.

Fund Expenses. The Fund will bear its own expenses including,  but not limited to: the Management  Fee; any taxes;  investment-related  expenses  incurred by the  Fund  (e.g.,  management  fees  charged  by the  Portfolio  Managers  and
Portfolio Funds,  costs associated with organizing and operating any Portfolio
Accounts,  placement  fees,  interest  on  indebtedness,  fees  for  data  and software  providers,  research  expenses  and  professional  fees  (including,
without   limitation,   expenses  of  consultants  and  experts)  relating  to
investments);  fees and expenses for accounting and custody services; the fees and expenses of Fund counsel,  legal counsel to the  Independent  Trustees and the Fund's  independent  auditors;  costs  associated with the registration of the Fund,  including  the costs of  compliance  with  federal  and state laws;
costs  and  expenses  of  holding  meetings  of  the  Board  and  meetings  of shareholders,  including costs associated with  preparation and  dissemination of proxy materials;  the costs of a fidelity bond and any liability  insurance obtained  on behalf of the Fund or the Board;  and such other  expenses as may be approved by the Board.  The Fund will  reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

      Ongoing   offering   costs,   as  required  by   applicable   accounting
principles,  are  capitalized and amortized to expense over twelve months on a straight-line basis.

      The  Fund's  organizational  expenses  were  borne  voluntarily  by  the
Adviser.  In addition,  initial  offering costs were borne  voluntarily by the
Adviser upon commencement of the Fund's operations.

Proxy Voting. In certain  circumstances,  the Investment  Manager may exercise proxy-voting  authority  with  respect to the Fund's  investment  in Portfolio
Funds.  In most cases,  however,  since  hedge  funds are  designed to provide little in the way of  decision-making  authority to investors,  the underlying voting rights  granted to the Fund by the Portfolio  Funds are generally  very limited.  To the extent any such vote is required and  authorized  to be taken by the Investment  Manager,  the Investment  Manager shall, in all cases, vote in a manner  that is in the best  interests  of the Fund.  To the  extent  any
Investment  Manager personnel  responsible for exercising such right on behalf of the Fund  perceives a conflict of interest  between the best  interests  of the Fund and those of the Investment Manager,  such personnel shall refer such matter to a member of the  Investment  Manager's  senior  management  who will disclose the conflict to the Fund and obtain the Fund's  consent before voting the Fund's proxy.

A b o u t   Y o u r   A c c o u n t

How to Buy Shares

Investor Qualifications.

Shares  will be sold  only to  "Qualified  Investors"  that  are  exempt  from federal income tax.

          Currently,  "Qualified Investors" include: (i) companies (other than investment  companies)  that represent that they have a net worth of more than
$1,500,000;  and (ii) persons who have at least  $750,000  under the Adviser's or its  affiliates'  management,  including  any amount  invested in the Fund.
In addition,  shares are offered only to investors  that are U.S.  persons for federal  income tax purposes,  as defined  below,  and that represent they are exempt  from  federal  income  tax.  You must  complete  and sign an  investor certification  that you meet these  requirements  before you may invest in the
Fund.  The form of this investor  certification  is contained in Appendix A of this  prospectus.  The  Fund  will  not be  obligated  to sell to  brokers  or dealers any shares that have not been placed  with  Qualified  Investors  that meet all applicable requirements to invest in the Fund.

            A person is  considered  a U.S.  person  for  federal  income  tax purposes  if the person is: (i) a citizen or  resident  of the United  States;
(ii) a corporation,  partnership (including an entity treated as a corporation or  partnership  for U.S.  federal income tax purposes) or other entity (other than an estate or trust)  created  or  organized  under the laws of the United
States, any state therein or the District of Columbia;  (iii) an estate (other than a foreign  estate  defined  in  Section  7701(a)(31)(A)  of the  Internal
Revenue Code of 1986, as amended (the  "Code"));  or (iv) a trust,  if a court
within  the  U.S.  is  able  to   exercise   primary   supervision   over  its
administration  and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Distribution Arrangements

General Terms.  The  Distributor  acts as the distributor of the Fund's shares on a best efforts basis, subject to various conditions,  pursuant to the terms of a General  Distributor's  Agreement  entered into with the Fund. Shares may be purchased  through the  Distributor or through brokers or dealers that have entered  into  selling  agreements  with  the  Distributor.  The  Fund  is not obligated  to sell to a broker or dealer any shares  that have not been placed with Qualified  Investors that meet all applicable  requirements  to invest in the Fund.  The  Distributor  maintains  its  principal  office  at 6803  South
Tucson Way,  Centennial,  Colorado  80112,  and is an affiliate of the Adviser and the Investment Manager.

      Shares  are  being  offered  in an  initial  offering.  The  Distributor expects  to deliver  shares  purchased  in the  initial  offering  on or about
January  2,  2003 or on such  earlier  or later  date as the  Distributor  may determine.  Subsequent  to the  initial  offering,  shares will be offered and may be  purchased  on a  monthly  basis,  or at  such  other  times  as may be determined by the Board.

      Neither the  Distributor  nor any other broker or dealer is obligated to buy from the Fund any of the shares.  There is no minimum  aggregate amount of shares  required to be  purchased  in the initial  offering.  The  Distributor does not  intend  to make a market  in the  shares.  The  Fund has  agreed  to indemnify  the  Distributor  and its  affiliates  and  certain  other  persons against certain liabilities under the Securities Act.

Purchase  Terms.  Shares are being  offered only to Qualified  Investors  that meet all  requirements to invest in the Fund. The minimum  initial  investment in the Fund by an investor is $1,000,000.  Subsequent  investments  must be at least $100,000. These minimums may be modified by the Fund from time to time.

      All investor funds for the closing sale of shares,  will be deposited in an escrow account  maintained by Citibank,  N.A., as the escrow agent, for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date Shares are issued.  The full amount of an  investment  is payable in federal  funds,  which must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning of a month if payment is sent by wire.

      Before  an  investor  may  invest in the Fund,  the  Distributor  or the
investor's  sales   representative  will  require  a  certification  from  the investor  that it is a Qualified  Investor  and meets other  requirements  for investment,  and that the investor  will not transfer its shares except in the limited  circumstances  permitted under the Funds'  Declaration of Trust.  The form of investor  certification  that each  investor  will be asked to sign is contained in Appendix A of this prospectus.  An investor's  certification must be received by the  Distributor,  along with its payment as  described  above, otherwise an investor's order will not be accepted.

Calculation  of Net Asset Value.  The Fund sells its shares at their  offering price,  which is equal to the "net  asset  value"  per  share.  The net  asset value  of the  Fund  will be  computed  as of the  close  of  business  on the following  days:  (i) the last day of each fiscal  year  (March 31),  (ii) the last day of each taxable year  (December 31), (iii) the day preceding the date as of which any shares of the Fund are purchased,  or (iv) any day as of which the Fund  repurchases  any shares.  The Fund's net asset value is the value of the Fund's assets less its liabilities.

      In  computing  net  asset  value   pursuant  to  "Pricing   Polices  and
Procedures"  adopted  by the  Fund's  Board of  Trustees,  the Fund will value shares in Portfolio Funds at their fair value,  which the Board has determined will  ordinarily  be the values of those shares as determined by the Portfolio
Managers of the Portfolio  Funds in accordance  with policies  established  by the  Portfolio  Funds.  Other  securities  and  assets of the Fund  (including securities and other  investments  held by Portfolio  Accounts) will be valued at market value, if market  quotations are readily  available.  Securities and assets of the Fund for which market  quotations are not readily available will be  valued  at fair  value as  determined  in good  faith  by the  Board or in accordance with the "Pricing  Policies and  Procedures"  adopted by the Board.
Expenses  of the  Fund  and  its  liabilities  (including  the  amount  of any borrowings) are taken into account for purposes of computing net asset value.

      The Fund's  "Pricing  Policies and  Procedures"  are designed to provide the Board with monthly  information from the Portfolio Funds on which the Fund may reliably  determine the value of its  investments  in the Portfolio  Funds and  determine  its net asset value each month.  The Fund  typically  receives information  from the Portfolio  Funds,  as of month-end,  within fifteen (15)
business days after month-end.

      As a  general  matter,  the  fair  value  of the  Fund's  interest  in a
Portfolio  Fund will  represent  the  amount  that the Fund  could  reasonably expect to receive from a Portfolio  Fund if the Fund's  interest were redeemed at the time of valuation,  based on the  information  reasonably  available at the time the valuation is made and that the Fund  believes to be reliable.  In the unlikely  event that a Portfolio Fund does not report its value at the end of the month to the Fund on a timely basis,  the Fund will  determine the fair value of such  Portfolio  Fund based on the most recent value  reported by the
Portfolio  Fund, as well as other relevant  information  available to the Fund at the time it determines its net asset value.  Using the  nomenclature of the hedge fund  industry,  any values  reported as  "estimated"  or "final" values
will  reasonably   reflect  market  values  of  securities  for  which  market quotations are available or fair value as of the Fund's valuation date.

      Prior to investing in any Portfolio  Fund, the  Investment  Manager will conduct  a due  diligence  review  of the  valuation  methodology  used by the
Portfolio  Fund,  which as a general  matter will utilize  market  values when available,  and otherwise  utilize fair value  principles  that the Investment
Manager  reasonably  believes to be consistent with those used by the Fund for valuing its own investments.

      The  Investment  Manager  monitors all Portfolio  Funds and compares the individual  monthly  results of each Portfolio Fund with that of other private hedge fund  managers  that use the same type of  investment  strategy.  In the unusual  circumstance where a Portfolio Fund's performance is not in line with its peer group,  the  Investment  Manager  will contact the  Portfolio  Fund's investment  manager and attempt to find a logical and  reasonable  explanation for the  disparity  in  returns.  Any  outlying  results,  either  positive or negative,  are followed up with the  Portfolio  Fund's  investment  manager to determine  the  cause  and to see  if  further  review  of  the  situation  is required.  If,  based on  relevant  information  available  to the  Investment
Manager at the time the Fund  values its  portfolio,  the  Investment  Manager concludes  that the value  provided by the  Portfolio  Fund does not represent the fair value of the Fund's  interests in the Portfolio  Fund, the Investment
Manager will take steps to recommend a fair value for the Fund's  interests in the Portfolio Fund to the Fund's Board for its consideration.

      Prospective  investors  should be aware that  there can be no  assurance that the fair values of interests in Portfolio  Funds as determined  under the procedures  described  above will in all cases be  accurate to the extent that the Fund,  the Board and the  Investment  Manager do not generally have access to all  necessary  financial and other  information  relating to the Portfolio
Funds to determine  independently  the net asset  values of those  funds.  The
Board's  results in accurately fair valuing  securities  whose market value is not readily  ascertainable  are subject to  inaccuracies  and its valuation of portfolio  positions  could have an adverse effect on the Fund's net assets if its judgments regarding appropriate valuations should prove incorrect.

REPURCHASES OF SHARES AND TRANSFERS

NO RIGHT OF REDEMPTION

            No  shareholder  will have the right to require the Fund to redeem shares.  There  is no  public  market  for  shares,  and none is  expected  to develop.  With  very  limited  exceptions,  shares  are not  transferable  and liquidity will be provided only through  limited  repurchase  offers that will be made from time to time by the Fund.  Any  transfer  of shares in  violation of the Fund's  Declaration  of Trust will not be  permitted  and will be void.
Consequently,  shareholders  may  not be able to  liquidate  their  investment other  than as a result of  repurchases  of shares by the Fund,  as  described below. For information on the Fund's policies  regarding  transfers of shares, see "Repurchases and Transfers of Shares--Transfers of Shares" in the SAI.

REPURCHASES OF SHARES

      The Fund from time to time will offer to repurchase  outstanding  shares pursuant to written tenders by  shareholders.  Repurchase  offers will be made at such times and on such terms as may be  determined by the Board in its sole discretion,  and  generally  will be offers to  repurchase a specified  dollar amount of  outstanding  shares.  The  Fund's  shares  will not be  listed  for trading  on a  securities  exchange.  A  redemption  fee equal to 1.00% of the value of shares  repurchased  by the Fund  will  apply if the date as of which the shares are to be valued for purposes of  repurchase  is less than one year following  the date of the  shareholder's  initial  investment in the Fund. If applicable,  the  redemption  fee  will  be  deducted  before  payment  of the proceeds of a repurchase.

      Board   Considerations.   In   determining   whether   the  Fund  should
repurchase  shares  pursuant to written  tenders,  the Board will consider the recommendations of the Adviser.  The Adviser expects that it will recommend to the Board that the Fund offer to  repurchase  shares,  as of the last business
day  of  March,   June,   September  and  December  of  each  year.  The  Fund
anticipates  that the Board will limit each  repurchase to no more than 25% of the Fund's  total  assets,  although the limit for any one  repurchase  may be lower.

            The Board will also consider the following factors,  among others, in making its determination:

o     whether any shareholders have requested to tender shares to the Fund;

o     the liquidity of the Fund's assets;

o     the investment plans and working capital requirements of the Fund;

o     the relative economies of scale with respect to the size of the Fund;

o     the history of the Fund in repurchasing shares or portions thereof;

o     the economic condition of the securities markets; and

o     the   anticipated   tax   consequences  to  the  Fund  of  any  proposed
               repurchases of shares or portions thereof.

            The Board will  determine  that the Fund  repurchase  shares  from shareholders  pursuant to written  tenders only on terms the Board  determines to be fair to the Fund and  shareholders.  When the Board  determines that the
Fund will make a  repurchase  offer,  notice of that offer will be provided to
each   shareholder   describing  the  terms  of  the  offer,   and  containing
information  that  shareholders  should consider in deciding whether to tender
Shares  for  repurchase.  Shareholders  who are  deciding  whether  to  tender shares  during the period that a repurchase  offer is open may  ascertain  the estimated  net asset value of their shares from the Adviser  during the period the offer remains open.

      Cash  Payment  vs.  In-Kind  Securities  Distribution.  When  shares are
repurchased   by  the  Fund,   shareholders   will   generally   receive  cash
distributions  equal to the value of the  shares  repurchased,  less the Early
Repurchase  Fee, if applicable.  However,  in the sole discretion of the Fund, the  proceeds  of  repurchases  of shares may be paid pro rata by the  in-kind distribution  of  securities  held by the Fund,  or partly in cash and  partly in-kind.  The Fund does not expect to distribute  securities in-kind except in unusual  circumstances,  such as in the unlikely  event that the Fund does not have  sufficient  cash to pay for shares that are  repurchased  or if making a cash  payment  would  result in a  material  adverse  effect on the Fund or on shareholders  not tendering shares for repurchase.  See "Risk  Factors--General
Risks."  Repurchases  will be effective  after  receipt and  acceptance by the
Fund of all eligible written tenders of Shares.

      Gain or Loss on Sale of Shares.  A shareholder  that tenders  shares and who is subject to federal,  state or local  income tax will  generally  have a taxable  event  when  the  shares  are  repurchased.  Gain,  if  any,  will be recognized  by a tendering  shareholder  only as and after the total  proceeds received by the  shareholder  exceed the  shareholder's  adjusted tax basis in the shares.  A loss, if any, will be recognized only after the shareholder has received  full  payment  under the  promissory  note that will be given to the shareholder prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

      Due to liquidity  restraints  associated with the Fund's  investments in
Portfolio  Funds  and the fact  that the Fund may have to  effect  withdrawals from  those  funds  to pay  for  shares  being  repurchased,  it is  presently expected that,  under the  procedures  applicable to the repurchase of shares, shares will be valued for purposes of determining  their  repurchase  price as of a date  approximately  one month after the date by which  shareholders must submit a  repurchase  request  (the  "Valuation  Date") and that the Fund will generally pay the value of the shares  repurchased (or as discussed  below, an initial  payment  of 95% of the  estimated  value  if all  shares  owned  by a shareholder  are  repurchased)  approximately  one month  after the  Valuation
Date.  This  amount  will be  subject to  adjustment  upon  completion  of the annual audit of the Fund's  financial  statements for the fiscal year in which the repurchase is effected  (which it is expected will be completed  within 60 days  after  the  end  of  each  fiscal  year).  If  all  shares  owned  by  a shareholder are  repurchased,  the shareholder will receive an initial payment equal to 95% of the  estimated  value of the shares and the  balance due based on the net asset value will be determined and paid promptly  after  completion of the Fund's audit and will be subject to audit adjustment.

            Under these  procedures,  shareholders will have to decide whether to tender their shares for  repurchase  without the benefit of having  current information  regarding  the  value of  shares  as of a date  proximate  to the
Valuation  Date.  The  shareholder  may inquire of the Fund,  at the toll-free phone  number  indicated  on the back  cover of the  Prospectus  and the front cover of the Statement of Additional  Information,  as to the share value last determined.  In addition,  there will be a substantial  period of time between the date as of which  shareholders  must  tender  shares and the date they can expect to receive  payment for their shares from the Fund.  However,  promptly after the  expiration  of a repurchase  offer,  shareholders  whose shares are accepted for repurchase will be given non-interest  bearing,  non-transferable promissory  notes by the Fund  representing  the Fund's  obligation to pay for repurchased  shares.  Payments  for  repurchased  shares may be delayed  under circumstances  where the Fund has determined to redeem its shares in Portfolio
Funds to make such payments,  but has experienced delays in receiving payments from the Portfolio Funds.

            A  shareholder  who tenders for  repurchase  only a portion of his shares will be required to  maintain a minimum  account  balance of  $500,000.
If a  shareholder  tenders a portion of his shares and the  repurchase of that portion  would  cause the  shareholder's  account  balance  to fall below this required  minimum,  the Fund  reserves  the right to reduce the portion of the shares to be  purchased  from the  shareholder  so that the  required  minimum balance is maintained.

            Repurchases   of  shares  by  the  Fund  are  subject  to  certain
regulatory requirements imposed by SEC rules.

Special   Considerations  and  Risks  of  Repurchases.   In  addition  to  the
limitations  and risks  discussed  elsewhere in this  Prospectus,  there are a number of other factors  affecting  share  Repurchases  that investors  should consider, as summarized below:

o     Early  Repurchase Fee. You may be subject to an Early  Repurchase Fee on shares  that are  repurchased  if the date as of which the shares are to be  valued  for  purposes  of  repurchase  is less  than  one year following  the date of the  shareholder's  initial  investment in the
         Fund.

o     Decrease in Fund  Assets.  Although the Board  believes  that the Fund's
         policy  of  making   repurchase   offers   will   generally   benefit
         shareholders by providing  liquidity,  the repurchase of shares could cause the Fund's total assets to decrease  unless offset by new sales of shares.  The Fund's  expense ratio might  therefore  increase as a result of  repurchases.  Repurchase  offers  might also  decrease the
         Fund's investment flexibility,  in part because of the Fund's need to hold liquid  assets to satisfy  repurchase  requests.  The impact may depend  on the  number of shares  that the Fund  repurchases  and the ability of the Fund to sell additional shares.

o     Asset Coverage for Borrowings.  Repurchases of shares may  significantly reduce the asset coverage for any Fund  borrowings.  The Fund may not repurchase  shares if the  repurchase  results in its asset  coverage levels  falling  below the  requirements  of the  Investment  Company
         Act.  As  a  result,  in  order  to  be  able  to  repurchase  shares tendered,  the  Fund  may be  forced  to  repay  all or a part of its outstanding borrowings to maintain the required asset coverage.

o     Forced Sale of Portfolio  Securities.  To complete a  repurchase  offer, the Fund might be  required  to sell  portfolio  securities  to raise cash.  This  might  cause  the Fund to  realize  gains or losses at a time when the  Manager  would  otherwise  not want the Fund to do so.
         It  might  increase  portfolio  turnover  and  the  Fund's  portfolio transaction  expenses,  reducing the Fund's net income to  distribute to shareholders.

o     Dividends,  Capital  Gains and  Taxes.  Certain  shareholders  may incur state tax liability upon the Fund's  repurchase of their shares.  See
         "Dividends, Capital Gains and Taxes."

MANDATORY REDEMPTION BY THE FUND

The  Declaration  of Trust  provides  that the Fund may  redeem  shares  under certain  circumstances,  including if:  ownership of the shares will cause the
Fund to be in violation  of certain  laws;  continued  ownership of the shares may adversely affect the Fund; any of the  representations and warranties made by a shareholder  in  connection  with the  acquisition  of the shares was not true when made or has ceased to be true;  or it would be in the best shares of the Fund to repurchase the shares.

Dividends, Capital Gains and Taxes

This  information is only a summary of certain  federal income tax information about your  investment.  You should  consult  with your tax advisor  about the effect of an investment in the Fund on your particular tax situation.

Dividends.  The  amount of any  dividends  the Fund  pays may vary over  time, depending  on market  conditions,  the  composition  of the Fund's  investment portfolio,  the expenses  borne by the Fund's  shares,  and any  distributions made to the Fund by the  underlying  Portfolio  Funds or  Portfolio  Accounts.
The  Fund  cannot   guarantee   that  it  will  pay  any  dividends  or  other
distributions.

Capital Gains  Distributions.  A Portfolio  Fund may realize  capital gains on
the  sale  of   portfolio   securities.   If  it  does,   the  Fund  may  make
distributions out of any net short-term or long-term  capital gains,  normally in  December of each year.  The Fund may make  supplemental  distributions  of dividends  and capital gains  following the end of its fiscal year.  There can be no assurance  that the Fund will pay any capital gains  distributions  in a particular year.

Choice for Receiving  Distributions.  When you open your  account,  specify on your  application  how you want to receive your  dividends and  distributions.
You have two options:

o     Reinvest All  Distributions  in the Fund.  You can elect to reinvest all dividends and capital gains  distributions  in additional  shares of the
      Fund.

o     Receive All  Distributions in Cash. You can elect to receive a check for all dividends and capital gains distributions.

      Taxes.  The Fund  intends to qualify as a regulated  investment  company under the Internal  Revenue  Code.  That means that in each year it qualifies, it will  pay no  federal  income  tax on the  earnings  or  capital  gains  it distributes  to its  shareholders.  This avoids a "double  tax" on that income and capital gains, since shareholders  normally will be taxed on the dividends and capital  gains they receive  from the Fund  (unless  their Fund shares are held in a  retirement  account or the  shareholder  is  otherwise  exempt from tax).  Tax-exempt  U.S.  investors will not incur unrelated  business  taxable income  with  respect  to  an  unleveraged  investment  in  Fund  shares.  The
Investment Manager has contracted with a non-affiliated  third party vendor to perform certain  compliance  testing  exercises,  including income testing and issuer diversification,  relating to the Fund that are required of the Fund to qualify as a regulated  investment  company  under the Internal  Revenue Code.
This compliance  testing will be based on criteria  provided by the Investment
Manager.   The  Investment   Manager  shall  be  responsible   for  reviewing,
analyzing and interpreting  the format and content of the compliance  reports, and shall be  responsible  for assessing  whether Fund is in  compliance  with applicable requirements under the Internal Revenue Code.

You should be aware of the  following  tax  implications  of  investing in the
Fund:

o     Whether  tax-exempt  investors  receive  them in cash or reinvest  them, dividends  and capital  gains  distributions  may be subject to state and local taxes.
o     Dividends paid from net investment  income and short-term  capital gains
         are  taxable  as  ordinary   income.   Distributions  of  the  Fund's
         long-term  capital gains are taxable as long-term  capital gains.  It does not matter how long you have held your shares.
o     Every  calendar  year the  Fund  will  send you and the IRS a  statement showing the amount of any taxable  dividends and other  distributions the  Fund  paid  to  you in  the  previous  calendar  year.  The  tax
         information  the  Fund  sends  you  will   separately   identify  any
         long-term capital gains distribution the Fund paid to you.
o     Because the Fund's share prices  fluctuate,  you may have a capital gain or loss when your shares are  repurchased  or you  exchange  them.  A capital  gain or loss is the  difference  between  the price you paid for the shares  and the price you  received  when they were  accepted for  repurchase or exchange.  Generally,  when shares of the Fund you have tendered are  repurchased,  you must  recognize any capital gain or loss on those shares.
o     If you buy shares on the date or just before the date the Fund  declares a capital  gains  distribution,  a portion of the purchase  price for the shares will be returned to you as a taxable distribution.
o     You should  review the more detailed  discussion  of federal  income tax considerations in the Statement of Additional Information.

Returns of Capital  Can Occur.  In certain  cases,  distributions  made by the
Fund may be considered a non-taxable  return of capital to  shareholders.  The
Fund will identify returns of capital in shareholder notices.

Additional Information About the Fund

The Fund's  Voting  Shares.  Each share of the Fund  represents an interest in the Fund  proportionately  equal to the shares of each other share. Each share
has  one  vote  at  shareholder   meetings,   with  fractional  shares  voting
proportionally,  on matters  submitted to the vote of shareholders.  There are no cumulative  voting  rights.  The Fund's shares do not have  pre-emptive  or conversion or  redemption  provisions.  In the event of a  liquidation  of the
Fund,  shareholders  are  entitled  to share pro rata in the net assets of the
Fund available for  distribution to shareholders  after all expenses and debts have been paid.

Financial Highlights
                    -

The Financial Highlights Table is presented to help you understand the Fund's financial performance since inception.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions) during the period.  The financial highlights information has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report, along with the Fund's financial statements, is included in the
Statement of Additional Information, which is available on request.

---------------------------------------------------------------------------------
Financial Highlights
---------------------------------------------------------------------------------

------------------------------------------------------------------------------
OFI Tremont Core Diversified Hedge Fund

Year Ended March 31,                    2004                 20031
Per Share Operating Data

Net asset value, beginning of
period                                     $1,021.95             $1,000.00
Income (loss) from investment
operations:
Net investment loss2                         (17.82)                (4.26)
Net realized and unrealized                    82.47                 26.21
                                -------------------- ---------------------
gain                                           64.65                 21.95
Total income from investment
operations

---------------------------------------------------------------------------

Dividends and/or distributions
to shareholders:
Dividends from net investment                 (7.16)                    --
income                                       (12.66)                    --
Distributions from net                                                  --
                                --------------       ---------------------
realized gain                         (29.46)
                                      -------
Tax returns of capital                                                  --
distributions                                (49.28)
Total dividends and/or
distributions to shareholders

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Net asset value, end of period             $1,037.32             $1,021.95

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Total Return, at Net Asset                     6.22%                2.20%
Value3

---------------------------------------------------------------------------
---------------------------------------------------------------------------

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Ratios/Supplemental Data

Net assets, end of period (in               $105,484               $25,651
thousands)

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Ratios to average net assets:4
Net investment loss                          (1.71)%               (1.68)%
Total expenses                                 1.89%                 2.46%
Expenses, net of waiver of
expenses by the Adviser                        1.75%                 1.75%

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Portfolio turnover rate5                        38%                    0%

---------------------------------------------------------------------------

1.    For the period from January 2, 2003 (commencement of operations) to
March 31, 2003.
2.    Based on average shares outstanding during each period.
3.    Assumes an investment on the last valuation date prior to the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.  Total returns are not annualized for periods of less than one full year.  Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemptions of Fund shares.

Annualized for periods of less than one full year.

Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average fair value of investments in Investment Funds.

Table of Contents of the Statement of Additional  Information  dated July 30,
------------------------------------------------------------------------------
2004
----

This  is  the  Table  of  Contents  of  the  Fund's  Statement  of  Additional
Information  dated  July  30,  2004.  It  should  be read  together  with  the
Prospectus.  You can obtain the Statement of Additional Information by writing to the Fund's Transfer  Agent,  OppenheimerFunds  Services,  at P.O. Box 5270,
Denver,  Colorado  80217,  or by calling the Transfer  Agent at the  toll-free number shown on the back cover.

Contents
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                                      2

APPENDIX A

INVESTOR CERTIFICATION

     I hereby  certify  that I am:  (A) an  irrevocable  trust  that has a net worth*  in  excess  of $1.5  million  (the  "net  Worth  Requirement");  (B) a
revocable   trust  and  each   grantor  of  the  trust  meets  the  Net  Worth
Requirement;  (C) an employee benefit plan (a "Plan") that meets the Net Worth
Requirement;  (D) a  participant-directed  Plan  and  the  person  making  the investment meets the Net Worth  Requirement;  (E) a corporation,  partnership,
limited   liability   company  or  other  entity  that  meets  the  Net  Worth
Requirement that is not (i) a registered  investment  company,  (ii) an entity which is excluded  from the  definition  of  Investment  Company under Section
3(a) of the Investment  Company Act of 1940 based on Section  3(c)(1)  because it is a non-publicly  offered entity whose securities are  beneficially  owned by not more than 100 persons, or (iii) a business  development company; or (F)
an entity referred to in clause E(i), (ii) or (iii) above,  not formed for the specific  purpose of investing in the Fund and each equity owner meets the Net
Worth Requirement.  I am exempt from federal income tax.

          I  understand  that it may be a  violation  of state and federal law for me to provide  this  certification  if I know that it is not true.  I have read the  prospectus  of the Fund,  including the investor  qualification  and investor  suitability  provisions  contained  therein.  I  understand  that an investment  in the Fund involves a  considerable  amount of risk and that some or all of the investment  may be lost. I understand  that an investment in the
Fund is suitable  only for investors  who can bear the risks  associated  with the limited  liquidity of the  investment  and should be viewed as a long-term investment.

          I am aware of the Fund's limited provisions for  transferability and withdrawal and have carefully read and understand the  "Repurchases of Shares"
provisions in the prospectus.

          I certify  that I am a United  States  person  within the meaning of the Code and that my U.S.  taxpayer  identification  number and  address as it appears  in your  records,  is true  and  correct.  I  further  certify  under penalties  of  perjury  that I am NOT  subject to backup  withholding  because either (1) I am exempt from backup  withholding,  (2) I have not been notified by  the  Internal  Revenue  Service  ("IRS")  that  I  am  subject  to  backup withholding  as a result of a failure to report all interest or dividends,  or
(3)  the  IRS  has  notified  me  that  I  am  no  longer  subject  to  backup withholding.**

          If I am the fiduciary executing this Investor  Certificate on behalf of a Plan (the  "Fiduciary"),  I represent and warrant that I have  considered the  following  with  respect  to the Plan's  investment  in the Fund and have
determined  that,  in  review  of  such  considerations,   the  investment  is
consistent   with  the   Fiduciary's   responsibilities   under  the  Employee
Retirement  Income  Security  Act of  1974,  as  amended  ("ERISA"):  (i)  the fiduciary  investment  standards  under  ERISA in the  context  of the  Plan's particular  circumstances;  (ii) the  permissibility  of an  investment in the
Fund under the documents  governing the Plan and the Fiduciary;  and (iii) the risks  associated  with an  investment in the Fund and the fact that I will be unable  to  redeem  the  investment.  However,  the  Fund may  repurchase  the investment  at certain  times and under  certain  conditions  set forth in the prospectus.

          By signing below, I understand  that the Fund and its affiliates are relying on the  certification  and  agreements  made herein in  determining my qualification  and  suitability as an investor in the Fund. I understand  that an investment in the Fund is not appropriate  for, and may not be acquired by, any  person  who  cannot  make  this  certification,  and  agree to  indemnify
OppenheimerFunds,   Inc.  and  its  affiliates  and  hold  harmless  from  any liability  that you may incur as a result of this  certification  being untrue in any respect.

* As used herein,  "net worth" means the excess of total assets at fair market value,  over total  liabilities.  ** The  Investor  must cross out item (2) if it has  been  notified  by the IRS  that it is  currently  subject  to  backup withholding  because it has failed to report all interest and dividends on its tax return.

NOTE:  If  the  shareholders  of  a  joint  account  are  not  spouses,   both
shareholders must sign this certification.

By:  __________________            Print Name (and Title, if applicable):
--------------------

By:    __________________    Print   Name   (and   Title,    if   applicable):
--------------------

.............

OFI Tremont Core Diversified Hedge Fund
6803 South Tucson Way
Centennial, Colorado  80112

1.866.634.6220

Adviser

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York  10281-1008

Investment Manager

Tremont Partners, Inc.
555 Theodore Fremd Avenue
Corporate Center at Rye
Rye, New York 10580
1.914.925.1140

Distributor
OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street
New York, New York  10281-1008

Transfer Agent
OppenheimerFunds Services
6803 South Tucson Way
Centennial, CO  80112

Custodian Bank
Citibank, N.A.
399 Park Avenue
New York, NY  10043

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY  10036

Fund Counsel
Mayer, Brown, Rowe & Maw
1675 Broadway
New York, NY 10019

INFORMATION AND SERVICES
For More Information on OFI Tremont Core Diversified Hedge Fund
The following additional information about the Fund is available without charge upon request:

Statement  of  Additional  Information.   This  document  includes  additional
information about the Fund's investment  policies,  risks, and operations.  It is incorporated  by reference into this Prospectus  (which means it is legally part of this Prospectus).

Annual  and  Semi-Annual  Reports.  Additional  information  about the  Fund's investments  and  performance  is  available in the Fund's  Annual  Reports to shareholders.

How to Get More Information:
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports, the notice explaining the Fund's privacy policy and other information about the Fund or your account:
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By Telephone:
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Call OppenheimerFunds Services toll-free: 1.866.634.6220

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By Mail:
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Write to:
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OppenheimerFunds Services
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P.O. Box 5270
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Denver, Colorado 80217-5270
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On the Internet:
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You can send us a request by e-mail or read or  down-load  documents on the
OppenheimerFunds website:
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www.oppenheimerfunds.com
  Information   about  the  Fund   including   the   Statement  of  Additional
  Information  can be reviewed and copied at the SEC's Public  Reference  Room in Washington,  D.C.  Information  on the operation of the Public  Reference
  Room may be  obtained  by calling  the SEC at  1.202.942.8090.  Reports  and other  information about the Fund are available on the EDGAR database on the
  SEC's Internet website at  http://www.sec.gov.  Copies may be obtained after
                             ------------------
  payment of a  duplicating  fee by  electronic  request  at the SEC's  e-mail address:  publicinfo@sec.gov  or by  writing to the SEC's  Public  Reference
  Section, Washington, D.C. 20549-0102.
No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

                                                The   Fund's   shares   are
distributed by:
                                                     OppenheimerFunds
Distributor, Inc.

The Fund's SEC File No. is 811- 21110
PRO482.003.0704  Printed on recycled paper.

                     OFI Tremont Core Diversified Hedge Fund

                                  July 30, 2004

                             STATEMENT OF ADDITIONAL
                                   INFORMATION

                           Two World Financial Center
                            225 Liberty Street, 11th
                                      Floor
                               New York, New York
                                   10281-1008
                                 (212) 323-0200
                            toll-free (866) 634-6220

     This Statement of Additional Information ("SAI") is not a prospectus.  This
SAI  relates to and should be read in  conjunction  with the  prospectus  of OFI
Tremont Core Diversified Hedge Fund (the "Fund"), dated July 30, 2004. A copy of the prospectus  may be obtained by contacting the Fund at the telephone  numbers or address set forth above.

     This SAI is not an offer to sell these  securities and is not soliciting an offer to buy  these  securities  in any  state  where  the  offer or sale is not permitted.

     TABLE OF CONTENT                                                     PAGE

INVESTMENT POLICIES AND PRACTICES.........................................2
REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES................12
BOARD OF TRUSTEES .......16
INVESTMENT ADVISORY SERVICES.................25

CONFLICTS OF INTEREST....31
TAX ASPECTS..............28
ERISA CONSIDERATIONS.....36
BROKERAGE................37
VALUATION OF ASSETS......33
INDEPENDENT AUDITORS AND
LEGAL COUNSEL............40
CUSTODIAN................40
CONTROL PERSONS AND
PRINCIPAL HOLDERS OF
SECURITIESo..............41
SUMMARY OF DECLARATION OF
TRUST ...................36
FUND ADVERTISING AND SALES
MATERIAL.................43

FINANCIAL
STATEMENTS.............................................................................
38

APPENDIX A:  INDUSTRY
CLASSIFICATIONS............................................................A-1

     INVESTMENT  POLICIES AND PRACTICES The  investment  objective and principal investment  strategies of the Fund, as well as the  principal  risks  associated with the Fund's investment strategies, are set forth in the prospectus.  Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

     The Fund's stated  fundamental  policies,  which may only be changed by the affirmative vote of a majority of the outstanding  voting securities of the Fund
("shares"),  are listed below. Within the limits of these fundamental  policies, the  Fund's  management  has  reserved  freedom  of  action.  As  defined by the
Investment  Company Act of 1940, as amended (the "Investment  Company Act"), the vote of a "majority of the outstanding  voting securities of the Fund" means the vote, at an annual or special  meeting of security  holders duly called,  (a) of
67% or more of the voting securities present at such meeting,  if the holders of more than 50% of the  outstanding  voting  securities of the Fund are present or represented  by  proxy;  or (b) of  more  than  50%  of the  outstanding  voting securities of the Fund, whichever is less. The Fund may not:

o    Issue senior  securities,  except to the extent  permitted by Section 18 of the  Investment  Company Act or as otherwise  permitted  by the  Securities
     Exchange Commission (the "SEC").

o    Borrow  money,  except  to  the  extent  permitted  by  Section  18 of  the
     Investment Company Act or as otherwise permitted by the SEC.

o    Underwrite  securities of other issuers,  except insofar as the Fund may be deemed an  underwriter  under the  Securities  Act of 1933, as amended,  in connection with the disposition of its portfolio securities.

o    Make loans,  except through  purchasing  fixed-income  securities,  lending portfolio  securities,  or entering into  repurchase  agreements  except as permitted under the Investment Company Act.

o    Purchase,  hold or deal in real estate,  except that the Fund may invest in securities  that are secured by real estate,  or issued by  companies  that invest or deal in real estate or real estate investment trusts.

o    Invest in  commodities  or  commodity  contracts,  except that the Fund may
     purchase  and  sell  non-U.S.   currency,   options,  futures  and  forward
     contracts, including those related to indexes, and options on indexes.

o    Invest  25% or more of the  value of its  total  assets  in the  securities
     (other than U.S.  Government  securities) of issuers  engaged in any single industry;  provided,  however, that the Fund will invest 25% or more of the value of its total assets in  Portfolio  Funds that pursue  market  neutral investment  strategies  (except  temporarily  during  any period of adverse market conditions  affecting  Portfolio Funds that pursue such strategies), but  will  not  invest  25% or more of the  value of its  total  assets  in
     Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry.

     For purposes of the Fund's policy not to  concentrate  its  investments  as described above, the Fund has adopted the industry  classifications set forth in
Appendix  A  to  this  Statement  of  Additional  Information.  This  is  not  a
fundamental policy.

     Currently,  under the  Investment  Company Act, the maximum amount a mutual fund may borrow from banks is up to one-third of its total assets (including the amount  borrowed).  A fund may borrow up to 5% of its total assets for temporary purposes  from  any  person.  Under  the  Investment  Company  Act,  there  is a rebuttable  presumption  that a loan is temporary if it is repaid within 60 days and not extended or renewed.

     The Fund  cannot  issue  "senior  securities,"  but this does not  prohibit certain  investment  activities  for which assets of the Fund are  designated as segregated,  or margin,  collateral or escrow  arrangements are established,  to cover the related  obligations.  Examples of those activities  include borrowing
money,   reverse  repurchase   agreements,   delayed-delivery   and  when-issued
arrangements for portfolio securities transactions, and contracts to buy or sell derivates, hedging instruments, options or futures.

     With respect to these investment  restrictions and other policies described in this SAI or the  prospectus  (except the Fund's  policies on  borrowings  and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the  values of  investments  or the value of the  Fund's  total assets,  unless  otherwise  stated,  will not  constitute  a  violation  of such restriction or policy.  The Fund's  investment  policies and restrictions do not apply to the activities and  transactions  of the investment  funds in which the
Fund's assets are invested, but will apply to investments made by the Fund.

     The  Fund's  investment  objective  is  fundamental  and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the
Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

     As discussed in the prospectus,  the Fund will invest  primarily in private investment  funds  ("Portfolio  Funds")  that are managed by  alternative  asset managers  ("Portfolio  Managers")  that  employ  a  wide  range  of  specialized investment strategies that each individually offers the potential for attractive investment returns and which, when blended together within the Fund's portfolio, are  designed  to  produce  an  overall  investment  exposure  that  has  a  low correlation to the general  performance of equity,  debt and other markets.  The
Fund may also on  occasion  retain a  Portfolio  Manager to manage a  designated segment of the Fund's  assets (a  "Portfolio  Account") in  accordance  with the
Portfolio Manager's  investment program.  Additional  information  regarding the types of securities and financial  instruments in which  Portfolio  Managers may invest the assets of Portfolio Funds and Portfolio Accounts,  and certain of the investment  techniques  that may be used by  Portfolio  Managers,  is set  forth below.

EQUITY SECURITIES

     The investment  portfolios of Portfolio  Funds and Portfolio  Accounts will include  long and  short  positions  in  common  stocks,  preferred  stocks  and convertible  securities  of U.S.  and  foreign  issuers.  The  value  of  equity securities  depends on business,  economic  and other  factors  affecting  those issuers.  Equity securities fluctuate in value, often based on factors unrelated to the  value of the  issuer of the  securities,  and such  fluctuations  can be pronounced.

     Portfolio  Managers may  generally  invest  Portfolio  Funds and  Portfolio
Accounts in equity securities without restriction. These investments may include securities  issued by companies having  relatively small market  capitalization, including  "micro  cap"  companies.  The  prices of the  securities  of  smaller companies may be subject to more abrupt or erratic market movements than larger, more established  companies,  because these  securities  typically are traded in lower volume and the issuers  typically  are more subject to changes in earnings and  prospects.  These  securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

     Portfolio   Funds  and  Portfolio   Accounts  may  invest  in  fixed-income
securities. A Portfolio Manager will invest in these securities when their yield and potential for capital  appreciation are considered  sufficiently  attractive and also may invest in these  securities for defensive  purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by
U.S. and foreign  corporations and governments.  These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.
Fixed-income  securities  are subject to the risk of the  issuer's  inability to meet principal and interest payments on its obligations (i.e.,  credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e.,  market risk).  Certain portfolio securities,  such as those  with  interest  rates  that  fluctuate  directly  or indirectly  based on  multiples  of a stated  index,  are  designed to be highly sensitive  to changes in interest  rates and can subject the holders  thereof to significant reductions of yield and possible loss of principal.

     Portfolio Funds and Portfolio  Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds").
Investment grade debt securities are securities that have received a rating from at least one nationally  recognized  statistical rating  organization (a "Rating
Agency") in one of the four highest  rating  categories  or, if not rated by any
Rating Agency,  have been determined by a Portfolio  Manager to be of comparable quality.

     A Portfolio  Fund's or Portfolio  Account's  investments in  non-investment grade debt securities,  including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual  issuer  are more  likely to cause  price  volatility  and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

     Portfolio   Funds  and   Portfolio   Accounts  may  invest  in  equity  and
fixed-income securities of non-U.S.  issuers and in depositary receipts, such as
American  Depositary  Receipts  ("ADRs"),  that represent  indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Portfolio Funds and
Portfolio Accounts may invest may be listed on non-U.S.  securities exchanges or traded in  non-U.S.  over-the-counter  markets  or may be  purchased  in private placements and not be publicly  traded.  Investments in non-U.S.  securities are affected by risk factors  generally not thought to be present in the U.S.  These factors are listed in the prospectus under "Risk Factors--Non-U.S. Investments."

     As a  general  matter,  Portfolio  Funds  and  Portfolio  Accounts  are not required  to  hedge  against  non-U.S.  currency  risks,  including  the risk of changing  currency  exchange  rates,  which  could  reduce the value of non-U.S.
currency  denominated  portfolio  securities   irrespective  of  the  underlying
investment.  However,  from time to time, a Portfolio Fund or Portfolio  Account may enter into forward currency  exchange  contracts  ("forward  contracts") for hedging  purposes and non-hedging  purposes to pursue its investment  objective.
Forward  contracts are transactions  involving the Portfolio Fund's or Portfolio
Account's obligation to purchase or sell a specific currency at a future date at a  specified  price.  Forward  contracts  may be used by the  Portfolio  Fund or
Portfolio  Account for hedging  purposes to protect  against  uncertainty in the level of future non-U.S.  currency  exchange  rates,  such as when the Portfolio
Fund or Portfolio Account anticipates purchasing or selling a non-U.S. security.
This technique would allow the Portfolio Fund or Portfolio  Account to "lock in"
the U.S.  dollar price of the security.  Forward  contracts  also may be used to attempt to protect  the value of the  Portfolio  Fund's or  Portfolio  Account's existing  holdings  of non-U.S.  securities.  There may be,  however,  imperfect correlation  between  the  Portfolio  Fund's  or  Portfolio  Account's  non-U.S.
securities  holdings and the forward contracts entered into with respect to such holdings.  Forward contracts also may be used for non-hedging purposes to pursue the Fund's or a Portfolio Fund's investment objective,  such as when a Portfolio
Manager  anticipates  that  particular  non-U.S.  currencies  will appreciate or depreciate in value, even though  securities  denominated in such currencies are not then held in the Fund's or Portfolio Fund's investment portfolio.

     ADRs  involve  substantially  the  same  risks  as  investing  directly  in securities of non-U.S.  issuers, as discussed above. ADRs are receipts typically issued  by a U.S.  bank or  trust  company  that  show  evidence  of  underlying securities issued by a non-U.S.  corporation.  Issuers of unsponsored Depository
Receipts  are not  obligated  to  disclose  material  information  in the United
States, and therefore,  there may be less information  available  regarding such issuers.

MONEY MARKET INSTRUMENTS

     The Fund,  Portfolio Funds and Portfolio Accounts may invest during periods of adverse market or economic  conditions for defensive  purposes some or all of their  assets in high  quality  money market  instruments  and other  short-term obligations,  money market mutual funds or repurchase  agreements  with banks or broker-dealers  or may hold cash or cash  equivalents in such amounts as Tremont
Partners,  Inc.,  the Fund's  Investment  Manager,  or Portfolio  Managers  deem appropriate under the circumstances. The Fund or Portfolio Funds also may invest in  these  instruments  for  liquidity  purposes  pending  allocation  of  their respective offering proceeds and other  circumstances.  Money market instruments are high quality,  short-term  fixed-income  obligations,  which  generally have remaining  maturities  of one  year or less,  and may  include  U.S.  Government
Securities,  commercial paper,  certificates of deposit and bankers' acceptances issued by  domestic  branches  of United  States  banks that are  members of the
Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

     Repurchase agreements are agreements under which the Fund, a Portfolio Fund or Portfolio  Account  purchases  securities from a bank that is a member of the
Federal  Reserve  System,  a foreign bank or a securities  dealer that agrees to repurchase  the  securities  from the Company at a higher  price on a designated future date.  If the seller under a repurchase  agreement  becomes  insolvent or otherwise  fails to  repurchase  the  securities,  the Fund,  Portfolio  Fund or
Portfolio  Account  would  have the right to sell the  securities.  This  right, however,  may be  restricted,  or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency  proceedings  with respect to the seller of the securities  before the repurchase of the securities  under a repurchase  agreement is accomplished, the Fund,  Portfolio Fund or Portfolio Account might encounter a delay and incur costs, including a decline in the value of the securities,  before being able to sell the securities.  Repurchase  agreements that are subject to foreign law may not  enjoy  protections  comparable  to those  provided  to  certain  repurchase agreements  under U.S.  bankruptcy  law, and they therefore may involve  greater risks.  The Fund has adopted specific  policies  designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE
AGREEMENTS

     Reverse  repurchase  agreements involve the sale of a security to a bank or securities dealer and the simultaneous  agreement to repurchase the security for a fixed price,  reflecting a market rate of interest,  on a specific date. These transactions  involve  a risk  that  the  other  party to a  reverse  repurchase agreement will be unable or unwilling to complete the  transaction as scheduled, which may result in losses to a Portfolio  Fund or  Portfolio  Account.  Reverse repurchase  agreements  are a form of  leverage  which  also  may  increase  the volatility of a Portfolio Fund's or Portfolio Account's investment portfolio.

SPECIAL INVESTMENT
TECHNIQUES

     Portfolio  Funds  and  Portfolio  Accounts  may use a  variety  of  special investment  techniques as more fully discussed below to hedge a portion of their investment  portfolios  against  various risks or other  factors that  generally affect  the  values  of  securities.  They  may also use  these  techniques  for non-hedging purposes in pursuing their investment  objectives.  These techniques may involve the use of derivative  transactions.  The techniques Portfolio Funds and Portfolio  Accounts may employ may change over time as new  instruments  and techniques are introduced or as a result of regulatory developments.  Certain of the special investment techniques that Portfolio Funds or Portfolio Accounts may use are  speculative and involve a high degree of risk,  particularly  when used for non-hedging  purposes.  It is possible that any hedging  transaction may not perform as anticipated and that a Portfolio Fund or Portfolio Account may suffer losses as a result of its hedging activities.

     DERIVATIVES.   Portfolio  Funds  and  Portfolio   Accounts  may  engage  in
transactions   involving  options,   futures  and  other  derivative   financial
instruments.  Derivatives  can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole.  Derivatives permit Portfolio Funds and Portfolio Accounts to increase or decrease the level of risk,  or change the character of the risk, to which their  portfolios are exposed in much the same way as they can increase or decrease the level of risk,  or change the  character  of the risk,  of their portfolios by making investments in specific securities.

     Derivatives  may entail  investment  exposures  that are greater than their cost would suggest,  meaning that a small investment in derivatives could have a large potential impact on a Portfolio Fund's or Portfolio Account's performance.

     If a  Portfolio  Fund  or  Portfolio  Account  invests  in  derivatives  at inopportune times or judges market conditions incorrectly,  such investments may lower the Portfolio Fund's or Portfolio  Account's return or result in a loss. A
Portfolio  Fund  or  Portfolio  Account  also  could  experience  losses  if its derivatives  were  poorly  correlated  with  its  other  investments,  or if the
Portfolio  Fund or  Portfolio  Account  were unable to  liquidate  its  position because of an illiquid  secondary market. The market for many derivatives is, or suddenly can become,  illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

     OPTIONS AND FUTURES. The Portfolio Managers may utilize options and futures contracts.  Such  transactions may be effected on securities  exchanges,  in the over-the-counter  market, or negotiated directly with counterparties.  When such
transactions  are  purchased   over-the-counter   or  negotiated  directly  with
counterparties,  a Portfolio  Fund or Portfolio  Account bears the risk that the counterparty  will be unable or unwilling to perform its  obligations  under the option  contract.  Such  transactions may also be illiquid and, in such cases, a
Portfolio Manager may have difficulty closing out its position. Over-the-counter options purchased and sold by Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

     The  Portfolio  Managers  may  purchase  call and put  options on  specific securities,  on indices,  on  currencies  or on futures,  and may write and sell covered or uncovered call and put options for hedging  purposes and  non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated  exercise  price at any time prior to the expiration of the option.  Similarly, a call option gives the purchaser of the option the right to buy,  and  obligates  the writer to sell,  the  underlying  security at a stated
exercise price at any time prior to the expiration of the option. A covered call option is a call option  with  respect to which a  Portfolio  Fund or  Portfolio
Account  owns the  underlying  security.  The sale of such an  option  exposes a
Portfolio  Fund or Portfolio  Account  during the term of the option to possible loss  of  opportunity  to  realize  appreciation  in  the  market  price  of the underlying  security or to possible  continued  holding of a security that might otherwise have been sold to protect against  depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund's or  Portfolio  Account's  books.  The sale of such an option  exposes the seller during the term of the option to a decline in price of the  underlying  security while also  depriving  the seller of the  opportunity  to invest the  segregated assets.  Options sold by the Portfolio Funds need not be covered.  The Fund will segregate  liquid  assets  to  cover  positions  that  could  be  considered  to potentially  leverage  the Fund to the extent  required by  applicable  laws and regulations. A Portfolio Fund or Portfolio Account may close out a position when writing  options  by  purchasing  an option on the same  security  with the same exercise price and expiration date as the option that it has previously  written on the security.  The Portfolio Fund or Portfolio  Account will realize a profit or loss if the amount paid to  purchase  an option is less or more,  as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser  of an option,  a Portfolio  Manager  would  ordinarily  effect a similar  "closing sale  transaction,"  which  involves  liquidating  position by selling the option  previously  purchased,  although the Portfolio Manager could exercise the option should it deem it advantageous to do so.

     The use of  derivatives  that are subject to  regulation  by the  Commodity
Futures  Trading  Commission  (the  "CFTC")  by  Portfolio  Funds and  Portfolio
Accounts  could cause the Fund to be a commodity  pool,  which would require the
Fund to comply with  certain  rules of the CFTC.  However,  the Fund  intends to conduct its  operations to avoid  regulation as a commodity  pool. If applicable
CFTC rules change, more restrictive  conditions may be applied to the Fund's use of certain derivatives, which may lead to risks.

     Portfolio Funds and Portfolio  Accounts may enter into futures contracts in
U.S. domestic markets or on exchanges located outside the United States. Foreign markets  may  offer  advantages  such  as  trading  opportunities  or  arbitrage possibilities not available in the United States. Foreign markets,  however, may have greater risk potential  than domestic  markets.  For example,  some foreign exchanges are principal  markets so that no common clearing  facility exists and an investor  may look only to the broker for  performance  of the  contract.  In addition,  any profits that might be realized in trading  could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes.  Transactions on foreign  exchanges may include both  commodities which are traded on domestic  exchanges and those which are not.  Unlike trading on domestic commodity  exchanges,  trading on foreign commodity exchanges is not regulated by the CFTC.

     Engaging in these transactions involves risk of loss, which could adversely affect the value of the  Fund's net  assets.  No  assurance  can be given that a liquid market will exist for any particular  futures  contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract,  no trades may be made that day at a price beyond that limit or trading may be suspended for  specified  periods during the trading  day.  Futures  contract  prices  could move to the limit for several consecutive  trading days with little or no trading,  thereby preventing prompt  liquidation of futures positions and potentially  subjecting a Portfolio
Fund or Portfolio Account to substantial losses.

     Successful use of futures also is subject to a Portfolio  Manager's ability to correctly predict movements in the direction of the relevant market,  and, to the extent the  transaction is entered into for hedging  purposes,  to ascertain the appropriate  correlation  between the transaction being hedged and the price movements of the futures contract.

     Some or all of the  Portfolio  Managers  may  purchase and sell stock index futures  contracts  for a Portfolio  Fund or  Portfolio  Account.  A stock index future  obligates a  Portfolio  Fund or  Portfolio  Account to pay or receive an amount of cash equal to a fixed dollar amount  specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

     Some or all of the  Portfolio  Managers may purchase and sell interest rate futures  contracts for a Portfolio Fund or Portfolio  Account.  An interest rate future  obligates  represents  an  obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Some or all of the  Portfolio  Managers  may  purchase  and  sell  currency futures.  A currency  future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

     OPTIONS ON SECURITIES  INDEXES.  Some or all of the Portfolio  Managers may
purchase and sell for the Portfolio  Funds and  Portfolio  Accounts call and put options on stock indexes  listed on national  securities  exchanges or traded in the  over-the-counter  market for hedging  purposes and non-hedging  purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index.  Accordingly,  successful use by a  Portfolio  Manager  of  options  on stock  indexes  will be subject to the
Portfolio  Manager's ability to predict correctly  movements in the direction of the stock market generally or of a particular  industry or market segment.  This requires different skills and techniques than predicting changes in the price of individual stocks.

     WARRANTS AND RIGHTS.  Warrants are derivative  instruments that permit, but do not obligate,  the holder to subscribe for other  securities or  commodities.
Rights are similar to  warrants,  but normally  have a shorter  duration and are offered or distributed to shareholders of a company.  Warrants and rights do not carry with them the right to  dividends  or voting  rights  with  respect to the securities  that they entitle the holder to purchase,  and they do not represent any rights in the assets of the issuer. As a result,  warrants and rights may be considered more speculative than certain other types of equity-like  securities.
In addition,  the values of warrants and rights do not  necessarily  change with the values of the  underlying  securities or commodities  and these  instruments cease to have value if they are not exercised prior to their expiration dates.

     SWAP  AGREEMENTS.  The Portfolio  Managers may enter into equity,  interest rate,  index and currency rate swap  agreements on behalf of Portfolio Funds and
Portfolio Accounts.  These transactions are entered into in an attempt to obtain a particular  return when it is  considered  desirable  to do so,  possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return.  Swap agreements are two-party  contracts entered into primarily by  institutional  investors for periods ranging from a few weeks to more than a year. In a standard swap transaction,  two parties agree to exchange the returns
(or  differentials  in  rates  of  return)  earned  or  realized  on  particular predetermined investments or instruments,  which may be adjusted for an interest factor.  The gross returns to be exchanged or "swapped"  between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase  in  value of a  particular  dollar  amount  invested  at a  particular interest rate, in a particular foreign currency,  or in a "basket" of securities representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the  other to the  extent  interest  rates  exceed a  specified  rate or  "cap";
interest rate floors,  under which, in return for a premium, one party agrees to make payments to the other to the extent  interest  rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

     Most swap agreements  entered into by a Portfolio Fund or Portfolio Account would  require  the  calculation  of  the  obligations  of  the  parties  to the agreements  on a "net  basis."  Consequently,  a Portfolio  Fund's or  Portfolio
Account's current  obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the
"net  amount").  The risk of loss with  respect  to swaps is  limited to the net amount of interest payments that a party is contractually  obligated to make. If the other party to a swap defaults,  a Portfolio  Fund's or Portfolio  Account's risk of loss  consists of the net amount of payments  that it  contractually  is entitled to receive.

     To achieve  investment  returns equivalent to those achieved by a Portfolio
Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment  minimum or its  unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating  interest rate, such as LIBOR, and to receive the total return of the reference  investment vehicle over a stated time period.  The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances.  The Federal income tax treatment of swap  agreements and other  derivatives  used in the above manner is unclear.
The Fund does not  currently  intend to use swaps or other  derivatives  in this manner.

LENDING PORTFOLIO SECURITIES

     A  Portfolio  Fund or  Portfolio  Account  may  lend  securities  from  its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete  certain  transactions.  The Portfolio  Fund or Portfolio
Account  continues to be entitled to payments in amounts  equal to the interest, dividends or other distributions  payable on the loaned securities which affords the Portfolio  Fund or Portfolio  Account an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Portfolio Fund or
Portfolio  Account  generally will receive  collateral  consisting of cash, U.S.
Government  Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current  market value of the loaned securities.  The Portfolio Fund or Portfolio Account might experience risk of loss if the  institution  with which it has engaged in a portfolio  loan transaction breaches its agreement with the Portfolio Fund or Portfolio Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

     To reduce the risk of changes in securities  prices and interest  rates,  a
Portfolio  Fund or  Portfolio  Account  may  purchase  securities  on a  forward commitment,  when-issued  or delayed  delivery  basis,  which means delivery and payment  take  place a  number  of days  after  the  date of the  commitment  to purchase.  The payment  obligation and the interest rate receivable with respect to such purchases are fixed when the Portfolio Fund or Portfolio  Account enters into the commitment,  but the Portfolio Fund or Portfolio  Account does not make payment until it receives delivery from the counterparty. After a Portfolio Fund or Portfolio  Account commits to purchase such  securities,  but before delivery and settlement, it may sell the securities if it is deemed advisable.

     Securities  purchased on a forward  commitment  or  when-issued  or delayed delivery basis are subject to changes in value,  generally  changing in the same way,  i.e.,  appreciating  when  interest  rates decline and  depreciating  when interest rates rise, based upon the public's perception of the  creditworthiness of the issuer and changes, real or anticipated,  in the level of interest rates.
Securities  so purchased  may expose a Portfolio  Fund or  Portfolio  Account to risks  because  they may  experience  such  fluctuations  prior to their  actual delivery.  Purchasing  securities on a when-issued or delayed delivery basis can involve  the  additional  risk that the yield  available  in the market when the delivery  takes  place  actually  may  be  higher  than  that  obtained  in  the transaction itself.  Purchasing securities on a forward commitment,  when-issued or delayed delivery basis when a Portfolio Fund or Portfolio Account is fully or almost  fully  invested  results in a form of leverage and may result in greater potential  fluctuation  in the value of the net  assets of a  Portfolio  Fund or
Portfolio Account. In addition,  there is a risk that securities  purchased on a when-issued  or  delayed  delivery  basis  may not be  delivered  and  that  the purchaser  of  securities  sold by a Portfolio  Fund or  Portfolio  Account on a forward  basis  will not honor  its  purchase  obligation.  In such  cases,  the
Portfolio Fund or Portfolio Account may incur a loss.

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES REPURCHASE OFFERS

     As discussed in the prospectus, offers to repurchase shares will be made by the Fund at such  times and on such terms as may be  determined  by the Board of
Trustees of the Fund (the "Board"),  in its sole  discretion in accordance  with the  provisions  of  applicable  law.  In  determining  whether  the Fund should repurchase shares from shareholders  pursuant to written tenders, the Board will consider the  recommendation  of  OppenheimerFunds,  Inc., the Fund's investment adviser (the "Adviser"). The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

     The Board  will cause the Fund to make  offers to  repurchase  shares  from shareholders  pursuant to written tenders only on terms it determines to be fair to the Fund and to all  shareholders.  When the Board  determines  that the Fund will repurchase shares,  notice will be provided to each shareholder  describing the terms thereof,  and containing  information  shareholders should consider in deciding  whether  and  how  to  participate  in  such  repurchase  opportunity.
Shareholders  who are deciding whether to tender shares during the period that a repurchase  offer is open may  ascertain an  estimated  net asset value of their
shares  from  the  Adviser  during  such  period.   If  a  repurchase  offer  is
oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder.

     As  discussed  in the  prospectus,  the Fund will issue notes to  tendering shareholders in connection with the repurchase of shares. Upon its acceptance of tendered  shares for  repurchase,  the Fund will  maintain  daily on its books a segregated  account  consisting  of (i) cash,  (ii) liquid  securities  or (iii)
interests in Portfolio  Funds that the Fund has  requested be withdrawn  (or any combination  of the  foregoing),  in an amount equal to the aggregate  estimated unpaid  dollar  amount of the notes  issued by the Fund in  connection  with the repurchase offer.

     Payment for repurchased shares may require the Fund to liquidate  portfolio holdings  earlier than the Investment  Manager would  otherwise  liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover.  The  Investment  Manager  intends to take  measures  (subject to such policies as may be  established by the Board of Trustees) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of shares.

MANDATORY  REDEMPTIONS  As noted in the  prospectus,  the Fund has the  right to redeem shares under certain  circumstances.  Such mandatory  redemptions  may be made if:

shares have been transferred or shares have vested in any person by operation of law as the result of the death, dissolution,  bankruptcy or incompetency of a shareholder;

ownership of shares  will cause the Fund to be in  violation  of, or subject the
     Fund to  additional  registration  or  regulation  under,  the  securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

continued  ownership  of such shares may be harmful or injurious to the business or  reputation  of the Fund or the Adviser,  or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences;

any  of the  representations  and warranties made by a shareholder in connection with the  acquisition  of shares was not true when made or has ceased to be true; or

it   would be in the best  interests  of the Fund to redeem  shares  or  portion thereof.

TRANSFERS OF SHARES

     No  shareholder  will be  permitted  to transfer  shares of the Fund unless after such  transfer  the value of the  shares  remaining  is at least  equal to
Fund's minimum investment requirement.

     BOARD OF TRUSTEES  The Fund is governed  by a Board of  Trustees,  which is responsible  for protecting the interests of  shareholders  under  Massachusetts law. The Trustees meet  periodically  throughout  the year to oversee the Fund's activities,  review its  performance,  and review the actions of the Adviser and the Investment Manager. Although the Fund will not normally hold annual meetings of its  shareholders,  it may hold  shareholder  meetings  from  time to time on important matters, and shareholders have the right to call a meeting to remove a
Trustee or to take other action described in the Fund's Declaration of Trust.

     The Trustees have appointed an Audit Committee,  comprised of Messrs. Wold,
Wikler and Abdow,  all of whom are independent  Trustees.  The Board of Trustees does not have a standing nominating or compensation committee.

     The Audit Committee furnishes the Board with recommendations  regarding the selection of the  independent  auditor.  Other  functions of the Audit Committee include:  (i)  reviewing  the scope and  results  of audits  and the audit  fees charged;  (ii) reviewing reports from the Fund's  independent  auditor regarding the adequacy of the Fund's  internal  accounting  procedures  and controls;  and
(iii)  establishing  a  separate  line  of  communication   between  the  Fund's
independent auditors and its Non-Affiliated Trustees.

     Based on the Audit Committee's recommendation, the Board of Trustees of the
Fund,  including a majority of the  Non-Affiliated  Trustees,  selected  Ernst &
Young LLP ("Ernst & Young") as  auditors of the Fund.  Ernst & Young also serves as auditors for certain other funds for which the Adviser or Investment  Manager acts as investment adviser or subadviser.

Trustees  and Officers of the Fund.  The Fund's  Trustees and officers and their positions held with the Fund and length of service in such position(s) and their principal  occupations and business  affiliations during the past five years are listed  below.  Each of the  Trustees  except  Mr.  Murphy and Mr.  Walcott  are independent trustees, as defined in the Investment Company Act. Mr. Murphy is an
"interested trustee," because he is affiliated with the Adviser by virtue of his positions as an officer and director of the Adviser and Investment Manager,  and as a shareholder of its parent company.  Mr. Walcott is an "interested  trustee"
by virtue of his former  position  as an  officer  of the parent  company of the
Adviser.  Mr. Murphy was elected as a Trustee of the Fund with the understanding that in the event his  affiliation  with the Adviser and  Investment  Manager is terminated, he will resign as a trustee of the Fund and the other Board IV Funds for which he is a trustee or director.  All information is as of March 31, 2004.
All of the Trustees are Trustees or Managers of the following  Oppenheimer funds
(referred to as "Board IV Funds"):

                                OFI Tremont Core
                             Diversified Hedge Fund

                     OFI Tremont Market Neutral Hedge Fund
                 Oppenheimer International Large-Cap Core Fund
                      Oppenheimer International Value Fund
               Oppenheimer Limited Term California Municipal Fund
                          Oppenheimer Real Estate Fund
                         Oppenheimer Select Value Fund
                       Oppenheimer Total Return Bond Fund
                  Oppenheimer Tremont Market Neutral Fund, LLC
                   Oppenheimer Tremont Opportunity Fund, LLC

      Messrs.  Murphy,  Wixted and Zack and Ms. Ives,  who are officers of the
Fund,  respectively  hold the same offices with the other  Oppenheimer  funds.
Ms. Lee is also an officer of the Fund.  As of the date of this  Statement  of
Additional  Information,  the Trustees and the officers of the Fund as a group owned  less  than 1% of the  outstanding  shares of the  Fund.  The  foregoing statement  does not reflect  ownership of shares of the Fund held of record by an  employee  benefit  plan for  employees  of the  Adviser or the  Investment
Manager,  other  than the  shares  beneficially  owned  under  the plan by the officers of the Fund listed above. In addition,  each Independent Trustee, and
his  family  members,   do  not  own  securities  of  either  the  Adviser  or
OppenheimerFunds  Distributor,  Inc.,  the  distributor  of the Board IV funds
(the  "Distributor"),  or  any  person  directly  or  indirectly  controlling, controlled by or under common control with the Adviser or Distributor.

The address of each Trustee and Interested Trustee in the charts below is
6803 S. Tucson Way, Centennial, CO 80112-3924. Each Trustee serves for an indefinite term, until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Independent Trustees
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the
Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Ronald J. Abdow,     Chairman (since 1959) of Abdow            None      Over
Trustee since 2003   Corporation (operator of restaurants);              $100,000
Age:  72             Trustee of the following real estate

                     businesses (owners and operators of

                     restaurants): G&R Realty Co. (since
                     1978), G&R Trust Co. (since 1973), Abdow
                     Partnership (since 1975), Auburn
                     Associates (since 1983); Hazard
                     Associates (since 1985); Trustee of MML
                     Series Investment Fund (since 1993) and
                     of MassMutual Institutional Funds (MMIF)
                     (since 1994) (open-end investment
                     companies); Trustee (since 1987) of Bay
                     State Health System (health services);
                     Chairman (since 1996) of Western Mass
                     Development Corp. (non-profit land
                     development); Chairman (since 1991) of
                     American International College
                     (non-profit college). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Joseph M. Wikler,    Self-employed as an investment            None      $10,001-$50,000
Trustee since 2003   consultant; a director (since 1996) of
Age:  63             Lakes Environmental Association, and
                     Medintec (since 1992) and Cathco (since
                     1995) (medical device companies); a
                     member of the investment committee of
                     the Associated Jewish Charities of
                     Baltimore (since 1994); formerly a
                     director of Fortis/Hartford mutual funds
                     (1994 - December 2001). Oversees 10
                     portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Peter I. Wold,       President of Wold Properties, Inc. (an    None      Over
Trustee since 2003   oil and gas exploration and production              $100,000
Age:  56             company); Vice President, Secretary and

                     Treasurer of Wold Trona Company, Inc.
                     (soda ash processing and production);
                     Vice President of Wold Talc Company,

                     Inc. (talc mining); Managing Member,
                     Hole-in-the-Wall Ranch (cattle
                     ranching); formerly Director and
                     Chairman of the Board, Denver Branch of
                     the Federal Reserve Bank of Kansas City
                     (1993 - 1999) and Director of
                     PacifiCorp. (1995 - 1999), an electric
                     utility. Oversees 10 portfolios in the
                     OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                 Interested Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the
Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Eustis Walcott,      Principal with Ardsley Associates (since  None      $10,001-$50,000
Trustee since 2003   2000) (consulting firm); Director (since
Age:  66             October 2000) of Cornerstone Real Estate
                     Advisors (real estate equity investment
                     management services) and MML Investors
                     Services (individual retirement,
                     insurance, investment, and life event
                     planning products and services company)
                     (both affiliates of the Manager; Trustee
                     of OFI Trust Company (since 2001) (also
                     an affiliate of the Adviser). Formerly
                     Trustee of the American International
                     College (1995 - December 2003); Senior
                     Vice President, MassMutual Financial
                     Group (May 1990 - July 2000). Oversees
                     10 portfolios in the OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------

      The address of Mr. Murphy in the chart below is Two World Financial
Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008. Mr. Murphy
serves for an indefinite term, until his resignation, death or removal.

-------------------------------------------------------------------------------------
                           Interested Trustee and Officer
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  any of the

Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service;   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2003

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,      Chairman, Chief Executive Officer and     None      Over
President, Trustee   director (since June 2001) and President            $100,000
and Chairman of the  (since September 2000) of
Board of Trustees;   OppenheimerFunds, Inc.; President and a
Trustee since 2003   director or trustee of other Oppenheimer
Age: 54              funds; President and a director (since

                     July 2001) of Oppenheimer Acquisition

                     Corp. (OppenheimerFunds, Inc.'s parent

                     holding company) and of Oppenheimer

                     Partnership Holdings, Inc. (a holding
                     company subsidiary of OppenheimerFunds,
                     Inc.); a director (since November 2001)
                     of OppenheimerFunds Distributor, Inc. (a
                     subsidiary of OppenheimerFunds, Inc.);
                     Chairman and a director (since July
                     2001) of Shareholder Services, Inc. and
                     of Shareholder Financial Services, Inc.
                     (transfer agent subsidiaries of
                     OppenheimerFunds, Inc.); President and a
                     director (since July 2001) of
                     OppenheimerFunds Legacy Program (a
                     charitable trust program established by
                     OppenheimerFunds, Inc.); a director of
                     the following investment advisory
                     subsidiaries of OppenheimerFunds, Inc.:
                     the Adviser, Centennial Asset Management
                     Corporation, Trinity Investment
                     Management Corporation and Tremont
                     Capital Management, Inc. (since November
                     2001), HarbourView Asset Management
                     Corporation and OFI Private Investments,
                     Inc. (since July 2001); President (since
                     November 1, 2001) and a director (since
                     July 2001) of Oppenheimer Real Asset
                     Management, Inc.; Executive Vice
                     President (since February 1997) of
                     Massachusetts Mutual Life Insurance
                     Company (OppenheimerFunds, Inc.'s parent
                     company); a director (since June 1995)
                     of DLB Acquisition Corporation (a
                     holding company that owns the shares of
                     David L. Babson & Company, Inc.); a
                     member of the Investment Company
                     Institute's Board of Governors (elected
                     to serve from October 3, 2003 through
                     September 30, 2006). Formerly, Chief
                     Operating Officer (September 2000-June
                     2001) of OppenheimerFunds, Inc.;
                     President and trustee (November
                     1999-November 2001) of MML Series
                     Investment Fund and MassMutual
                     Institutional Funds (open-end investment
                     companies); a director (September
                     1999-August 2000) of C.M. Life Insurance
                     Company; President, Chief Executive
                     Officer and director (September
                     1999-August 2000) of MML Bay State Life
                     Insurance Company; a director (June
                     1989-June 1998) of Emerald Isle Bancorp
                     and Hibernia Savings Bank (a
                     wholly-owned subsidiary of Emerald Isle
                     Bancorp). Oversees 73 portfolios as
                     Trustee/Director and 10 portfolios as
                     Officer in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------

      The address of the  Officers  in the chart  below is as  follows:  for Messrs.
Zack and Pisapia and Ms. Lee, Two World Financial Center,  225 Liberty Street,  11th
Floor, New York, NY 10281-1008,  for Messrs.  Petersen and Wixted and Ms. Ives, 6803
S. Tucson Way,  Centennial,  CO  80112-3924.  Each Officer serves for an annual term or until his or her earlier resignation, death or removal.

-------------------------------------------------------------------------------------

                                Officers of the Fund

-------------------------------------------------------------------------------------
--------------------------------------------------------------------------

Name;                        Principal occupation(s) during past 5 years
Position;
Commencement of Service;
Age

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Brian W. Wixted,             Senior Vice President and Treasurer (since
Treasurer since 2002         March 1999) of OppenheimerFunds, Inc.;
Age:  44                     Treasurer of HarbourView Asset Management
                             Corporation, Shareholder Financial
                             Services, Inc., Shareholder Services, Inc.,
                             Oppenheimer Real Asset Management
                             Corporation, and Oppenheimer Partnership
                             Holdings, Inc. (since March 1999), of OFI
                             Private Investments, Inc. (since March
                             2000), of OppenheimerFunds International
                             Ltd. and OppenheimerFunds plc (since May
                             2000), of the Adviser (since November
                             2000), and of OppenheimerFunds Legacy
                             Program (a Colorado non-profit corporation)
                             (since June 2003); Treasurer and Chief
                             Financial Officer (since May 2000) of OFI
                             Trust Company (a trust company subsidiary
                             of OppenheimerFunds, Inc.); Assistant
                             Treasurer (since March 1999) of Oppenheimer
                             Acquisition Corp. Formerly Assistant
                             Treasurer of Centennial Asset Management
                             Corporation (March 1999-October 2003) and
                             OppenheimerFunds Legacy Program (April
                             2000-June 2003); Principal and Chief
                             Operating Officer (March 1995-March 1999)
                             at Bankers Trust Company-Mutual Fund
                             Services Division. An officer of 83
                             portfolios in the OppenheimerFunds complex.

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Brian Petersen,              Assistant Vice President of the Manager
Assistant Treasurer since    since August 2002; formerly
2004                         Manager/Financial Product Accounting
Age: 33                      (November 1998-July 2002) of the Manager.
                             An officer of 83 portfolios in the
                             OppenheimerFunds complex.

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Robert G. Zack               Executive Vice President (since January
Secretary since 2002         2004) and General Counsel (since February
Age: 55                      2002) of OppenheimerFunds, Inc.; Senior
                             Vice President and General Counsel (since
                             November 2001) of the Adviser; General
                             Counsel and a director (since November
                             2001) of the Distributor; General Counsel
                             (since November 2001) of Centennial Asset
                             Management Corporation; Senior Vice
                             President and General Counsel (since
                             November 2001) of HarbourView Asset
                             Management Corporation; Secretary and
                             General Counsel (since November 2001) of
                             Oppenheimer Acquisition Corp.; Assistant
                             Secretary and a director (since October
                             1997) of OppenheimerFunds International
                             Ltd. and OppenheimerFunds plc; Vice
                             President and a director (since November
                             2001) of Oppenheimer Partnership Holdings,
                             Inc.; a director (since November 2001) of
                             Oppenheimer Real Asset Management, Inc.;
                             Senior Vice President, General Counsel and
                             a director (since November 2001) of
                             Shareholder Financial Services, Inc.,
                             Shareholder Services, Inc., OFI Private
                             Investments, Inc. and OFI Trust Company;
                             Vice President (since November 2001) of
                             OppenheimerFunds Legacy Program; a director
                             (since June 2003) of OppenheimerFunds
                             (Asia) Limited. Formerly Senior Vice
                             President (May 1985-December 2003), Acting
                             General Counsel (November 2001-February
                             2002) and Associate General Counsel (May
                             1981-October 2001) of OppenheimerFunds,
                             Inc.; Assistant Secretary of Shareholder
                             Services, Inc. (May 1985-November 2001),
                             Shareholder Financial Services, Inc.
                             (November 1989-November 2001); and
                             OppenheimerFunds International Ltd.
                             (October 1997-November 2001). An officer of
                             83 portfolios in the OppenheimerFunds
                             complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Kathleen T. Ives             Vice President (since June 1998) and Senior
Assistant   Secretary  since Counsel and Assistant Secretary (since
2002                         October 2003) of OppenheimerFunds, Inc.;
Age: 38                      Vice President (since 1999) and Assistant
                             Secretary (since October 2003) of the
                             Distributor; Assistant Secretary (since
                             October 2003) of Centennial Asset
                             Management Corporation; Vice President and
                             Assistant Secretary (since 1999) of
                             Shareholder Services, Inc.; Assistant
                             Secretary (since December 2001) of
                             OppenheimerFunds Legacy Program and of
                             Shareholder Financial Services, Inc.
                             Formerly an Assistant Counsel (August
                             1994-October 2003) and Assistant Vice
                             President of OppenheimerFunds, Inc. (August
                             1997-June 1998). An officer of 83
                             portfolios in the OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Dina C. Lee                  Assistant Vice President and Assistant
Assistant   Secretary  since Counsel of OppenheimerFunds, Inc. (since
2002                         December 2000); formerly an attorney and
Age: 34                      Assistant Secretary of Van Eck Global
                             (until December 2000). An officer of 48
                             portfolios in the OppenheimerFunds complex.

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Peter E. Pisapia,            Assistant Vice President and Assistant
Assistant Secretary since    Counsel of the Manager since December 2002.
2004                         Formerly, Associate Counsel at AIG
Age:  31                     SunAmerica Asset Management Corp. (October
                             1997-December 2002). An officer of 48
                             portfolios in the OppenheimerFunds complex.

--------------------------------------------------------------------------

      |X|  Remuneration  of Trustees.  The officers of the Fund and Mr. Murphy
(who is an  officer  and  Trustee  of the  Fund) who are  affiliated  with the
Adviser receive no salary or fee from the Fund. The remaining  Trustees of the
Fund received the  compensation  shown below from the Fund with respect to the
Fund's fiscal year ended March 31, 2004.  The Total  Compensation  from all 10 of the Board IV Funds  (including the Fund) represents  compensation  received for  serving as a trustee  and member of a committee  (if  applicable)  of the boards of those funds during the fiscal year ended March 31, 2004.

--------------------------------------------------------------------------

Trustee Name and Other Fund          Aggregate        Total Compensation
                                                      From Fund and Fund
                                 Compensation from     Complex Paid to
Position(s) (as applicable)            Fund1         Trustees (9 funds)*

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Ronald J. Abdow                        $2,348              $67,5002
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Eustis Walcott                         $2,132              $18,000
Trustee

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Joseph M. Wikler                       $2,349              $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------
--------------------------------------------------------------------------

Peter I. Wold                          $2,352              $19,500
Trustee, Audit Committee Member

--------------------------------------------------------------------------

1.    Aggregate   Compensation  from  the  Fund  includes  fees  and  deferred compensation, if any, for a Trustee.
2.    Includes  $48,000  compensation  paid  to Mr.  Abdow  for  serving  as a trustee for two open-end  investment  companies  (MassMutual  Institutional
   Funds and MML Series  Investment Fund) the investment  advisor for which is the indirect parent company of the Fund's Manager.  The Manager also serves as the  Sub-Advisor to the MassMutual  International  Equity Fund, a series of MassMutual Institutional Funds.

* For purposes of this section only,  "Fund  Complex"  includes the  Oppenheimer funds,  MassMutual  Institutional  Funds  and  MML  Series  Investment  Fund  in
accordance  with SEC  regulations.  The  Manager  does not  consider  MassMutual
Institutional   Funds  and  MML  Series  Investment  Fund  to  be  part  of  the
OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.

The Trustees who are not employees of the Adviser, including its affiliates, are each paid an annual  retainer of $16,000 and per meeting fees of $500. The other
Trustees  receive  no annual  or other  fees from the  Fund.  All  Trustees  are reimbursed by the Fund for their reasonable travel and  out-of-pocket  expenses.
The Trustees do not receive any pension or  retirement  benefits  from the Fund.
The  officers of the Fund do not receive any  additional  compensation  from the
Fund.

     The  Trustees  serve on the  Board  for  terms of  indefinite  duration.  A
Trustee's  position in that capacity  will  terminate if the Trustee is removed, resigns or is subject to various disabling events such as death or incapacity. A
Trustee may resign upon 90 days' prior written notice to the other Trustees, and may be removed  either by vote of  two-thirds of the Trustees not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. The Trustees will render  assistance to shareholders on the question of the removal of Trustees in the manner required by Section 16(c) of the Investment Company Act. In the event of any vacancy in the position of a Trustee,  the remaining Trustees may appoint an  individual  to  serve  as a  Trustee,  so long  as  immediately  after  such appointment  at least  two-thirds  of the Trustees  then serving would have been elected by the shareholders.  The Trustees may call a meeting of shareholders to fill any  vacancy in the  position  of a Trustee,  and must do so within 60 days after any date on which Trustees who were elected by the  shareholders  cease to constitute a majority of the Trustees  then  serving.  If no Trustee  remains to manage the  business  of the Fund,  the Adviser may manage and control the Fund, but must  convene a meeting of  shareholders  within 60 days for the  purpose of either electing new Trustees or dissolving the Fund.

INVESTMENT ADVISORY SERVICES THE INVESTMENT ADVISER

     OppenheimerFunds,  Inc.  (the  "Adviser")  commenced  serving as the Fund's investment adviser on June 2, 2004,  subject to the ultimate  supervision of and subject  to any  policies  established  by the Board.  Prior to that  time,  OFI
Institutional Asset Management,  Inc., a wholly-owned  subsidiary of the Adviser
("OFI   Institutional"),   served  as  investment  adviser.  The  Adviser  is  a
wholly-owned subsidiary of Oppenheimer Acquisition Corporation, which in turn is a  wholly-owned  subsidiary  of  Massachusetts  Mutual  Life  Insurance  Company
("MassMutual").

     With respect to the original  investment  adviser of the Fund,  pursuant to the terms of an investment  advisory agreement entered into between the Fund and
OFI Institutional  dated as of January 2, 2003 (the "Advisory  Agreement"),  OFI
Institutional  was responsible for developing,  implementing and supervising the
Fund's  investment  program  and in  connection  therewith  regularly  providing
investment  advice  and   recommendations  to  the  Fund  with  respect  to  its
investments,  investment  policies and purchases and sales of securities for the
Fund and arranging for the purchase and sale of such securities.

     OFI Institutional was authorized,  subject to the approval of the Board and
Trustees,  to  retain  one  of  its  affiliates  to  provide  any  or all of the investment  advisory  services  required to be provided to the Fund or to assist
OFI Institutional in providing these services.

     As compensation for services  required to be provided by OFI  Institutional under the Advisory Agreement, the Fund paid OFI Institutional a monthly fee (the
"Management  Fee") computed at the annual rate of 1.5% of the aggregate value of outstanding  shares  determined  as of the last  day of the  month  (before  any repurchases of shares, as defined below).

     The Advisory  Agreement was approved by the Board  (including a majority of the Independent Trustees),  at a meeting held in person on October 21, 2002, and was  approved  on  December  16, 2002 by  OppenheimerFunds,  Inc.,  of which OFI
Institutional is a wholly-owned subsidiary,  as the then sole shareholder of the
Fund on behalf of OFI Institutional. The Independent Trustees were provided with data as to the  qualifications  of the  Investment  Adviser's  personnel and the quality and extent of the services rendered to investment  companies.  The Board particularly considered: (1) the investment record of OFI Institutional, and its immediate parent, OppenheimerFunds, Inc., in managing other investment companies for  which  they  act as  investment  adviser,  and (2)  data  as to  investment performance,  advisory fees and expense ratios of other investment companies not advised by the Investment Adviser or  OppenheimerFunds,  Inc. but believed to be in the same overall  investment  and size category as the Fund. In arriving at a decision,  the Board did not  single  out any one  factor or group of factors as being more important than other  factors,  but considered all factors  together.
The Board judged the terms and conditions of the Advisory  Agreement,  including the investment  advisory fee, in light of all of the surrounding  circumstances, and found  the  Advisory  Agreement  to be fair and  reasonable  and in the best interests of the Fund.

     The  Advisory  Agreement  has an initial term of two years from the date of its  execution,  and may be continued in effect from year to year  thereafter if such  continuance is approved  annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the  Independent  Trustees by vote cast in person at a meeting  called for the purpose of voting on such  approval.
The Advisory Agreement is terminable without penalty,  on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by OFI Institutional.  The Advisory Agreement also provides that it will terminate  automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

     The Advisory Agreement provides that in the absence of willful misfeasance, bad  faith,  gross  negligence  in the  performance  of its  duties or  reckless disregard  of its  obligations  and duties  under the  Advisory  Agreement,  OFI
Institutional  is not liable for any loss the Fund sustains for any  investment, adoption of any  investment  policy,  or the purchase,  sale or retention of any security.  In addition, it provides that OFI Institutional may act as investment adviser for any other person, firm or corporation and use the name "Oppenheimer"
in connection with other investment companies for which it may act as investment adviser  or general  distributor.  If OFI  Institutional  shall no longer act as investment  adviser of the Fund, OFI Institutional may withdraw the right of the
Fund to use the name "Oppenheimer" as part of its name.

     Effective June 2, 2004, the Adviser,  the parent of OFI Institutional,  has taken  over the  investment  advisory  activities  of the Fund.  The  Board,  in approving  the  Adviser  as the  investment  adviser  of  the  Fund,  took  into consideration the following:

o    The nature,  cost, and quality of the services provided to the Fund and its shareholders;
o    The profitability of the Fund to the Manager;
o    The  investment  performance  of the Fund in comparison  to regular  market indices;
o    Economies of scale that may be available to the Fund from the Manager;
o    Fees paid by other mutual funds for similar services;
o    The value and quality of any other  benefits  or  services  received by the
     Fund from its relationship with the Manager, and
o    The direct and indirect benefits the Manager received from its relationship with the Fund. These included  services provided by the Distributor and the
     Transfer  Agent,  and  brokerage and soft dollar  arrangements  permissible under Section 28(e) of the Securities Exchange Act.

     The  Management  Fee remains  the same,  except that the Fund shall pay the
Management Fee to the Adviser, rather than to its predecessor.

     The Adviser or its designee maintains the Fund's accounts,  books and other documents  required  to be  maintained  under  the  Investment  Company  Act  at
OppenheimerFunds,  Inc., Two World Financial  Center,  225 Liberty  Street,  New
York, NY 10281-1008.

|X| Portfolio Proxy Voting.  The Adviser has delegated to the Investment Manager responsibility  for voting proxies relating to securities owned by the Fund. The
Fund invests primarily in private investment partnerships and similar investment vehicles,  which are not voting  securities.  To the extent the Fund  invests in voting securities,  if any, the Fund's primary consideration in voting portfolio proxies would be the financial  interests of the Fund and its shareholders.  For the purpose of voting portfolio  proxies  relating to voting  securities held by the Fund,  if any,  the Fund has adopted the  OppenheimerFunds  Portfolio  Proxy
Voting Policies and Procedures.  The OppenheimerFunds Proxy Voting Guidelines on
routine and non-routine  proxy proposals are summarized  below. o The Fund would vote with the  recommendation  of the issuer's  management  on routine  matters, including  election of directors  nominated by management  and  ratification  of auditors,  unless circumstances indicate otherwise. o In general, the Fund would
oppose  anti-takeover   proposals  and  supports  elimination  of  anti-takeover
proposals,  absent unusual  circumstances.  o The Fund would support shareholder proposals to reduce a super-majority  vote requirement,  and opposes  management proposals  to add a  super-majority  vote  requirement.  o The Fund would oppose proposals to classify the board of directors. o The Fund would support proposals to eliminate  cumulative  voting.  o The Fund would oppose  re-pricing  of stock options. o The Fund would generally consider  executive  compensation  questions such as stock option plans and bonus plans to be ordinary business activity. The
Fund analyzes stock option plans, paying particular  attention to their dilutive effect.  While the Fund would generally support management  proposals,  the Fund opposes plans it considers to be excessive.

     The Fund will be required to file new Form N-PX,  with its  complete  proxy voting  record for the 12 months  ended June 30th,  no later than August 31st of each year.  The first such filing is due no later than August 31, 2004,  for the twelve months ended June 30, 2004. Once filed,  the Fund's Form N-PX filing will be available (i) without charge,  upon request, by calling the Fund toll-free at
1.800.225.5677 and (ii) on the SEC's website at www.sec.gov.

      THE INVESTMENT MANAGER

     As  authorized  by the Advisory  Agreement,  Tremont  Partners,  Inc.  (the
"Investment   Manager"),   an  affiliate  of  the  Adviser,  has  been  assigned
responsibility for providing  day-to-day  investment  management services to the
Fund,  subject to the  supervision  of the Adviser.  The  Investment  Manager is primarily responsible for the selection of Portfolio Managers and the allocation of the  assets of the Fund for  investment  among  the  Portfolio  Managers.  In addition,  the Investment  Manager is responsible for investing the cash portion of the Fund's  assets  not  invested  in  Portfolio  Funds or through  Portfolio
Accounts.  The Investment Manager is a majority-owned  subsidiary of Oppenheimer
Acquisition  Corporation,  which  in  turn  is  a  wholly  owned  subsidiary  of
MassMutual. The Investment Manager provides services to the Fund pursuant to the terms of a sub-advisory  agreement  entered into between OFI  Institutional  (at that time, the investment  adviser of the Fund) and the Investment Manager dated as of November 20, 2001 (the "Sub-Advisory Agreement").  In consideration of the services provided by the Investment  Manager,  OFI Institutional  pays a monthly fee to the  Investment  Manager equal to 50% of the amount of the Management Fee earned by OFI Institutional pursuant to the Advisory Agreement.

     The Sub-Advisory  Agreement was approved by the Board (including a majority of the Independent  Trustees),  at a meeting held in person on October 21, 2002, and was  approved  December  16, 2002 by  OppenheimerFunds,  Inc.,  of which OFI
Institutional is a wholly-owned subsidiary,  as the then sole shareholder of the
Fund on behalf of OFI Institutional.  As in the case of the Advisory  Agreement, the Independent Trustees were provided with data as to the qualifications of the
Investment  Manager's  personnel  and the  quality  and  extent of its  advisory services. The Board particularly  considered the Investment Manager's investment record in managing  multi-manager  hedge funds.  In arriving at a decision,  the
Board did not  single  out any one  factor  or group of  factors  as being  more important than other factors,  but  considered all factors  together.  The Board judged the terms and  conditions of the  Sub-Advisory  Agreement,  including the investment advisory fee, in light of all of the surrounding  circumstances,  and found  the  Sub-Advisory  Agreement  to be fair and  reasonable  and in the best interests of the Fund.

     The  Sub-Advisory  Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such  continuance is approved  annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the  Independent  Trustees by vote cast in person at a meeting  called for the purpose of voting on such  approval.
The  Sub-Advisory  Agreement is terminable  without  penalty,  on 60 days' prior written notice:  by the Board;  by vote of a majority of the outstanding  voting securities of the Fund; by OFI Institutional;  or by the Investment Manager. The
Sub-Advisory Agreement also provides that it will terminate automatically in the event of its  "assignment,"  as defined by the  Investment  Company  Act and the rules thereunder.

     The  Sub-Advisory  Agreement  provides  that  in  the  absence  of  willful misfeasance,  bad faith,  gross  negligence in the  performance of its duties or reckless  disregard of its obligations and duties under the Advisory  Agreement, the  Investment  Manager is not liable to the Fund or to  Institutional  for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase,  sale or retention of any security.  In addition, it provides that the Investment Manager may act as investment adviser for any other person,  firm or corporation  and use the name "Tremont" in connection  with other  investment companies for which it may act as investment  adviser. If the Investment Manager shall no longer act as investment  manager of the Fund, the  Investment  Manager may  withdraw  the  right of the Fund to use the name  "Tremont"  as part of its name.

     The relationship  between the Investment Manager and the investment adviser of the Fund  remains  the same,  even  though it is the  Adviser  who  serves as investment  adviser of the Fund,  including the fact that the investment adviser of the Fund will pay the  Investment  Manager 50% of the  Management  Fee.  With
respect  to any  description  above  concerning  the  relationship  between  the
Investment  Manager  and  OFI  Institutional,   the  Adviser  will  replace  OFI
Institutional in every respect.

FUND EXPENSES

     The Fund will bear all costs and  expenses  incurred  in its  business  and operations  other than those  specifically  required  to be borne by the Adviser pursuant  to the  Advisory  Agreement.  Costs  and  expenses  borne  by the Fund include, but are not limited to, the following:

o    all costs and expenses  directly  related to  investment  transactions  and positions for the Fund's account,  including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit
     balances,   borrowing  charges  on  securities  sold  short,  dividends  on securities  sold  but not  yet  purchased,  custodial  fees,  margin  fees, transfer  taxes and  premiums,  taxes  withheld  on foreign  dividends  and indirect expenses from investments in Portfolio Funds;
o    all costs and expenses  associated  with the operation and  registration of the Fund,  ongoing  offering  costs and the costs of compliance  with,  any applicable Federal and state laws;
o    all costs and expenses  associated with the  organization  and operation of separate  investment  funds managed by Portfolio  Managers  retained by the
     Fund;
o    the costs and expenses of holding meetings of the Board and any meetings of
     shareholders,   including   costs   associated  with  the  preparation  and
     dissemination of proxy materials;

o    the  fees  and  disbursements  of  Fund  counsel,   legal  counsel  to  the
     Independent Trustees, Trustees, independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund;

o     the Management Fee;
o    the fees payable to custodians and other persons  providing  administrative services to the Fund;
o    the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;
o    all  costs  and  expenses  of  preparing,  setting  in type,  printing  and distributing reports and other communications to shareholders; and
o    such other types of  expenses  as may be approved  from time to time by the
     Board of Trustees.

     The  Portfolio  Funds will bear all expenses  incurred in  connection  with their operations.  These expenses are similar to those incurred by the Fund. The
Portfolio  Managers  generally  will  charge  asset-based  fees  to and  receive performance-based  allocations from the Portfolio Funds,  which effectively will reduce  the  investment  returns  of the  Portfolio  Funds and the amount of any distributions  from the Portfolio Funds to the Fund.  These  expenses,  fees and allocations will be in addition to those incurred by the Fund itself.

CODES OF ETHICS

     The Fund, the Adviser, the Investment Manager and the Distributor have each adopted codes of ethics.  The codes are designed to detect and prevent  improper personal trading by their personnel,  including investment personnel, that might compete with or otherwise take advantage of the Fund's  portfolio  transactions.
Covered  persons  include the Trustees  and the  officers  and  directors of the
Adviser and the Investment  Manager, as well as employees of the Adviser and the
Investment Manager having knowledge of the investments and investment intentions of the Fund. The codes of ethics permit persons subject to the Code to invest in securities,  including  securities  that may be  purchased  or held by the Fund, subject to a number of restrictions  and controls.  Compliance with the codes of ethics is carefully monitored and enforced.

     The codes of ethics are  included as  exhibits  to the Fund's  registration statement filed with the Securities and Exchange  Commission and can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on
the operation of the Public Reference Room may be obtained by calling the SEC at
1-202-942-8090.  The codes of ethics are available on the EDGAR  database on the
SEC's  Internet  site at  http://www.sec.gov,  and also may be  obtained,  after paying a duplicating fee, by electronic request at the following E-mail address:
publicinfo@sec.gov,   or  by  writing  the  SEC's  Public   Reference   Section,
Washington, D.C. 20549-0102.

     CONFLICTS OF INTEREST THE ADVISER The Adviser and its affiliates manage the assets  of  registered  investment  companies  other  than the Fund and  provide investment  advisory  services  to other  accounts.  The Fund has no interest in these  activities.  The Adviser  and its  officers  or  employees  who assist in providing  services to the Fund will be engaged in substantial  activities other than on behalf of the Fund and may have  conflicts  of  interest  in  allocating their  time  and  activity  between  the Fund and  other  registered  investment companies and accounts managed by the Adviser.  The Adviser and its officers and employees  will  devote so much of their  time to the  affairs of the Fund as in their judgment is necessary and appropriate.

THE INVESTMENT MANAGER

     The  Investment  Manager  also  provides   investment  advisory  and  other
services,  directly  and through  affiliates,  to various  entities and accounts other than the Fund  ("Tremont  Accounts").  The Fund has no  interest  in these activities.  The  Investment  Manager and the investment  professionals  who, on behalf of the Investment  Manager,  will provide investment advisory services to the Fund will be engaged in substantial  activities  other than on behalf of the
Fund, may have differing economic  interests in respect of such activities,  and may have conflicts of interest in allocating their time and activity between the
Fund and the Tremont Accounts. Such persons will devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT
OPPORTUNITIES

     Tremont  expects  to  employ  an  investment  program  for the Fund that is substantially  similar to the  investment  program  employed  by it for  certain
Tremont  Accounts,  including  a  private  investment  partnership  that  has an investment  program  that is  substantially  the same as the  Fund's  investment program. As a general matter, the Investment Manager will consider participation by  the  Fund  in  all  appropriate  investment  opportunities  that  are  under consideration  for those other  Tremont  Accounts.  There may be  circumstances, however,  under  which the  Investment  Manager  will cause one or more  Tremont
Accounts  to  commit  a  larger  percentage  of their  respective  assets  to an investment  opportunity  than to which the  Investment  Manager  will commit the
Fund's  assets.  There  also may be  circumstances  under  which the  Investment
Manager  will  consider   participation   by  Tremont   Accounts  in  investment
opportunities  in which  the  Investment  Manager  does not  intend to invest on behalf of the Fund, or vice versa.

     Tremont will  evaluate for the Fund and for each Tremont  Account a variety of factors that may be relevant in determining  whether a particular  investment opportunity  or strategy is  appropriate  and feasible for the Fund or a Tremont
Account at a particular time, including,  but not limited to, the following: (1)
the  nature of the  investment  opportunity  taken in the  context  of the other investments  at the time;  (2) the liquidity of the  investment  relative to the needs  of  the  particular  entity  or  account;  (3)  the  availability  of the opportunity  (i.e.,  size of obtainable  position);  (4) the  transaction  costs involved;  and (5) the  investment or regulatory  limitations  applicable to the particular entity or account.  Because these  considerations  may differ for the
Fund and the  Tremont  Accounts  in the  context  of any  particular  investment opportunity,  the investment activities of the Fund and the Tremont Accounts may differ from time to time.  In  addition,  the fees and expenses of the Fund will differ from those of the Tremont Accounts.  Accordingly,  the future performance of the Fund and the Tremont Accounts will vary.

     When the Investment Manager determines that it would be appropriate for the
Fund  and  one  or  more  Tremont  Accounts  to  participate  in  an  investment transaction in the same Portfolio Fund or other  investment at the same time, it will  attempt  to  aggregate,  place and  allocate  orders  on a basis  that the
Investment  Manager  believes  to be fair  and  equitable,  consistent  with its responsibilities  under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same  extent as the  Tremont  Accounts,  in all  investments  or  trades.
However, no participating entity or account will receive preferential  treatment over any other and the  Investment  Manager  will take  steps to ensure  that no participating  entity or account  will be  systematically  disadvantaged  by the aggregation, placement and allocation of orders and investments.

     Situations  may  occur,  however,  where  the Fund  could be  disadvantaged because of the investment activities conducted by the Investment Manager for the
Tremont  Accounts.  Such  situations  may be based on, among other  things,  the following:  (1) legal restrictions or other limitations  (including  limitations imposed by Portfolio  Managers with respect to Portfolio  Funds) on the combined size of  positions  that may be taken  for the  Fund and the  Tremont  Accounts, thereby  limiting  the size of the Fund's  position or the  availability  of the investment opportunity;  (2) the difficulty of liquidating an investment for the
Fund and the Tremont  Accounts  where the market  cannot  absorb the sale of the combined  positions;  and (3) the determination that a particular  investment is warranted  only if  hedged  with an option  or other  instrument  and there is a limited  availability of such options or other instruments.  In particular,  the
Fund may be legally  restricted  from  entering into a "joint  transaction"  (as defined in the Investment Company Act) with the Tremont Accounts with respect to the securities of an issuer without first  obtaining  exemptive  relief from the
SEC. See "Other Matters" below.

     Directors, officers, employees and affiliates of the Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential  conflicts of interest with respect to  investments  made on behalf of the Fund. As a result of differing  trading and investment  strategies or  constraints,  positions may be taken by directors,  officers,  employees and affiliates  of the  Investment  Manager,  or by the  Investment  Manager for the
Tremont Accounts,  that are the same, different or made at a different time than positions taken for the Fund.

OTHER MATTERS

     Except in  accordance  with  applicable  law, the Adviser,  the  Investment
Manager  and their  affiliates  are not  permitted  to buy  securities  or other property  from,  or sell  securities  or other  property to, the Fund.  However, subject to certain  conditions  imposed by applicable rules under the Investment
Company Act, the Fund may effect certain  principal  transactions  in securities with one or more  accounts  managed by the  Adviser or the  Investment  Manager, except for accounts as to which the Adviser or the Investment  Manager or any of their  affiliates  serves as a general partner or as to which they may be deemed to be an  affiliated  person (or an affiliated  person of such a person),  other than an affiliation that results solely from the Adviser, the Investment Manager or one of their  affiliates  serving as an  investment  adviser to the  account.
These transactions  would be made in circumstances  where the Investment Manager has determined it would be appropriate  for the Fund to purchase (or sell),  and the Adviser or the Investment Manager has determined it would be appropriate for another  account to sell (or  purchase),  the same security or instrument on the same day.

     Future  investment  activities of the Adviser,  the Investment  Manager and their affiliates, and of their respective directors,  officers or employees, may give rise to additional conflicts of interest.

          TAX ASPECTS

     This summary of certain  aspects of the Federal income tax treatment of the
Fund is based upon the Internal  Revenue Code of 1986,  as amended (the "Code"), judicial  decisions,  Treasury  Regulations and rulings in existence on the date hereof,  all of which are subject to change.  This  summary does not discuss the impact of various  proposals to amend the Code which could change certain of the tax  consequences  of an  investment  in the Fund.  This  summary  also does not discuss tax  consequences  that may be relevant to persons who are neither  U.S.
persons  within the meaning of the Code nor persons  exempt from Federal  income tax.

Tax Treatment of Fund Operations

     Qualification as a Regulated  Investment Company. As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment  income (that is,  taxable  interest,  dividends,  and other  taxable ordinary  income,  net of expenses and net short-term  capital gain in excess of long-term  capital loss) and capital gain net income (that is, the excess of net long-term capital gains over net short-term  capital losses) that it distributes to  shareholders.  That  qualification  enables the Fund to "pass  through"  its income and realized capital gains to shareholders without the Fund having to pay tax  on  them.  The  Code  contains  a  number  of  complex  tests  relating  to qualification  that the Fund might not meet in a particular  year. If it did not qualify as a regulated investment company, the Fund would be treated for federal income  tax  purposes  as an  ordinary  corporation  and  would  receive  no tax deduction for payments made to shareholders.

     To qualify as a regulated  investment company,  the Fund must distribute at least 90% of its investment  company  taxable  income (in brief,  net investment income and the excess of net short-term  capital gain over net long-term capital
loss)  for  the  taxable  year.  The  Fund  must  also  satisfy   certain  other
requirements of the Code, some of which are described  below.  Distributions  by the Fund made during the taxable year or, under specified circumstances,  within twelve  months  after  the  close  of  the  taxable  year,  will  be  considered distributions  of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

     To qualify as a regulated investment company, the Fund must derive at least
90% of its gross  income each  taxable year from  dividends,  interest,  certain payments  with  respect  to  securities  loans,  gains  from  the  sale or other disposition  of stock or  securities or foreign  currencies  (to the extent such currency  gains are  directly  related  to the  regulated  investment  company's principal  business of  investing  in stock or  securities)  and  certain  other income.

     In addition to satisfying the  requirements  described above, the Fund must satisfy  an  asset  diversification  test in  order to  qualify  as a  regulated investment company.  Under that test, at the close of each quarter of the Fund's taxable  year,  at least 50% of the value of the Fund's  assets must  consist of cash and cash items, U.S. government  securities,  securities of other regulated investment  companies,  and securities of "other  issuers".  As to each of those
"other  issuers",  the Fund must not have  invested more than 5% of the value of the Fund's total assets in  securities of each such issuer and the Fund must not hold more than 10% of the outstanding  voting securities of each such issuer. In addition,  no more  than 25% of the  value of the  Fund's  total  assets  may be invested  in the  securities  of any one  issuer  (other  than  U.S.  government securities and securities of other regulated investment  companies) or in two or more  issuers  which the Fund  controls  and which  are  engaged  in the same or similar trades or businesses or related  trades or  businesses.  For purposes of
this  test,   obligations   issued  or   guaranteed   by  certain   agencies  or
instrumentalities  of  the  U.S.  government  are  treated  as  U.S.  government securities.

     Excise Tax on Regulated Investment  Companies.  Under the Code, by December
31 of each year, the Fund must distribute at least 98% of its taxable investment income  earned from January 1 through  December 31 of that year and at least 98%
of its capital  gains  realized in the period from  November 1 of the prior year through  October 31 of the current  year.  If it does not,  the Fund must pay an excise tax on the amounts not distributed.  It is presently anticipated that the
Fund will meet  those  requirements.  To meet  these  requirements,  in  certain circumstances the Fund might be required to liquidate  portfolio  investments to make sufficient  distributions.  However,  the Board of Trustees and the Adviser
might  determine in a particular  year that it would be in the best interests of shareholders for the Fund not to make such  distributions at the required levels and to pay the excise tax on the  undistributed  amounts.  That would reduce the amount of income or capital gains available for distribution to shareholders.

Unrelated Business Taxable Income

     Generally,  an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends,  interest and capital gains.1 This general  exemption  from tax does not apply to the "unrelated  business  taxable income" ("UBTI") of an exempt organization.  Generally,  income and gain derived by an exempt organization from the ownership and sale of debt-financed  property is taxable in the proportion to which such property is financed by  "acquisition indebtedness" during the relevant period of time. Accordingly, a tax-exempt U.S.
person  investing  in  the  Fund  will  not  realize  UBTI  with  respect  to an unleveraged  investment in shares.  Tax-exempt U.S. persons are urged to consult their own tax advisors  concerning the U.S. tax consequences of an investment in the Fund.

     ERISA CONSIDERATIONS

     Persons who are  fiduciaries  with  respect to an employee  benefit plan or other  arrangement  subject to the Employee  Retirement  Income  Security Act of
1974,  as amended (an "ERISA Plan" and "ERISA,"  respectively),  and persons who are  fiduciaries  with respect to an IRA or Keogh Plan,  which is not subject to
ERISA but is subject to the prohibited  transaction rules of Section 4975 of the
Code (together with ERISA Plans,  "Benefit Plans") should consider,  among other things, the matters described below before determining  whether to invest in the
Fund.

     ERISA imposes certain general and specific  responsibilities on persons who
are   fiduciaries   with   respect  to  an  ERISA  Plan,   including   prudence,
diversification,  an obligation  not to engage in a prohibited  transaction  and other standards.  In determining whether a particular  investment is appropriate for an ERISA  Plan,  Department  of Labor  ("DOL")  regulations  provide  that a fiduciary of an ERISA Plan must give appropriate  consideration  to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration  whether the investment is designed reasonably to further the
ERISA  Plan's  purposes,  an  examination  of the risk and return  factors,  the portfolio's  composition  with  regard to  diversification,  the  liquidity  and current  return of the total  portfolio  relative to the  anticipated  cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax
Aspects--Certain  Issues Pertaining to Specific Exempt  Organizations")  and the
projected  return of the total  portfolio  relative to the ERISA Plan's  funding objectives.  Before  investing  the  assets  of an  ERISA  Plan in the  Fund,  a fiduciary  should  determine  whether such an investment is consistent  with its fiduciary  responsibilities  and  the  foregoing  regulations.  For  example,  a fiduciary  should consider whether an investment in the Fund may be too illiquid or too  speculative  for a particular  ERISA Plan, and whether the assets of the
ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment  course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses  incurred by the ERISA Plan as a result of such breach.

     Because  the  Fund  is  registered  as  an  investment  company  under  the
Investment  Company  Act,  the  underlying  assets  of the  Fund  should  not be considered  to be "plan  assets" of the ERISA  Plans  investing  in the Fund for purposes of ERISA's  (or the Code's)  fiduciary  responsibility  and  prohibited transaction  rules. Thus, neither the Adviser nor the Investment Manager will be fiduciaries  within  the  meaning  of ERISA by  reason of their  authority  with respect to the Fund.

     A Benefit  Plan which  proposes  to invest in the Fund will be  required to represent that it, and any fiduciaries  responsible for such Plan's investments, are aware of and  understand  the  Fund's  investment  objective,  policies  and strategies,  that the  decision  to invest plan assets in the Fund was made with appropriate  consideration  of relevant  investment  factors  with regard to the
Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries  with regard to their  investment  decisions  under ERISA and/or the
Code.

     Certain   prospective   Benefit   Plan  Members  may   currently   maintain
relationships with the Adviser, the Investment Manager or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and
Benefit  Plan assets for the benefit of a party in interest  and also  prohibits
(or  penalizes)  an ERISA or Benefit Plan  fiduciary  from using its position to cause such Plan to make an investment  from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration.
ERISA and Benefit  Plan  Members  should  consult  with  counsel to determine if participation  in the Fund is a  transaction  that is prohibited by ERISA or the
Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are
independent  of  such  affiliated  persons,   that  such  fiduciaries  are  duly
authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

     The  provisions  of  ERISA  and the  Code  are  subject  to  extensive  and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code  contained in this SAI and the  prospectus  is general and may be affected by future  publication  of  regulations  and rulings.  Potential
Benefit  Plan  Members  should  consult  their  legal  advisers   regarding  the
consequences  under  ERISA  and the Code of the  acquisition  and  ownership  of shares.

     BROKERAGE Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio  transactions for the Portfolio Fund or Portfolio
Account that it manages and for the  allocation  of brokerage.  Transactions  on
U.S. stock exchanges and on some foreign stock exchanges  involve the payment of negotiated  brokerage  commissions.  On the  great  majority  of  foreign  stock exchanges,  commissions are fixed. No stated commission is generally  applicable to  securities  traded  in  over-the-counter  markets,  but the  prices of those securities include undisclosed commissions or mark-ups.

     In  selecting  brokers and dealers to execute  transactions  on behalf of a
Portfolio Fund or Portfolio Account,  each Portfolio Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price,  size of order,  difficulty of execution and  operational facilities  of a brokerage  firm,  the scope and quality of  brokerage  services provided, and the firm's risk in positioning a block of securities.  Although it
is  expected  that  each  Portfolio   Manager  generally  will  seek  reasonably
competitive  commission  rates, a Portfolio Manager will not necessarily pay the lowest  commission  available on each transaction.  The Portfolio  Managers will typically  have no  obligation  to deal with any  broker or group of  brokers in executing  transactions in portfolio securities.  Brokerage practices adopted by
Portfolio Managers with respect to Portfolio Funds may vary and will be governed by each Portfolio Fund's organizational documents.

     Consistent  with the  principle  of  seeking  best price and  execution,  a
Portfolio  Manager may place orders for a Portfolio  Fund or  Portfolio  Account with  brokers  that  provide  the  Portfolio  Manager  and its  affiliates  with supplemental research,  market and statistical information,  including advice as to the value of  securities,  the  advisability  of investing in,  purchasing or selling securities,  and the availability of securities or purchasers or sellers
of  securities,   and  furnishing   analyses  and  reports  concerning  issuers,
industries,  securities, economic factors and trends, portfolio strategy and the performance  of  accounts.  The  expenses  of the  Portfolio  Managers  are  not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio  Managers or their  affiliates in providing services to clients  other than the Portfolio  Funds and the Portfolio  Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio  Manager in connection  with the Portfolio Fund or Portfolio
Account it manages.  Conversely, the information provided to a Portfolio Manager by brokers and dealers  through which other clients of the Portfolio  Manager or its affiliates  effect  securities  transactions  may be useful to the Portfolio
Manager in providing services to the Portfolio Fund or a Portfolio Account.

     It is anticipated that Portfolio Managers (including each Portfolio Manager retained  to  manage  a  Portfolio  Account)  will  generally  follow  brokerage placement  practices  similar to those described above. The brokerage  placement practices described above will also be followed by the Investment Manager to the extent it places transactions for the Fund. However,  certain Portfolio Managers
(other than those managing Portfolio Accounts) may have policies that permit the use of brokerage  commissions of a Portfolio Fund to obtain products or services that are not research related and that may benefit the Portfolio Manager.

     VALUATION OF ASSETS The Board of Trustees has  established  procedures  for the  valuation of the Fund's  securities.  In general  those  procedures  are as follows:

Equity securities,  puts, calls and futures traded on a U.S. securities exchange or on NASDAQ are valued as follows:

(1)  if last sale information is regularly reported, they are valued at the last reported sale price on the  principal  exchange on which they are traded or on NASDAQ, as applicable, on that day, or

(2)  if last sale  information  is not available on a valuation  date,  they are valued at the last reported sale price  preceding the valuation  date if it is  within  the  spread of the  closing  "bid"  and  "asked"  prices on the valuation  date or, if not,  at the closing  "bid"  price on the  valuation date.

Equity securities traded on a foreign  securities  exchange generally are valued in one of the following ways:

(1)  at the last sale price  available  to the pricing  service  approved by the
     Board of Trustees, or

(2)  at the last sale  price  obtained  by the  Adviser  from the  report of the principal  exchange  on which the  security  is traded at its last  trading session on or immediately before the valuation date, or

(3)  at the  mean  between  the  "bid"  and  "asked"  prices  obtained  from the principal  exchange  on which the  security  is traded  or, on the basis of reasonable inquiry, from two market makers in the security.

The  following  securities  are valued at the mean between the "bid" and "asked"
prices  determined  by a pricing  service  approved  by the Board of Trustees or obtained by OFI from two active  market  makers in the  security on the basis of reasonable inquiry:

(1)  debt instruments that have a maturity of more than 397 days when issued,

(2)  debt  instruments  that had a maturity  of 397 days or less when issued and have a remaining maturity of more than 60 days,

(3)  non-money  market debt  instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of 60 days or less, and

(4)  puts, calls and futures that are not traded on an exchange or on NASDAQ.

Money  market  debt  securities  that had a maturity  of less than 397 days when issued  that have a  remaining  maturity  of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts.

Securities (including restricted securities) not having readily-available market quotations are valued at fair value determined  under procedures  established by the Board of Trustees.  If OFI is unable to locate two market makers  willing to give quotes,  a security may be priced at the mean between the "bid" and "asked"
prices  provided by a single  active market maker (which in certain cases may be the "bid"  price if no "asked"  price is  available).  The Fund's  interests  in
Portfolio Funds will not have readily  available  market  quotations and will be valued at their "fair value," as determined under procedures  established by the
Board of Trustees. As described in the prospectus, with respect to its interests in  Portfolio  Funds,  the Fund  will  normally  rely on  valuation  information provided by Portfolio  Managers as being the "fair  value" of such  investments.
The Board of Trustees,  however,  will  consider  such  information  provided by
Portfolio  Managers,  as well as other available  information,  and may possibly conclude in unusual  circumstances that the information  provided by a Portfolio
Manager does not represent the "fair value" of the Fund's interests in Portfolio
Funds.

     In the  case of U.S.  government  securities,  mortgage-backed  securities, corporate bonds and foreign government securities, when last sale information is not generally  available,  OFI may use pricing services approved by the Board of
Trustees.  The pricing  service may use "matrix"  comparisons  to the prices for comparable  instruments  on the basis of quality,  yield,  and  maturity.  Other special  factors may be involved (such as the tax-exempt  status of the interest paid by  municipal  securities).  OFI will  monitor the  accuracy of the pricing services.  That  monitoring  may include  comparing  prices  used for  portfolio valuation to actual sales prices of selected securities.

The  closing  prices in the  London  foreign  exchange  market  on a  particular business day that are provided by a bank, dealer or pricing service that OFI has determined to be reliable are used to value foreign currency,  including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

INDEPENDENT  AUDITORS  AND  LEGAL  COUNSEL  Ernst  &  Young  LLP  serves  as the independent  auditors of the Fund.  Its  principal  business  address is 5 Times
Square, New York, NY 10036.

Mayer,  Brown,  Rowe & Maw LLP,  New York,  New York,  acts as Fund  Counsel and
Independent Trustee Counsel.

           CUSTODIAN

     Citibank,  N.A.  (the  "Custodian")  serves as the  custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S.
subcustodians (which may be banks, trust companies,  securities depositories and clearing agencies) approved by the Board. Assets of the Fund are not held by the
Adviser  or the  Investment  Manager  or  commingled  with the  assets  of other accounts  except  to the  extent  that  securities  are  held  in the  name of a custodian  in a  securities  depository,  clearing  agency or  omnibus  customer account of such custodian. The Custodian's principal business address is111 Wall
Street, New York, New York 10005

CONTROL  PERSONS AND PRINCIPAL  HOLDERS OF SECURITIES As of March 31, 2004,  the
Adviser owned, beneficially and as of record, approximately 16% of the Shares of the Fund. The principal office of the Adviser is Two World Financial Center, 225
Liberty  Street,  New York, New York  10281-1008.  By virtue of its ownership of
Shares and its capacity as  investment  adviser of the Fund,  the Adviser may be deemed to control  the Fund and may be in a position  to control  the outcome of voting on matters as to which Shareholders are entitled to vote.

In addition, as of

---------------------------------------------------------------------------

December    31,    2003,    the Address              Percentage        of
following  persons  are  all of
the  other  persons  who own 5%
or  more of the  Shares  of the
Fund.   They  own  the   Shares
both  beneficially  and  as  of
record:

Name                                                 Shares Owned

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Mass   Mutual   Pension   Plan  - 1500 Main Street              15%
Alternate Investment Pool - SB25  Springfield,    Massachusetts
                                  01115

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Memorial    Hermann    Healthcare 9401    Southwest    Freeway, 8%
System Pension Plan               Suite 1139
                                  Houston, Texas 77074

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Boehringer Ingelheim Corporation  900 Ridgebury Road            13%
and its Affiliates Master         Ridgefield, Connecticut 06877
Investment Trust

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Seattle City Employees'           801 Third Avenue, Suite 300   19%
Retirement System                 Seattle, Washington 98104

---------------------------------------------------------------------------
---------------------------------------------------------------------------

Hawaii Carpenters Financial       1199 Dillingham Blvd. #200    10%
Security Fund                     Honolulu, Hawaii 96817

---------------------------------------------------------------------------

                       SUMMARY OF DECLARATION OF TRUST
            The following is a summary  description of additional items and of select  provisions  of  the  Declaration  of  Trust  that  are  not  described elsewhere in this SAI or in the Fund's  prospectus.  The  description  of such items and  provisions is not  definitive  and reference  should be made to the complete  text of the  Declaration  of Trust filed as an exhibit to the Fund's
Registration Statement.

LIABILITY OF SHAREHOLDERS; DUTY OF CARE

      All persons  extending credit to, doing business with,  contracting with or having or asserting any claim  against the Fund or the Trustees  shall look
only  to  the  assets  of  the  Fund  for  payment   under  any  such  credit,
transaction,   contract  or  claim;  and  neither  the  shareholders  nor  the
Trustees,  nor any of their agents,  whether past, present or future, shall be personally  liable,  Notice of such disclaimer and agreement  thereto shall be given in each agreement,  obligation or instrument entered into or executed by
Fund or the Trustees.

      Under  the   Declaration  of  Trust,   there  is  expressly   disclaimed
shareholder  and Trustee  liability for the acts and  obligations of the Fund.
Nothing  in the  Declaration  of Trust  shall,  however,  protect a Trustee or officer  against  any  liability  to  which  such  Trustee  or  officer  would otherwise  be  subject  by reason of willful  misfeasance,  bad  faith,  gross negligence or reckless  disregard of the duties involved in the conduct of the office of Trustee or of such officer hereunder.

      Massachusetts  law permits a  shareholder  of a business  trust (such as the  Fund)  to be held  personally  liability  as a  "partner"  under  certain
circumstances.   However,   the  risk  that  a  Fund  shareholder  will  incur
financial  loss from being held liable as a  "partner"  of the Fund is limited to the relatively  remote  circumstances  in which the Fund would be unable to meet its obligations.

                      TERM, DISSOLUTION AND LIQUIDATION

            The  liquidation of the Fund may be authorized at any time by vote of a majority of the  Trustees or  instrument  executed by a majority of their number  then in  office,  provided  the  Trustees  find that it is in the best interest  of the  shareholders  of the Fund or as  otherwise  provided  in the
Declaration of Trust.

            Upon the occurrence of any event of dissolution,  the Board or the
Adviser,  acting as  liquidator  under  appointment  by the Board (or  another liquidator,  if the Board does not appoint the Adviser to act as liquidator or is unable to perform  this  function),  is charged with winding up the affairs of the Fund and liquidating its assets.

            Upon  the   dissolution   of  the  Fund,  its  assets  are  to  be
distributed  (1) first to satisfy the debts,  liabilities  and  obligations of the Fund,  other than debts to  shareholders,  including actual or anticipated
liquidation  expenses,  and  (2)  then  to  satisfy  debts,   liabilities  and
obligations owing to the shareholders.  Assets may be distributed in-kind on a pro rata basis if the Board or liquidator  determines that such a distribution would be in the  interests  of the  shareholders  in  facilitating  an orderly liquidation.

VOTING

            Each  Member has the right to cast a number of votes  equal to the number of shares owned at a meeting of shareholders  called by the Board or by shareholders  holding  not less than  one-third  of the total  number of votes eligible  to be cast.  Shareholders  will be entitled to vote on any matter on which shareholders of a registered  investment company organized as a business trust would normally be entitled to vote,  including the election of Trustees, approval of the Fund's  investment  advisory  agreement,  and  approval of the
Fund's  auditors,  and on  certain  other  matters,  to the  extent  that  the
Investment  Company Act requires a vote of  shareholders  on any such matters.
Except for the  exercise of their  voting  privileges,  shareholders  in their capacity as such are not entitled to  participate in the management or control of the Fund's business, and may not act for or bind the Fund.

REPORTS TO SHAREHOLDERS

            The Fund  will  furnish  to  shareholders  as soon as  practicable after  the end of each  taxable  year such  information  as is  necessary  for shareholders to complete Federal and state income tax or information  returns, along with any other tax  information  required by law.  The Fund will send to shareholders  a semi-annual  and an audited annual report within 60 days after the close of the period for which it is being made,  or as otherwise  required by the  Investment  Company  Act.  Quarterly  reports  from the Adviser or the
Investment  Manager regarding the Fund's operations during each fiscal quarter also will be sent to shareholders.

FISCAL YEAR

      For accounting  purposes,  the Fund's fiscal year is the 12-month period ending on March  31st.  The first  fiscal  year of the Fund  commenced  on the date of the initial  closing and ended on March 31,  2003.  For tax  purposes, the Fund adopted the 12-month  period  ending  December 31 of each year as its taxable year.

                     FUND ADVERTISING AND SALES MATERIAL
            Advertisements  and  sales  literature  relating  to the  Fund and reports to shareholders may include quotations of investment  performance.  In these materials,  the Fund's performance will normally be portrayed as the net return to an  investor  in the Fund during each month or quarter of the period for which  investment  performance is being shown. In addition to standardized
return  performance,   cumulative  performance  and  year-to-date  performance
computed by  aggregating  quarterly  or monthly  return data may also be used.
Investment  returns  will be  reported  on a net  basis,  after  all  fees and expenses.  Other  methods  may also be used to portray  the Fund's  investment performance.

            The  Fund's  investment  performance  will vary from time to time, and past results are not necessarily representative of future results.

            Comparative  performance  information,  as well  as any  published ratings, rankings and analyses,  reports and articles discussing the Fund, may also be used to advertise  or market the Fund,  including  data and  materials prepared by  recognized  sources of such  information.  Such  information  may include  comparisons of the Fund's  investment  performance to the performance of  recognized  market  indices and indices,  including but not limited to the
CSFB/Tremont  Hedge Fund Index, an index prepared in part by Tremont Advisers,
Inc., an affiliate of OFI and the  Investment  Manager.  Comparisons  may also be made to economic  and  financial  trends and data that may be relevant  for investors to consider in determining whether to invest in the Fund.

                             FINANCIAL STATEMENTS

                    The Fund's audited financial statements for the 46
      year ended March 31, 2004 immediately follow.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TO THE SHAREHOLDERS AND BOARD OF TRUSTEES OF OFI TREMONT CORE DIVERSIFIED
HEDGE
FUND

We have audited the accompanying statement of assets and liabilities of OFI
Tremont Core Diversified Hedge Fund (the "Fund"), including the statement of investments, as of March 31, 2004, and the related statements of operations
and
cash flows for the year then ended and the statements of changes in net assets and the financial highlights for the year then ended and for the period from
January 2, 2003 (commencement of operations) to March 31, 2003. These financial
statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

      We conducted our audits in accordance with auditing standards of the
Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements. Our procedures included
confirmation of investments owned as of March 31, 2004, by correspondence with management of the investment funds and the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and financial highlights referred
to above present fairly, in all material respects, the financial position of
OFI
Tremont Core Diversified Hedge Fund at March 31, 2004, the results of its operations and its cash flows for the year then ended and the changes in its net
assets and the financial highlights for the year then ended and for the period from January 2, 2003 to March 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP
Ernst & Young LLP

New York, New York
May 17, 2004

MARCH 31, 2004

--------------------------------------------------------------------------------
    OFI
    Tremont Core                                    Annual Report
    Diversified Hedge Fund
--------------------------------------------------------------------------------

STATEMENT OF INVESTMENTS  March 31, 2004
--------------------------------------------------------------------------------

                                                 % OF

INVESTMENT                              FAIR  % OF NET
ACQUISITION
                                            FUND HELD
COST            VALUE    ASSETS      LIQUIDITY 1           DATE 2
--------------------------------------------------------------------------------

INVESTMENTS IN INVESTMENT FUNDS
--------------------------------------------------------------------------------
CONVERTIBLE ARBITRAGE
Advent Convertible Arbitrage Fund, L.P.           2.3%    $  6,075,002    $
6,509,812       6.2%     Quarterly        01/03-02/04
Forest Fulcrum Fund, L.P.                         5.4        4,600,002
4,833,515       4.6      Monthly          01/03-02/04

---------------------------------------
TOTAL CONVERTIBLE ARBITRAGE                                 10,675,004
11,343,327      10.8
--------------------------------------------------------------------------------
EQUITY MARKET NEUTRAL
The 32 Capital Fund Ltd.                          1.2        5,225,002
5,608,054       5.3      Monthly          01/03-01/04
NYLIM Lexington Partners, L.P.                    3.8        3,400,000
3,394,979       3.2      Quarterly              10/03

---------------------------------------
TOTAL EQUITY MARKET NEUTRAL                                  8,625,002
9,003,033       8.5
--------------------------------------------------------------------------------
EVENT DRIVEN
Chatham Asset Partners High Yield
  Fund, L.P.                                      1.3        7,100,000
7,269,884       6.9      Quarterly        01/04-03/04
Halcyon Fund, L.P.                                1.2        2,800,002
3,209,404       3.0      Annually         01/03-01/04
GoldenTree High Yield Partners, L.P.              0.5        2,200,002
2,656,556       2.5      Semi-Annually    01/03-01/04

---------------------------------------
TOTAL EVENT DRIVEN                                          12,100,004
13,135,844      12.4
--------------------------------------------------------------------------------
FIXED INCOME ARBITRAGE
Endeavour Fund I LLC                              2.1        6,150,000
6,776,744       6.4      Quarterly        06/03-01/04
Oak Hill CCF Partners, L.P.                       1.7        5,000,000
4,984,227       4.7      Monthly          12/03-01/04

---------------------------------------
TOTAL FIXED INCOME ARBITRAGE                                11,150,000
11,760,971      11.1
--------------------------------------------------------------------------------
GLOBAL MACRO
Vega Feeder Fund Limited                          1.1       10,500,000
10,629,610      10.0      Monthly                01/04
Keynes Fund Limited, The                          1.9        6,100,000
6,310,404       6.0      Monthly                11/03
Epoch Overseas Ltd.                               0.5        6,100,000
6,099,632       5.8      Quarterly              02/04

---------------------------------------
TOTAL GLOBAL MACRO                                          22,700,000
23,039,646      21.8
--------------------------------------------------------------------------------
LONG/SHORT EQUITY
Highline Capital Partners QP, L.P.                7.6        7,050,000
7,551,801       7.2      Quarterly        10/03-01/04
Standard Pacific Capital Offshore
  Fund Ltd.                                       0.3        6,850,002
6,987,803       6.6      Monthly          03/03-01/04
Endeavour Capital Partners, L.P.                  5.3        6,500,000
6,655,127       6.3      Annually               01/04
Claiborne Capital Partners Institutional,
  L.P.                                            2.4        6,800,000
6,110,603       5.8      Quarterly        08/03-01/04
Trisun Capital Fund, L.P.                         4.6        4,475,002
4,815,563       4.6      Annually         01/03-01/04

---------------------------------------
TOTAL LONG/SHORT EQUITY                                     31,675,004
32,120,897      30.5
--------------------------------------------------------------------------------
MULTI STRATEGY
Sagamore Hill Partners L.P.                       1.6        8,200,002
8,668,334       8.2      Quarterly        01/03-03/04
Canyon Value Realization Fund, L.P.               0.6        5,100,002
5,781,299       5.5      Annually         01/03-02/04

---------------------------------------
TOTAL MULTI STRATEGY                                        13,300,004
14,449,633      13.7

---------------------------------------
Total Investments in Investment Funds                      110,225,018
114,853,351     108.8

--------------------------------------------------------------------------------
SHORT-TERM INVESTMENT
--------------------------------------------------------------------------------
Citibank II Money Market Deposit Account                     2,072,474
2,072,474       2.0
--------------------------------------------------------------------------------

TOTAL INVESTMENTS IN INVESTMENT FUNDS AND
SHORT-TERM INVESTMENT                                     $112,297,492    $
116,925,825     110.8%
                                                          ============
-----------------------
LIABILITIES IN EXCESS OF OTHER ASSETS
(11,442,110)    (10.8)

-----------------------
NET ASSETS                                                                $
105,483,715     100.0%

=======================

DETAILED INFORMATION ABOUT THE INVESTMENT FUNDS' PORTFOLIOS IS NOT AVAILABLE.

1. AVAILABLE FREQUENCY OF REDEMPTIONS AFTER INITIAL LOCK-UP PERIOD.

2. REPRESENTS INITIAL THROUGH MOST RECENT MONTH OF INVESTMENT PURCHASES.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

STATEMENT OF ASSETS AND LIABILITIES  March 31, 2004
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------

Investments in investment funds, at fair value (cost
$110,225,018)                                 $ 114,853,351
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (cost $2,072,474)
                            2,072,474
----------------------------------------------------------------------------------------------------------------
Deferred ongoing offering
costs
 63,061
----------------------------------------------------------------------------------------------------------------
Receivables:
Investment funds
sold
2,168,587
Receivable from
Adviser
42,141

-------------
Total assets
                                                              119,199,614

----------------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------------
Payables:
Shareholder redemption due to
affiliate
10,000,000
Investment fund purchased
                           3,500,000
Management
fee
144,484
Professional
fees
35,584
Administration
fee
14,441
Trustees' fees and
expenses
2,780
Miscellaneous fees

18,610

-------------
Total liabilities
                                                 13,715,899

----------------------------------------------------------------------------------------------------------------
NET
ASSETS
                 $ 105,483,715

=============

----------------------------------------------------------------------------------------------------------------
COMPOSITION OF NET ASSETS
----------------------------------------------------------------------------------------------------------------
Par value of shares of beneficial interest ($0.001 par value, unlimited
shares authorized)         $         102
----------------------------------------------------------------------------------------------------------------
Additional paid-in
capital
102,777,958
----------------------------------------------------------------------------------------------------------------
Accumulated net investment
loss
(1,559,634)
----------------------------------------------------------------------------------------------------------------
Accumulated net realized loss on investment
transactions                                                (363,044)
----------------------------------------------------------------------------------------------------------------
Net unrealized appreciation on
investments
4,628,333

-------------
NET
ASSETS
$ 105,483,715

=============

----------------------------------------------------------------------------------------------------------------
NET ASSET VALUE PER SHARE
----------------------------------------------------------------------------------------------------------------
(based on net assets of $105,483,715 and 101,688.870 shares of beneficial
interest outstanding)    $    1,037.32

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS  For the Year Ended March 31, 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
INVESTMENT INCOME
--------------------------------------------------------------------------------
Interest                                                            $
22,826

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
Management fee
935,344
--------------------------------------------------------------------------------
Administration fee
93,546
--------------------------------------------------------------------------------
Professional fees
55,000
--------------------------------------------------------------------------------
Trustees' fees and expenses
13,273
--------------------------------------------------------------------------------
Miscellaneous fees
63,153

-----------
Total expenses
1,160,316
Less: Waiver of expenses by the Adviser
(84,904)

-----------
Net expenses
1,075,412

--------------------------------------------------------------------------------
NET INVESTMENT LOSS
(1,052,586)

--------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN
--------------------------------------------------------------------------------
Net realized gain on investments
663,301
--------------------------------------------------------------------------------
Net change in unrealized appreciation on investments
3,970,400

--------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                $
3,581,115

===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

YEAR ENDED MARCH
31,
2004           2003 1
------------------------------------------------------------------------------------------------------------------------------

OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
Net investment
loss
$  (1,052,586)    $   (107,044)
------------------------------------------------------------------------------------------------------------------------------
Net realized gain on
investments
663,301               --
------------------------------------------------------------------------------------------------------------------------------
Net change in unrealized appreciation on
investments                                              3,970,400
657,933

--------------------------------
Net increase in net assets resulting from
operations                                              3,581,115
550,889

------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND/OR DISTRIBUTIONS TO SHAREHOLDERS
------------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income
                                            (554,603)              --
------------------------------------------------------------------------------------------------------------------------------
Distributions from net realized gain
                                        (979,532)              --
------------------------------------------------------------------------------------------------------------------------------
Tax return of capital distribution
                                  (2,279,348)              --

------------------------------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST TRANSACTIONS
------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from beneficial interest
transactions                       80,065,194       25,000,000

------------------------------------------------------------------------------------------------------------------------------
NET ASSETS
------------------------------------------------------------------------------------------------------------------------------
Total increase

79,832,826       25,550,889
------------------------------------------------------------------------------------------------------------------------------
Beginning of year

25,650,889          100,000 2

--------------------------------
End of year [including accumulated net investment loss of $1,559,634 and $0,
respectively]    $ 105,483,715     $ 25,650,889

================================

1. For the period from January 2, 2003 (commencement of operations) to March
31,
2003.

2. The Fund was initially capitalized with $100,000 of capital on December 16,
2002.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS For the Year Ended March 31, 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Net increase in net assets resulting from operations             $   3,581,115
--------------------------------------------------------------------------------
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Net realized gain on investments
(663,301)
Net change in unrealized appreciation on investments
(3,970,400)
Purchases of investments
(107,000,000)
Proceeds from sales of investments                                  21,213,315
Increase in receivable for investment funds sold
(2,168,587)
Increase in deferred ongoing offering costs
(63,061)
Decrease in receivable from Adviser                                      2,878
Increase in payable for investment fund purchased                    3,500,000
Increase in management fee payable                                      48,770
Increase in professional fees payable                                    2,084
Increase in administration fee payable                                   4,869
Decrease in Trustees' fees and expenses payable
(1,220)
Increase in miscellaneous fees payable                                   4,785
                                                                 -------------
Net cash used in operating activities
(85,508,753)

--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES 1
--------------------------------------------------------------------------------
Proceeds from shares of beneficial interest sold                    86,251,711

--------------------------------------------------------------------------------
Net increase in cash and cash equivalents                              742,958
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                       1,329,516
                                                                 -------------
Cash and cash equivalents at end of year                         $   2,072,474
                                                                 =============

1. Non-cash financing activities not included herein consist of reinvestment of
dividends and distributions of $3,813,483.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

YEAR ENDED MARCH 31,                                      2004          2003 1
------------------------------------------------------------------------------------

PER SHARE OPERATING DATA
------------------------------------------------------------------------------------
Net asset value, beginning of period                    $ 1,021.95      $
1,000.00
------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment loss 2                                       (17.82)
(4.26)
Net realized and unrealized gain                             82.47
26.21

--------------------------
Total income from investment operations                      64.65
21.95
------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income
(7.16)             --
Distributions from net realized gain
(12.66)             --
Tax return of capital distribution
(29.46)             --

--------------------------
Total dividends and/or distributions to shareholders
(49.28)             --
------------------------------------------------------------------------------------
Net asset value, end of period                          $ 1,037.32      $
1,021.95

==========================

------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE 3                            6.22%
2.20%
------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
------------------------------------------------------------------------------------
Net assets, end of period (in thousands)                $  105,484      $
25,651
------------------------------------------------------------------------------------
Ratios to average net assets: 4
Net investment loss                                          (1.71)%
(1.68)%
Total expenses                                                1.89%
2.46%
Expenses, net of waiver of expenses by the Adviser            1.75%
1.75%
------------------------------------------------------------------------------------
Portfolio turnover rate 5
38%              0%

1. For the period from January 2, 2003 (commencement of operations) to March
31,
2003.

2. Based on average shares outstanding during each period.

3. Assumes an investment on the last valuation date prior to the first day of the fiscal period, with all dividends and distributions reinvested in additional
shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not
annualized for periods of less than one full year. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

4. Annualized for periods of less than one full year.

5. Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average fair value of investments in Investment Funds.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. ORGANIZATION

OFI Tremont Core Diversified Hedge Fund ("The Fund") was organized as a business
trust in the Commonwealth of Massachusetts on May 24, 2002 and commenced operations on January 2, 2003 as a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek to generate consistently absolute returns over various market cycles. The Fund seeks to achieve this objective by investing primarily in private investment partnerships and similar
investment vehicles ("Investment Funds") that are managed by a select group of alternative asset managers employing a wide range of specialized investment strategies.

      OFI Institutional Asset Management, Inc. (the "Adviser"), a wholly-owned subsidiary of OppenheimerFunds, Inc. ("OFI"), serves as the investment adviser of the Fund subject to the ultimate supervision of and subject to any policies established by the Board of Trustees (the "Board") of the Fund, pursuant to the
terms of the investment advisory agreement with the Fund (the "Advisory
Agreement"). Pursuant to the Advisory Agreement, the Adviser is responsible for
developing, implementing and supervising the Fund's investment program. The
Adviser is authorized, subject to the approval of the Board, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these
services.

      Tremont Partners, Inc. (the "Investment Manager"), an affiliate of the
Adviser, has been retained to serve as the Fund's Investment Manager and is responsible for providing day-to-day investment management services to the
Fund,
subject to the supervision of the Adviser.

      OFI is wholly-owned by Oppenheimer Acquisition Corp., a holding company ultimately controlled by Massachusetts Mutual Life Insurance Company. OFI and
the Investment Manager are registered as investment advisers under the
Investment Advisers Act of 1940, as amended.

      Shares are offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board based on the net asset value per share of the Fund. Shares are being offered only to qualified investors that meet all requirements to invest in the Fund. The Fund's shares are not listed for trading on a securities exchange.

      The Fund from time to time may offer to repurchase outstanding shares based on the Fund's net asset value per share pursuant to written tenders from shareholders. Repurchase offers will be made at such times and on such terms as
may be determined by the Board, in its sole discretion, and generally will be offered to repurchase at a specified dollar amount of outstanding shares.
Generally, the Fund will offer to repurchase shares four times each year, as of
the last business day of March, June, September and December. A redemption fee payable to the Fund equal to 1.00% of the value of shares repurchased by the
Fund will apply if the date as of which the shares are to be valued for purposes
of repurchase is less than one year following the date of a shareholder's initial investment in the Fund. If applicable, the redemption fee will be deducted before payment of the proceeds of a repurchase. The fee, which is retained by the Fund, is accounted for as an addition to paid-in capital. The
Fund anticipates that the Board will limit each repurchase to no more than 25%
of the Fund's total assets, although the limit for any one repurchase may be lower. The Fund will generally pay the value of the shares repurchased approximately one month after the value of the shares to be repurchased is determined. If all shares owned by a shareholder are repurchased, the shareholder will receive an initial payment equal to 95% of the estimated value
of the shares and the balance due will be determined and paid promptly after completion of the year end audit of the Fund.

--------------------------------------------------------------------------------
2. SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are in conformity with accounting
principles generally accepted in the United States of America, which require the
Adviser to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements, including the estimated fair value of investments. Such policies are consistently followed by the Fund in preparation
of its financial statements. The Adviser believes that the estimates

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2. SIGNIFICANT ACCOUNTING POLICIES Continued

utilized in preparing the Fund's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

      In the ordinary course of business, the Fund enters into contracts that contain a variety of indemnifications. The Fund's maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

--------------------------------------------------------------------------------
PORTFOLIO VALUATION. The net asset value of the Fund is computed, generally monthly, as of the close of business on the following days: (i) the last day of
each fiscal year, (ii) the date preceding the date as of which any shares of the
Fund are purchased, and (iii) any day as of which the Fund repurchases any shares. The Fund's net asset value is the value of the Fund's assets less its liabilities divided by the shares outstanding. The net asset value is computed in accordance with the pricing policies and procedures adopted by the Board.

      The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each
Investment Fund. These Investment Funds value their underlying investments in accordance with policies established by such Investment Funds, as described in each of their financial statements and offering memoranda. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the
Investment Funds' managers pursuant to the Investment Funds' agreements. Where no value is readily available from an Investment Fund or where a value supplied
by an Investment Fund is deemed not to be indicative of its value, the
Investment Fund will be valued at fair value as determined in good faith by the
Board or in accordance with procedures adopted by the Board. In accordance with
the Advisory Agreement, the Advisor values the Fund's assets based on such reasonably available relevant information as it considers material. Because of the inherent uncertainty of valuation, the values of the Fund's investments may
differ significantly from the values that would have been used had a ready market for the investments held by the Fund been available.

--------------------------------------------------------------------------------
INCOME RECOGNITION AND EXPENSES. Interest income is recorded on the accrual basis. Income, expenses and realized and unrealized gains and losses are recorded monthly. The change in an Investment Fund's net asset value is included
in net change in unrealized appreciation (depreciation) on investments on the statement of operations. Realized gains and losses on withdrawals from
Investment Funds are recognized on a cost recovery basis.

      The Fund bears all expenses incurred in its business, including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Fund's account; legal fees; accounting and auditing fees; custodial fees; costs of computing the Fund's net asset value;
costs of insurance; registration expenses; expenses of meetings of the Board
and
shareholders; all costs with respect to communications to shareholders; and
other types of expenses as may be approved from time to time by the Board.
Ongoing offering costs are capitalized and amortized to expense over twelve months on a straight line basis.

      The Adviser directly assumed all offering costs associated with the initial registration and initial offering of shares. In addition, the Adviser assumed all organizational expenses directly at the time of the seeding of the
Fund.

--------------------------------------------------------------------------------
FEDERAL TAXES. The Fund intends to comply with the provisions of the Internal
Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income, including any net realized gain on investments not offset by capital loss carryforwards, if any, to shareholders. Therefore, no federal income or excise tax provision is required.

The tax components of capital shown in the table below represent distribution requirements the Fund must satisfy under the income tax regulations, losses the
Fund may be able to offset against income and gains realized in future years
and
unrealized appreciation or depreciation on Investment Funds for federal income tax purposes.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND
                                                               NET UNREALIZED
                                                                 APPRECIATION
                                                             BASED ON COST OF
UNDISTRIBUTED     UNDISTRIBUTED           ACCUMULATED        INVESTMENT FUNDS
NET INVESTMENT        LONG-TERM                  LOSS      FOR FEDERAL INCOME
INCOME                     GAIN        CARRYFORWARD 1            TAX PURPOSES
--------------------------------------------------------------------------------
$--                         $--               $59,073              $2,764,728

1. The Fund had $59,073 of post-October foreign currency losses which were deferred.

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in
which the income or net realized gain was recorded by the Fund. Accordingly, the
following amounts have been reclassified for March 31, 2004. Net assets of the
Fund were unaffected by the reclassifications.

                                      INCREASE TO
                                  ACCUMULATED NET                REDUCTION TO
REDUCTION TO                     REALIZED LOSS ON             ACCUMULATED NET
PAID-IN CAPITAL           INVESTMENT TRANSACTIONS             INVESTMENT LOSS
-----------------------------------------------------------------------------
$2,280,090                                $46,813                  $2,326,903

The tax character of distributions paid during the periods ended March 31,
2004
and March 31, 2003 was as follows:

                                              YEAR ENDED         PERIOD ENDED
                                          MARCH 31, 2004     MARCH 31, 2003 1
-----------------------------------------------------------------------------
Distributions paid from:
Ordinary income                               $1,512,963                  $--
Long-term capital gain                            21,172                   --
Return of capital                              2,279,348                   --
                                              -------------------------------
Total                                         $3,813,483                  $--
                                              ===============================

1. For the period from January 2, 2003 (commencement of operations) to March
31,
2003.

The primary difference between the book and tax appreciation or depreciation of
securities and other investments, if applicable, is attributable to adjustments
to the tax basis of investments based on allocation of income and distributions
from investments in partnerships and the tax realization of financial statement
unrealized gain or loss. In addition, the cost of investments for Federal income
tax purposes is adjusted for items of taxable income allocated to the Fund from
the Investment Funds. The allocated taxable income is reported to the Fund by each Investment Fund on Schedule K-1. The aggregate cost of Investment Funds
and
the composition of unrealized appreciation and depreciation on Investment
Funds
for federal income tax purposes as of March 31, 2004 are noted below.

Federal tax cost of securities    $ 112,088,623
                                  =============
Gross unrealized appreciation     $   2,775,500
Gross unrealized depreciation           (10,772)
                                  -------------
Net unrealized appreciation       $   2,764,728
                                  =============

--------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date. Income and capital gain distributions, if
any, are declared and paid annually.

--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of monies invested
in money market deposit accounts sponsored by Citibank, N.A. The Fund treats all
financial instruments that mature within three months as cash equivalents.
Cash
equivalents are valued at cost plus accrued interest which approximates market value.

--------------------------------------------------------------------------------
RECLASSIFICATIONS. Certain of the amounts presented in the statement of assets and liabilities for the period ended March 31, 2003 have been reclassified to conform to the current year's presentation for the statement of cash flows.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS  Continued
--------------------------------------------------------------------------------

3. MANAGEMENT FEE, RELATED PARTY TRANSACTIONS AND OTHER

As compensation for services provided by the Adviser under the Advisory
Agreement, the Fund pays the Adviser a monthly fee (the "Management Fee")
computed at an annual rate of 1.50% of the Fund's net assets determined as of the last day of each month (before any repurchases of shares). For the year ended March 31, 2004, the Management Fee incurred by the Fund was $935,344.
The
Adviser pays a monthly fee to the Investment Manager equal to 50% of the
Management Fee earned by the Adviser pursuant to the Advisory Agreement. The fee
is payable to the Investment Manager by the Adviser and not the Fund.

      In addition, the Adviser has voluntarily agreed to waive a portion of its
Management Fee in order to limit total expenses of the Fund to 1.75% of the average monthly net assets of the Fund. For the year ended March 31, 2004, the
Adviser waived management fees in the amount of $84,904.

      Under the terms of an administration agreement (the "Administration
Agreement") with the Fund, the Adviser provides certain administrative services
to the Fund, including, among others things, providing office space and other support services and personnel as necessary to provide such administration, accounting and shareholder services to the Fund. In consideration for these services, the Fund pays the Adviser a monthly fee (the "Administration Fee")
computed at an annual rate of 0.15% of the Fund's net assets determined as of the last day of each month. For the year ended March 31, 2004, the
Administration Fee incurred by the Fund was $93,546. The Adviser has retained the Investment Manager to provide the administration services subject to the supervision of the Adviser. The Adviser pays a monthly fee to the Investment
Manager equal to 100% of the Administration Fee earned by the Adviser pursuant to the Administration Agreement. This fee is payable to the Investment Manager by the Adviser and not the Fund.

      The Adviser intends to pay a portion of its Management Fee, not to exceed
20% of its Management Fee, to qualifying brokers, dealers and financial advisers
that provide ongoing investor services and account maintenance services to shareholders that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling shareholder inquiries regarding the Fund; assisting in the enhancement of relations and communications
between shareholders and the Fund; assisting in the establishment and maintenance of shareholder accounts with the Fund; assisting in the maintenance
of Fund records containing shareholder information; and providing such other information and shareholder liaison services as the Adviser may reasonably request. This fee is payable by the Adviser and not the Fund.

      OFI owned 16,625.751 and 25,100 shares of the Fund, valued at
$17,246,224
and $25,650,889, respectively, as of March 31, 2004 and March 31, 2003. The shareholder redemption payable of $10,000,000 at March 31, 2004 was due to a redemption made by OFI.

      Under the General Distributor's Agreement with the Fund,
OppenheimerFunds
Distributor, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor is an affiliate of the Adviser and the Investment
Manager.

      A majority of the Board is comprised of persons who are independent with respect to the Fund. Each Board member who is not an employee of the Adviser,
or
one of its affiliates, receives an annual retainer, plus a fee for each meeting
attended. Additionally, these Board members are reimbursed by the Fund for all reasonable out of pocket expenses.

      Citibank, N.A. serves as custodian of the Fund's assets and provides custodial services for the Fund.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

4. SHARES OF BENEFICIAL INTEREST

The Fund has authorized an unlimited number of $.001 par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                                 YEAR ENDED MARCH 31, 2004
PERIOD ENDED MARCH 31, 2003 1, 2
                                                   SHARES
AMOUNT           SHARES          AMOUNT
------------------------------------------------------------------------------------------------------------

Subscriptions                                  82,634.625     $
86,251,711       25,000.000    $ 25,000,000
Dividends and/or distributions reinvested       3,594.472
3,813,483               --              --
Redemptions                                    (9,640.227)
(10,000,000)              --              --

-------------------------------------------------------------
Net increase                                   76,588.870     $
80,065,194       25,000.000    $ 25,000,000

=============================================================

1. For the period from January 2, 2003 (commencement of operations) to March
31,
2003.

2. The Fund was initially capitalized with $100,000 on December 16, 2002.

--------------------------------------------------------------------------------
5. INVESTMENTS IN INVESTMENT FUNDS

At March 31, 2004, the Fund had investments in Investment Funds, none of which were related parties. The agreements related to investments in Investment
Funds
provide for compensation to the Investment Funds' managers/ general partners in
the form of management fees ranging from 1.0% to 2.0% annually of net assets
and
performance incentive fees/allocations ranging from 10% to 25% of net profits earned. The Investment Funds provide for periodic redemptions ranging from monthly to annually with lock up provisions of up to eighteen months from initial invest- ment. Information related to each Investment Fund is included on
the statement of investments. At March 31, 2004, the Fund had approximately
6.8%
of capital invested in Investment Funds with lock-up provisions extending one year from March 31, 2004.

For the year ended March 31, 2004, the aggregate cost of purchases and proceeds
from sales of Investment Funds were $107,000,000 and $21,213,315, respectively.

--------------------------------------------------------------------------------
6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Investment Funds in which the Fund invests
trade various financial instruments and enter into various investment activities
with off-balance sheet risk. These activities may include, but are not limited to, short selling activities, writing option contracts and interest rate, credit
default and total return equity swap contracts. The Fund's risk of loss in these
Investment Funds is limited to the value of these investments reported by the
Fund.

--------------------------------------------------------------------------------
7. SUBSEQUENT EVENTS

Effective April 1, 2004 and May 1, 2004, the Fund received initial and additional contributions from shareholders of approximately $63,833,500 and
$10,202,600, respectively.

OFI TREMONT CORE DIVERSIFIED HEDGE FUND

--------------------------------------------------------------------------------

FEDERAL INCOME TAX INFORMATION  Unaudited
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In early 2005, if applicable, shareholders of record will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 2004. Regulations of the U.S. Treasury Department require the
Fund
to report this information to the Internal Revenue Service.

      Dividends and distributions of $49.28 per share were paid to shareholders,
on December 1, 2003, of which $0.27 was designated as a "capital gain distribution" for federal income tax purposes. Whether received in stock or in cash, the capital gain distribution should be treated by shareholders as a gain
from the sale of the capital assets held for more than one year (long-term capital gains).

      If applicable, dividends paid by the Fund during the fiscal year ended
March 31, 2004 which are not designated as capital gain distributions should be
multiplied by 3.42% to arrive at the amount eligible for the corporate dividend-received deduction.

      A portion of the dividends paid by the Fund are eligible for the lower individual income tax rates to the extent that the Fund has received qualified dividend income. $91,392 of the Fund's fiscal year taxable income is qualified dividend income. If applicable, dividends paid by the Fund during the fiscal year ended March 31, 2004 which are not designated as capital gain distributions
should be multiplied by 6.04% to arrive at the amount eligible for the individual qualified dividend income tax rate.

      Some states or localities do not tax mutual fund dividends that are derived, in whole or in part, from interest earned on securities issued by the
U.S. Government, its agencies or instrumentalities. If applicable, dividends paid by the Fund during the fiscal year ended March 31, 2004 which are not designated as capital gain distributions should be multiplied by 6.55% to arrive
at the amount of interest earned by the Fund on securities issued by the US
Treasury.

      The foregoing information is presented to assist shareholders in reporting
distributions received from the Fund to the Internal Revenue Service. Because of
the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend
that you consult your tax advisor for specific guidance.

                                  Appendix A

                           Industry Classifications
Interrogatory no. 1.

Interrogatory no. 1.    Basic Materials

1)    Chemicals
2)    Forest Products & Paper
3)    Iron/Steel
4)    Mining
B)    Communications

5)    Advertising
6)    Internet
7)    Media
8)    Telecommunications
C)    Consumer, (Cyclical)

9)    Airlines
10)   Apparel
11)   Auto Manufacturers
12)   Auto Parts & Equipment
13)   Distribution/Wholesale
14)   Entertainment
15)   Food Service
16)   Home Builders
17)   Home Furnishings
18)   Housewares
19)   Leisure Time
20)   Lodging
21)   Office furnishings
22)   Retail
23)   Storage/Warehousing
24)   Textiles
25)   Toys/Games/Hobbies
D)    Consumer, (Non-Cyclical)

26)   Agriculture
27)   Beverages
28)   Biotechnology
29)   Commercial Services
30)   Cosmetics/Personal Carte
31)   Food
32)   Healthcare-Products
33)   Healthcare-Services
34)   Household Products/Wares
35)   Pharmaceuticals
E)    Diversified

36)   Holding Companies-Divers
F)    Energy

37)   Coal
38)   Energy-alternate Sources
39)   Oil & Gas
40)   Oil & Gas Services
41)   Pipelines
G)    Financial

42)   Banks
43)   Closed-end Funds
44)   Country Funds-Closed-end
45)   Diversified Financial Service
46)   Insurance
47)   Investment Companies
48)   REITS
49)   Real Estate
50)   Savings 7 Loans
51)   Venture Capital
H)    Industrial

52)   Aerospace/Defense
53)   Building Materials
54)   Electrical Company & Equipment
55)   Electronics
56)   Engineering & construction
57)   Environmental Control
58)   Hand Machine Tools
59)   Machinery - Construction & mining
60)   Machinery - Diversified
61)   Metal Fabricates/Hardware
62)   Miscellaneous Manufacture
63)   Packaging & Containers
64)   Shipbuilding
65)   Transportation
66)   Trucking & Leasing
I)    Technology

67)   Computers
68)   Office/Business Equipment
69)   Semiconductors
70)   Software
J)    Utilities

71)   Electric
72)   Gas
73)   Water

OFI Tremont Core Diversified Hedge Fund
6803 South Tucson Way
Centennial, Colorado 80112

1.866.634.6220

Adviser

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10281-1008

Investment Manager

Tremont Partners, Inc.
555 Theodore Fremd Avenue
Corporate Center at Rye
Rye, New York 10580
1.914.925.1140

Distributor
OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10281-1008

Transfer Agent
OppenheimerFunds Services
6803 South Tucson Way
Centennial, CO 80112

Custodian Bank
Citibank, N.A.
399 Park Avenue
New York, NY 10043

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10036

Fund Counsel

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10036

                   OFI TREMONT CORE DIVERSIFIED HEDGE FUND

                                   FORM N-2

                                    PART C
                              OTHER INFORMATION

Item 24.    Financial Statements and Exhibits
---------------------------------------------

(1)   Financial Statements:

            Registrant's   audited   financial   statements   for  the  period
commencement  of  operations  (January 2, 2004)  through  fiscal  period ended
March 31, 2004: Filed herewith.

(2)   Exhibits:

(a)   (i)  Declaration  of Trust dated as of May 24,  2002:  Previously  filed
         with  Registrant's   Registration   Statement,   June  4,  2002,  and
         incorporated herein by reference.

         (ii)  Amended and  Restated  Declaration  of Trust dated  October 16,
         2002:  Previously  filed  with  Pre-Effective   Amendment  No.  1  to
         Registrant's  Registration  Statement,   10/18/02,  and  incorporated
         herein by reference.

(b)   By-Laws:   previously  filed  with  Pre-Effective  Amendment  No.  2  to
         Registrant's  Registration  Statement,   12/18/02,  and  incorporated
         herein by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

(f)   Not applicable.

(g)   (i)  Amended  and  Restated   Investment   Advisory  Agreement  -  Filed
         herewith.

         (ii) Amended and Restated Investment  Sub-Advisory  Agreement - Filed
         herewith.

(h)   (i)   General   Distributor's   Agreement   -   Previously   filed  with
         Pre-Effective   Amendment   No.   1  to   Registrant's   Registration
         Statement, 10/22/02, and incorporated herein by reference.

         (ii)   Form   of   Selling   Agreement    between    OppenheimerFunds
         Distributor,   Inc.  and  selected  dealers:  Previously  filed  with
         Pre-Effective  Amendment  No.  1 to  the  Registration  Statement  of
         Oppenheimer  Tremont Market  Neutral Fund,  LLC (Reg. No.  333-71716,
         12/7/01) and incorporated herein by reference.

         (iii)   Form   of   Selling   Agreement   between    OppenheimerFunds
         Distributor,   Inc.  and  selected  registered  investment  advisers:
         Previously filed with  Pre-Effective  Amendment No. 1 to Registrant's
         Registration   Statement,   10/22/02,   and  incorporated  herein  by
         reference.

(i)   Not applicable.

(j)   Custody Agreement - Previously filed with Pre-Effective  Amendment No. 1 to Registrant's  Registration  Statement,  10/22/02, and incorporated herein by reference.

(k)   (i)  Escrow  Agreement  with  Citibank,  N.A.  -  Previously  filed with
         Pre-Effective   Amendment   No.   1  to   Registrant's   Registration
         Statement, 10/22/02, and incorporated herein by reference.

         (ii)  Amended  and  Restated  Administration  Agreement  between  the
         Registrant and OppenheimerFunds, Inc. - Filed herewith.

         (iii)  Amended  and  Restated  Sub-Administration  Agreement  between
         OppenheimerFunds, Inc. and Tremont Partners, Inc. - Filed herewith.

         (iv)  Fund  and  Investor   Accounting   Services  Agreement  between
         OppenheimerFunds,  Inc.  and  selected  broker-dealers  or  financial advisers - Previously  filed with  Pre-Effective  Amendment  No. 2 to
         Registrant's  Registration  Statement,   12/18/02,  and  incorporated
         herein by reference.

(l)   Opinion and Consent of Mayer,  Brown, Rowe & Maw - Previously filed with
         Pre-Effective   Amendment   No.   2  to   Registrant's   Registration
         Statement, 12/18/02, and incorporated herein by reference.

(m)   Not applicable.

(n)   Opinion and Consent of Independent Accountants - Filed herewith.

(o)   Not applicable.

(p)   Investment Letter from OFI Institutional Investment Management,  Inc. to
         Registrant:  - Previously filed with Pre-Effective Amendment No. 2 to
         Registrant's  Registration  Statement,   12/18/02,  and  incorporated
         herein by reference.

(q)   Not applicable.

(r)   Code of Ethics of the  Oppenheimer/Tremont  Funds dated as November  19,
         2001  under  Rule  17j-1  of the  Investment  Company  Act  of  1940:
         Previously filed with  Pre-Effective  Amendment No. 2 to Registrant's
         Registration   Statement,   12/18/02,   and  incorporated  herein  by
         reference.

Item 25.    Marketing Arrangements
----------------------------------

      Not applicable.

Item 26.    Other Expenses of Issuance and Distribution
-------------------------------------------------------

      Registration fees     $[     ]
      Legal fees             [     ]
      NASD fees              [     ]
      Blue Sky fees          [     ]
      Accounting fees        [     ]
      Printing               [     ]
      Miscellaneous          [     ]
                             -------

            Total           $[     ]

Item 27.    Persons Controlled by or Under Common Control with the Registrant
-----------------------------------------------------------------------------

      None.

Item 28.    Number of Holders of Securities
-------------------------------------------

      As of __________, the number of record holders of each class of securities of the registrant, is shown below:

                        (1)                             (2)
                    Title of Class             Number of Recordholders
                    --------------             -----------------------

            Shares of beneficial interest

Item 29.    Indemnification
---------------------------

      Reference is made to the  provisions  of Article  Seven of  Registrant's
Amended  and   Restated   Declaration   of  Trust  filed  as  Exhibit  24  (1)
to  this Registration Statement, and incorporated herein by reference.

      Insofar  as   indemnification   for   liabilities   arising   under  the
Securities   Act  of  1933  may  be  permitted   to  trustees,   officers  and
controlling  persons of  Registrant  pursuant to the  foregoing  provisions or
otherwise,   Registrant   has  been   advised  that  in  the  opinion  of  the
Securities  and Exchange  Commission  such  indemnification  is against public policy  as  expressed  in  the  Securities  Act of  1933  and  is,  therefore,
unenforceable.   In  the  event  that  a  claim  for  indemnification  against
such   liabilities   (other  than  the  payment  by   Registrant  of  expenses
incurred   or  paid  by  a   trustee,   officer  or   controlling   person  of
Registrant   in   the   successful   defense   of   any   action,    suit   or
proceeding)   is   asserted   by  such   trustee,   officer   or   controlling
person,  Registrant  will,  unless in the  opinion of its  counsel  the matter
has  been   settled   by   controlling   precedent,   submit  to  a  court  of
appropriate   jurisdiction  the  question  whether  such   indemnification  by
it is against  public  policy as expressed in the  Securities  Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.    Business and Other Connections of the Investment Adviser
--------------------------------------------------------------------

(a)   OppenheimerFunds,  Inc. is the investment adviser of the Registrant;  it and certain  subsidiaries  and affiliates act in the same capacity to
         other  investment  companies,   including  without  limitation  those
         described in Parts A and B hereof and listed in Item 30(b) below.

(a)   There  is  set  forth  below  information  as  to  any  other  business, profession,  vocation or employment of a substantial  nature in which each  officer and  director of  OppenheimerFunds,  Inc. is, or at any time during the past two fiscal  years has been,  engaged for his/her own  account  or in the  capacity  of  director,  officer,  employee, partner or trustee.

---------------------------------------------------------------------------------
Name  and   Current   Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Timothy L. Abbuhl,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Agan,                   Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.,  Shareholder Financial Services,  Inc., OFI
                               Private  Investments,  Inc. and Centennial  Asset
                               Management Corporation;  Senior Vice President of
                               Shareholders Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Janette Aprilante,             Secretary     (since     December    2001)    of:
Vice President & Secretary     OppenheimerFunds  Distributor,  Inc.,  Centennial
                               Asset   Management    Corporation,    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset  Management,  Inc.,  Shareholder  Financial
                               Services,  Inc.,  Shareholder Services,  Inc. and
                               OppenheimerFunds   Legacy   Program.    Secretary
                               (since   June   2003)   of:   HarbourView   Asset
                               Management Corporation,  OFI Private Investments,
                               Inc.  and  OFI  Institutional  Asset  Management,
                               Inc.  Assistant  Secretary  (since December 2001)
                               of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Baker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Connie Bechtolt,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lalit K. Behal                 Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gerald Bellamy,                Assistant  Vice  President  of OFI  Institutional
Assistant Vice President       Asset Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Victoria Best,                 Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig Billings,                Formerly  President of Lorac  Technologies,  Inc.
Assistant Vice President       (June 1997-July 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert J. Bishop,              Treasurer     (since     October     2003)     of
Vice President                 OppenheimerFunds     Distributor,     Inc.    and
                               Centennial Asset Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Blinzer,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa I. Bloomberg,             Formerly   First  Vice  President  and  Associate
Vice President & Associate     General  Counsel of UBS  Financial  Services Inc.
Counsel                        (May 1999-May 2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Veronika Boesch,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antulio N. Bomfim,             A  senior  economist  with  the  Federal  Reserve
Vice President                 Board (June 1992-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Bonomo,                 None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michelle Borre Massick,        None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Boydell,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Bromberg,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Buckmaster,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Burns,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce Burroughs,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claudia Calich,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeoffrey Caan,                 Formerly  Vice  President  of ABN AMRO  NA,  Inc.
Vice President                 (June  2002 - August  2003);  Vice  President  of
                               Zurich Scudder  Investments  (January 1999 - June
                               2002)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine Carroll,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements,           None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Cornwell,                Vice  President of  Centennial  Asset  Management
Vice President                 Corporation and Shareholder  Financial  Services,
                               Inc.;   Senior  Vice   President  of  Shareholder
                               Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George Curry,                  None.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Damian,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randall C. Dishmon,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven D. Dombrower,           Senior    Vice    President    of   OFI   Private
Vice President                 Investments,     Inc.;    Vice    President    of
                               OppenheimerFunds Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Edmiston,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Robert Erven             Formerly  an  Assistant   Vice   President/Senior
Assistant Vice President       Trader with Morgan Stanley Investment  Management
                               (1999-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George R. Evans,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Falicia,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Farrar,               Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Emmanuel Ferreira,             Formerly  a  portfolio   manager   with   Lashire
Vice President                 Investments (July 1999-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald H. Fielding,            Vice President of  OppenheimerFunds  Distributor,
Senior Vice President;         Inc.;  Director of ICI Mutual Insurance  Company;
Chairman: Rochester Division   Governor of St. John's  College;  Chairman of the
                               Board of  Directors  of  International  Museum of
                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Finley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jordan Hayes Foster,           Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
P. Lyman Foster,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Foxhoven,                Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dominic Freud,                 Formerly,   a   Partner   and   European   Equity
Vice President                 Portfolio  manager  at  SLS  Management  (January
                               2002-February  2003)  prior  to which he was head
                               of  the  European   equities  desk  and  managing
                               director at SG Cowen (May 1994-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan Gagliardo,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan P. Gangemi,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mike Goldverg,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bejamin J. Gord,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management,   Inc.  Formerly  Executive  Director
                               with  Miller  Anderson  Sherrerd,  a division  of
                               Morgan  Stanley  Investment  Management.   (April
                               1992-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert B. Grill,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Gwynn,                  None
Vice President: Rochester
                                    Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ping Han,                      None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Huttlin,                  Senior   Vice   President    (Director   of   the
Vice President                 International  Division)  (since January 2004) of
                               OFI   Institutional   Asset   Management,   Inc.;
                               Director  (since  June 2003) of  OppenheimerFunds
                               (Asia) Limited
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve P. Ilnitzki,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bridget Ireland,               Vice   President    (since   January   2004)   of
Vice President                 OppenheimerFunds   Distributor   Inc.   Formerly,
                               Director  of  INVESCO  Distributors  Inc.  (April
                               2000-December 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen T. Ives,              Vice   President  and   Assistant   Secretary  of
Vice President and Assistant   OppenheimerFunds     Distributor,     Inc.    and
Secretary                      Shareholder  Services,  Inc.; Assistant Secretary
                               of  Centennial  Asset   Management   Corporation,
                               OppenheimerFunds  Legacy Program and  Shareholder
                               Financial Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Jaume,                 Senior  Vice  President  of   HarbourView   Asset
Vice President                 Management   Corporation  and  OFI  Institutional
                               Asset  Management,  Inc.;  Director  of OFI Trust
                               Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Johnson,          Formerly       Vice       President,       Senior
Assistant Vice President       Analyst/Portfolio   Manager  at  Aladdin  Capital
                               Holdings Inc. (February 2001-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Kandilis,              Formerly  managing  director of Kandilis  Capital
Assistant Vice President       Management (September 1993-August 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer E. Kane,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant  Treasurer of  OppenheimerFunds  Legacy
Senior Vice President          Program
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter G. Konops,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Lamentino,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Latino,                   Formerly a Senior  Trader/Portfolio  Engineer  at
Assistant Vice President       Jacobs Levy Equity  Management (June  1996-August
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Lawrence,             Formerly     Assistant    Vice    President    of
Vice President                 OppenheimerFunds,   Inc.   (November   2002-March
                               2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Guy E. Leaf,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (January 2000-September 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dina C. Lee,                   Formerly    (until   December   2003)   Assistant
Assistant Vice President &     Secretary of OppenheimerFunds Legacy Program.
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randy Legg,                    Formerly   an   associate    with   Dechert   LLP
Assistant Vice President &     (September 1998-January 2004).
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dana Lehrer,                   Assistant Secretary of Oppenheimer Legacy Program
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Leitzinger,              Senior Vice  President of  Shareholder  Services,
Vice President                 Inc.;  Vice  President of  Shareholder  Financial
                               Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice President & Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice   President   of    Shareholder    Financial
Vice President                 Services,  Inc.  and  Senior  Vice  President  of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dongyan Ma,                    Formerly  an  Assistant   Vice   President   with
Assistant Vice President       Standish   Mellon   Asset   Management   (October
                               2001-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Magee,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry Mandzij,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angelo G. Manioudakis          Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation and of OFI  Institutional
                               Asset   Management,   Inc.   Formerly   Executive
                               Director  and   portfolio   manager  for  Miller,
                               Anderson  &   Sherrerd,   a  division  of  Morgan
                               Stanley Investment  Management (August 1993-April
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Mattisinko,              Assistant  Secretary  (as  of  January  2004)  of
Vice President                 HarbourView    Asset   Management    Corporation,
                               OppenheimerFunds   Legacy  Program,  OFI  Private
                               Investments,  Inc.  and OFI  Institutional  Asset
                               Management,  Inc. Formerly an Associate at Sidley
                               Austin Brown and Wood LLP (1995 - October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Elizabeth McCormack,           Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles L. McKenzie,           As  of  May  2003:   Chief   Executive   Officer,
Senior Vice President          President,  Senior Managing Director and Director
                               of HarbourView  Asset Management  Corporation and
                               OFI   Institutional   Asset   Management,   Inc.;
                               President,   Chairman  and  Director  of  Trinity
                               Investment Management Corporation
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joy Milan,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Nikolaos D. Monoyios,          None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Moon,                  Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management,  Inc. Formerly an Executive  Director
                               and  Portfolio  Manager  with  Miller  Anderson &
                               Sherrerd,    a   division   of   Morgan   Stanley
                               Investment Management (June 1999-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Murphy,                   Director of OppenheimerFunds  Distributor,  Inc.,
Chairman, President, Chief     Centennial    Asset    Management    Corporation,
Executive Officer & Director   HarbourView  Asset  Management  Corporation,  OFI
                               Private  Investments,   Inc.,  OFI  Institutional
                               Asset   Management,    Inc.,    Tremont   Capital
                               Management,    Inc.   and   Trinity   Investments
                               Management Corporation;  President and Management
                               Director  of   Oppenheimer   Acquisition   Corp.;
                               President    and    Director    of    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset Management,  Inc.; Chairman and Director of
                               Shareholder   Financial   Services,    Inc.   and
                               Shareholder   Services,   Inc.;   Executive  Vice
                               President of MassMutual  Life Insurance  Company;
                               director of DLB Acquisition Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Murray,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John O'Hare,                   Formerly  Executive  Vice President and Portfolio
Vice President                 Manager  (June 2000 - August 2003) and  Portfolio
                               Manager and Senior Vice President  (August 1997 -
                               June 2000) at Geneva Capital Management, Ltd.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lerae A. Palumbo,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Pergament,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Pfeffer,                 Formerly,  Director and Chief  Financial  Officer
Senior Vice President and      at   Citigroup   Asset    Management    (February
Chief Financial Officer        2000-February 2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gary Pilc,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter E. Pisapia,              Formerly,  Associate  Counsel at SunAmerica Asset
Assistant Vice President &     Management Corp. (December 2000-December 2002).
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raghaw Prasad,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian N. Reid,                 Formerly an Assistant  Vice  President with Eaton
Assistant Vice President       Vance Management (January 2000-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marc Reinganum,                Formerly  (until  August  2002)  Vaughn  Rauscher
Vice President                 Chair  in  Financial  Investments  and  Director,
                               Finance    Institute   of   Southern    Methodist
                               University, Texas.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Reiter,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Richardson,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacey Roode,                  Formerly,   Assistant  Vice  President  of  Human
Vice President                 Resources of OFI (200-July 2002)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacy Roth,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President   and   Director  of   OppenheimerFunds
Executive Vice President       Distributor,    Inc.   and    Centennial    Asset
                               Management Corporation;  Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew Ruotolo,                Vice   Chairman,   Treasurer,   Chief   Financial
Executive Vice President and   Officer and  Management  Director of  Oppenheimer
Director                       Acquisition  Corp.;  President  and  Director  of
                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial  Services,  Inc.;  Director  of Trinity
                               Investment  Management  Corporation;  Chairman of
                               the Board,  Chief  Executive  Officer,  President
                               and Director of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kim Russomanno,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rohit Sah,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tricia Scarlata,               Formerly,  Marketing Manager of OppenheimerFunds,
Vice President                 Inc. (April 2001-August 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rudi Schadt,                   Formerly  a   consultant   for  Arthur   Andersen
Assistant Vice President       (August 2001-February 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer L. Sexton,            Senior    Vice    President    of   OFI   Private
Vice President                 Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martha A. Shapiro,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Navin Sharma,                  Formerly,  Manager  at BNP  Paribas  Cooper  Neff
Vice President                 Advisors (May 2001-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven J. Sheerin,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward James Sivigny           Formerly  a  Director  for  ABN  AMRO  Securities
Assistant Vice President       (July 2001-July 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Enrique H. Smith,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marco Antonio Spinar,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur P. Steinmetz,           Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Stevens,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gregory J. Stitt,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John P. Stoma,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Deborah A. Sullivan,           Secretary  (since  December  2001)  of OFI  Trust
Assistant Vice President,      Company.
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mary Sullivan,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Temple,                   Formerly  a  Vice   President  of  Merrill  Lynch
Vice President                 (October 2001-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeaneen Terrio,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Toner,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eamon Tubridy,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith Tucker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Turner,               Formerly   portfolio   manager   for   Technology
Vice President                 Crossover Ventures (May 2000-March 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tane Tyler,                    Formerly Vice  President  and  Assistant  General
Vice President and Associate   Counsel at INVESCO Funds Group,  Inc.  (September
Counsel                        1991 - December 2003)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cameron Ullyat,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angela Utaro,                  None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark S. Vandehey,              Vice President of  OppenheimerFunds  Distributor,
Senior Vice President and      Inc.,  Centennial  Asset  Management  Corporation
Chief Compliance Officer       and Shareholder  Services,  Inc.  Formerly (until
                               March 2004) Vice  President of  OppenheimerFunds,
                               Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maureen Van Norstrand,         None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rene Vecka,                    Formerly Vice President of Shareholder  Services,
Assistant Vice President,      Inc. (September 2000-July 2003).
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Vermette,              Vice President of  OppenheimerFunds  Distributor,
Assistant Vice President       Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Walsh,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Walters,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa M. Ward,                Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry A. Webman,               Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher D. Weiler,         None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Barry D. Weiss,                Vice  President of HarbourView  Asset  Management
Vice President                 Corporation
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Melissa Lynn Weiss,            Formerly an Associate  at Hoguet  Newman & Regal,
Vice President                 LLP (January 1998-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christine Wells,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph J. Welsh,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Diederick Wermolder,           Director of  OppenheimerFunds  International Ltd.
Senior Vice President          and  OppenheimerFunds  plc; Senior Vice President
                               (Managing    Director   of   the    International
                               Division) of OFI Institutional  Asset Management,
                               Inc.;   Director   of   OppenheimerFunds   (Asia)
                               Limited.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine M. White,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor,   Inc.;   member  of  the   American
                               Society of Pension Actuaries (ASPA) since 1995.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Annabel Whiting,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William L. Wilby,              Formerly  Senior Vice  President  of  HarbourView
Senior Vice President          Asset   Management   Corporation  (May  1999-July
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna M. Winn,                 President,  Chief Executive  Officer and Director
Senior Vice President          of OFI Private  Investments,  Inc.;  Director and
                               President  of  OppenheimerFunds  Legacy  Program;
                               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Winston,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian W. Wixted,               Treasurer   of   HarbourView   Asset   Management
Senior Vice President and      Corporation;    OppenheimerFunds    International
Treasurer                      Ltd.,  Oppenheimer  Partnership  Holdings,  Inc.,
                               Oppenheimer   Real   Asset   Management,    Inc.,
                               Shareholder    Services,     Inc.,    Shareholder
                               Financial    Services,    Inc.,    OFI    Private
                               Investments,   Inc.,  OFI   Institutional   Asset
                               Management,   Inc.,   OppenheimerFunds   plc  and
                               OppenheimerFunds  Legacy  Program;  Treasurer and
                               Chief  Financial  Officer  of OFI Trust  Company;
                               Assistant  Treasurer of  Oppenheimer  Acquisition
                               Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Carol Wolf,                    Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation;  serves  on the Board of
                               the Colorado Ballet.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kurt Wolfgruber,               Director  of  Tremont  Capital  Management,  Inc.
Executive Vice President,      (since  July  20012),  and of  HarbourView  Asset
Chief Investment Officer and   Management   Corporation  and  OFI  Institutional
Director                       Asset Management, Inc. (since June 2003)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Caleb C. Wong,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward C. Yoensky,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Zachman,                  None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Zack                 General Counsel and Director of  OppenheimerFunds
Executive Vice President and   Distributor,  Inc.; General Counsel of Centennial
General Counsel                Asset   Management   Corporation;   Senior   Vice
                               President  and  General  Counsel  of  HarbourView
                               Asset    Management     Corporation    and    OFI
                               Institutional  Asset  Management,   Inc.;  Senior
                               Vice  President,  General Counsel and Director of
                               Shareholder     Financial     Services,     Inc.,
                               Shareholder    Services,    Inc.,   OFI   Private
                               Investments,  Inc.  and OFI Trust  Company;  Vice
                               President    and    Director    of    Oppenheimer
                               Partnership   Holdings,    Inc.;   Director   and
                               Assistant  Secretary  of  OppenheimerFunds   plc;
                               Secretary  and  General  Counsel  of  Oppenheimer
                               Acquisition   Corp.;   Director   and   Assistant
                               Secretary   of   OppenheimerFunds   International
                               Ltd.;   Director   of   Oppenheimer   Real  Asset
                               Management,   Inc.  and  OppenheimerFunds  (Asia)
                               Limited);   Vice  President  of  OppenheimerFunds
                               Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alex Zhou,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur J. Zimmer,              Senior  Vice  President  (since  April  1999)  of
Senior Vice President          HarbourView Asset Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust
Limited Term New York Municipal Fund (Rochester Portfolio Series)
OFI Tremont Core Diversified Hedge Fund
OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals
Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund
Oppenheimer Bond Fund (a series of Oppenheimer Integrity Funds)
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Capital Preservation Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Convertible Securities Fund (Bond Fund Series)
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund
Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund
Oppenheimer Equity Fund, Inc.
Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Growth Fund
Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer
International     Large-Cap Core Trust)
Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value       Trust)
Oppenheimer Limited Term California Municipal Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal
Fund)
Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Funds, Inc.)
Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer MidCap Fund
Oppenheimer Money Market Fund, Inc.
Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust (3 series):
   Oppenheimer New Jersey Municipal Fund
   Oppenheimer Pennsylvania Municipal Fund
   Oppenheimer Rochester National Municipals
Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer
Principal
      Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer
      Principal Protected Trust II)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series):
   Oppenheimer Quest Balanced Fund
   Oppenheimer Quest Opportunity Value Fund
   Oppenheimer Small Cap Value Fund
Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
   Oppenheimer Disciplined Allocation Fund
   Oppenheimer Value Fund
Oppenheimer Strategic Income Fund
Oppenheimer Total Return Bond Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust
Oppenheimer Variable Account Funds (11 series):
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Balanced Value Fund/VA
   Oppenheimer Bond Fund/VA
   Oppenheimer Capital Appreciation Fund/VA
   Oppenheimer Global Securities Fund/VA
   Oppenheimer High Income Fund/VA
   Oppenheimer Main Street Fund/VA
   Oppenheimer Main Street Small Cap Fund/VA
   Oppenheimer Money Fund/VA
   Oppenheimer Strategic Bond Fund/VA
   Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
   Growth Portfolio
   Government Securities Portfolio
   Oppenheimer International Growth Fund/VA
   Total Return Portfolio
Rochester Fund Municipals

The address of the  Oppenheimer  funds  listed  above,  Shareholder  Financial
Services,  Inc.,  Shareholder  Services,  Inc.,   OppenheimerFunds   Services,
Centennial   Asset   Management   Corporation,   Centennial   Capital   Corp.,
Oppenheimer Real Asset Management,  Inc. and  OppenheimerFunds  Legacy Program
is 6803 South Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds,  Inc.,  OppenheimerFunds  Distributor,  Inc.,
HarbourView Asset Management  Corporation,  Oppenheimer  Partnership Holdings,
Inc.,  Oppenheimer  Acquisition  Corp.,  OFI Private  Investments,  Inc.,  OFI
Institutional  Asset  Management,  Inc. and  Oppenheimer  Trust Company is Two
World Financial  Center,  225 Liberty Street,  11th Floor,  New York, New York
10281-1008.

The address of Tremont  Advisers,  Inc. is 555 Theodore  Fremd  Avenue,  Suite
206-C, Rye, New York 10580.

The  address  of  OppenheimerFunds  International  Ltd.  is Bloc C, Irish Life
Center, Lower Abbey Street, Dublin 1, and Ireland.

The address of Trinity Investment  Management  Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823.

Item 31.    Location of Accounts and Records
--------------------------------------------

      The  accounts,  books and other  documents  required to be maintained by
Registrant  pursuant to Section  31(a) of the  Investment  Company Act of 1940
and rules promulgated  thereunder are in the possession of Oppenheimer  Funds,
Inc. at its offices at 6803 South Tucson Way, Englewood, Colorado 80112.

Item 32.    Management Services
-------------------------------

      Not applicable.

Item 33.    Undertakings
------------------------

I.    The  Registrant  undertakes  to suspend the offering of shares until the prospectus  is  amended  if  (1)  subsequent  to  the  effective  date  of its registration  statement,  the net asset value of the Fund  declines  more than ten  percent  from  its  net  asset  value  as of the  effective  date  of the registration  statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.   The Registrant hereby undertakes:

(a)   to file,  during any period in which  offers or sales are being made,  a post-effective amendment to this registration statement:

(i)   to  include  any  prospectus   required  by  Section   10(a)(3)  of  the
                  Securities Act of 1933;

(ii)  to  reflect  in the  prospectus  any facts or events  arising  after the effective  date of the  registration  statement (or the most
                  recent    post-effective     amendment    thereof)    which,
                  individually  or in the  aggregate,  represent a fundamental change  in the  information  set  forth in the  registration statement.  Notwithstanding  the foregoing,  any increase or decrease  in  volume  of  securities  offered  (if the total dollar  value of  securities  offered  would not exceed that which  was  registered)  and any  deviation  from the low or high end of the  estimated  maximum  offering  range  may be
                  reflected  in  the  form  of   prospectus   filed  with  the
                  Commission  pursuant to Rule 424(b) under the Securities Act of 1933 if, in the  aggregate,  the  changes  in volume  and price  represent  no more than a 20%  change in the  maximum aggregate  offering price set forth in the  "Calculation  of
                  Registration  Fee"  table  in  the  effective   registration
                  statement; and

(iii) to  include  any  material  information  with  respect  to the  plan  of distribution  not previously  disclosed in the  registration statement or any material change to such  information in the registration statement;

(b)   that, for the purpose of determining  any liability under the Securities
            Act of 1933,  each such  post-effective  amendment shall be deemed to be a new  registration  statement  relating  to  the  Interests offered  therein,  and the offering of the  Interests at that time shall be deemed be the initial bona fide offering thereof; and

(c)   to remove from  registration by means of a post-effective  amendment any of the  Interests  being  registered  which  remain  unsold at the termination of the offering.

III.  The  Registrant  undertakes  to send by first  class mail or other means designed  to ensure  equally  prompt  delivery  within  two  business  days of
receipt  of  a  written  or  oral  request,  the  Registrant's   Statement  of
Additional Information.

                   OFI TREMONT CORE DIVERSIFIED HEDGE FUND

                     Registration Statement No. 333-89784

                                EXHIBIT INDEX
                                -------------

Exhibit No.       Description
-----------       -----------

24(g)(i)          Amended and Restated Investment Advisory Agreement
24(g)(ii)         Amended and Restated Investment Sub-Advisory Agreement
24(k)(ii)         Amended and Restated Administration Agreement
24(k)(iii)        Amended and Restated Sub-Administration Agreement
24(n)             Consent of Independent Auditors